FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

/s/ GARRY WHITE
(Registrant)

By:	Garry White
Assistant Company Secretary
(Signature)*

Date 23 May 2003

* Print the name and title of the signing officer under his signature.

DATED 11 April 2003

AMENDED AND RESTATED DEED POLL

by

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

Australian Business Number  11 005 357 522

AUSTRALIAN DOLLAR
DEBT ISSUANCE PROGRAMME

AMENDED AND RESTATED DEED POLL

THIS AMENDED AND RESTATED DEED POLL is made on 11 April 2003 by AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED A.B.N. 11 005 357 522 (the Issuer) in favour of Registered Holders from time to time.

RECITALS

A.                         The Issuer wishes to amend and restate the Deed Poll originally made on 20 June 2001 (the Original Deed Poll).

B.                           Under an Information Memorandum dated 11 April 2003 (the Information Memorandum) relating to the Australian Dollar Debt Issuance Programme (the Programme), the Issuer proposes to issue Notes and to issue Transferable Certificates of Deposit in respect of Transferable Deposits accepted by it from investors (together with the Notes, the Securities) from time to time.

C.                           The Issuer agrees to enter into this Deed in order to enable the Registered Holders from time to time of such Securities to obtain the benefit of the terms on which those Notes and Transferable Certificates of Deposit are issued as set out in the Conditions of the Securities and the relevant Pricing Supplement.

NOW THIS DEED WITNESSES as follows:

1.                            INTERPRETATION

1.1                       Conditions means the Conditions of the Securities contained in Schedule 1 to this Deed, as amended by the relevant Pricing Supplement for any Tranche of Securities.

1.2                       Meeting Provisions means the provisions contained in Schedule 2 to this Deed.

1.3                       Security Terms means, in relation to any Security, the Conditions and the relevant Pricing Supplement.

1.4                       Unless the context otherwise requires, terms defined in the Conditions and the relevant Pricing Supplement have the same meanings in this Deed.

1.5                       Condition 1.2 (except (i)) of the Conditions applies to this Deed as if incorporated in this Deed and as if all references to “these Conditions” are references to “this Deed”.

2.                            REGISTERED HOLDERS TO HAVE BENEFIT OF THE SECURITY TERMS

2.1                       The obligations of the Issuer under the Securities are constituted by and specified in this Deed.

2.2                       Subject to the Security Terms, the Issuer unconditionally and irrevocably agrees for the benefit of each Registered Holder that such Registered Holder shall, until it has disposed of all Securities held by it, be entitled to the benefit of the terms contained in the Security Terms in respect of the Securities held by it.

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2.3                       Each Registered Holder who acquires any Securities in accordance with the Security Terms otherwise than by issue or acceptance (as applicable) by the Issuer shall acquire all rights and benefits to which that Registered Holder would have been entitled under the Security Terms with respect to that Security if that Registered Holder had held that Security from its Issue Date.

2.4                       Each Registered Holder and any person claiming through or under a Registered Holder is bound by this Deed and is deemed to have notice of this Deed (including the Meeting Provisions), the Conditions, the Information Memorandum, the relevant Pricing Supplement and the Registry Services Agreement.

2.5                       This Deed amends and restates the Original Deed Poll and applies to the exclusion of the Original Deed Poll in respect of all Securities issued after the date of this Deed.

3.                            DEED DEPOSITED WITH REGISTRAR

3.1                       This Deed shall be delivered to and held by the Registrar while any Security remains outstanding and for so long after as any claim made against the Issuer by any Registered Holder in relation to the Securities, the Security Terms or this Deed shall not have been finally adjudicated, settled or discharged.

3.2                       Each Registered Holder is taken to have irrevocably instructed the Issuer that this Deed is to be held by the Registrar and appointed and authorised the Registrar to hold this Deed at its office in Melbourne on its behalf.

4.                            ILLEGALITY

The illegality, invalidity or unenforceability of any provision of this Deed under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Deed.

5.                            GOVERNING LAW

This Deed is governed by the laws of Victoria.

6.                            ATTORNEYS

Each attorney executing this Deed states fact he or she has no notice of revocation of his or her power of attorney.

IN WITNESS the Issuer has duly executed and delivered this deed poll in Melbourne.

SIGNED SEALED AND DELIVERED for and on behalf of AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED by its attorney in the presence of:	/s/ ROSS GLASSCOCK
Attorney
/s/ MARK J. ANWENDER
Witness	/s/ ROSS GLASSCOCK
Print Name

/s/ MARK J. ANWENDER
Print Name

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SCHEDULE 1

CONDITIONS OF THE SECURITIES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Securities of each Series

Words and expressions defined in the Deed Poll or used in the Pricing Supplement shall have the same meanings where used in these Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Deed Poll and the Pricing Supplement, the Pricing Supplement will prevail.

The Securities are constituted by a Deed Poll dated 20 June 2001 as amended and restated on 11 April 2003 and as further amended and/or supplemented and/or restated as at the Issue Date of the Securities (the “Deed Poll”) executed by Australia and New Zealand Banking Group Limited (the “Issuer”) and issued with the benefit of the Registry Services Agreement. Copies of the Registry Services Agreement, the Deed Poll and the relevant Pricing Supplement are available to the relevant Registered Holders for inspection at the following offices of the Issuer and Registrar respectively:

Issuer:	Australia and New Zealand Banking Group Limited, Level 14, 530 Collins Street, Melbourne Victoria

Registrar:	Austraclear Services Limited, 11-19 Bank Place, Melbourne, Victoria

The Registered Holders of the Securities and any person claiming through or under a Registered Holder are entitled to the benefit of, are bound by and are deemed to have notice of all of the provisions contained in the Deed Poll (including the relevant Pricing Supplement), the Information Memorandum and the Registry Services Agreement.

1.                                     DEFINITIONS AND INTERPRETATION

1.1                     Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Aggregate Nominal Amount” means, in relation to a Tranche of Securities, the amount specified in the Pricing Supplement or in relation to any Certificate the aggregate Nominal Amount of the Securities to which that Certificate relates.

“Amortised Face Amount” has the meaning given to it in Condition 6.3(ii).

“Austraclear” means Austraclear Limited ABN 94 002 060 773.

“Austraclear Regulations” means the regulations known as the ‘Regulations and Operating Manual’ established by Austraclear (as amended from time to time) to govern the use of the Austraclear System.

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“Austraclear System” means the system operated by Austraclear for holding Securities and the electronic recording and settling of transactions in those Securities between members of that system.

“Australian Dollars” and “A$” means the lawful currency for the time being of the Commonwealth of Australia.

“Business Day” means a day (other than a Saturday or Sunday or public holiday) on which commercial banks and foreign exchange markets settle payments in Sydney and in such other places as are specified as “Additional Financial Centres” in the Pricing Supplement.

“Business Day Convention” means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the relevant Pricing Supplement in relation to any date applicable to any Security, have the following meanings:

(i)                                             “Floating Rate Business Day Convention” means that the date is postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment;

(ii)                                          “Following Business Day Convention” means that the date is postponed to the first following day that is a Business Day;

(iii)                                       ‘‘Modified Following Business Day Convention” or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day; and

(iv)                                      “Preceding Business Day Convention” means that the date is brought forward to the first preceding day that is a Business Day.

Where no Business Day Convention is specified in a relevant Pricing Supplement, it shall be deemed to be the Modified Following Business Day Convention.

“Calculation Agent” means, in respect of a Tranche of Securities, the person specified as the Calculation Agent in the relevant Pricing Supplement.  The Calculation Agent must be the same for all Securities in a Series.

“Certificate” means a certificate confirming registered ownership of a Security.

“CHESS” means the Clearing House Electronic Subregister System operated by the Australian Stock Exchange.

“Condition” means the correspondingly numbered condition in these terms and conditions

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“Corporations Act” means the Corporations Act 2001 (Cth).

“Day Count Fraction” means, in relation to the calculation of an amount of interest on any Security for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Accrual Period, the “Calculation Period”):

(i)                                             in respect of Floating Rate Securities:

(a)                           if “Actual/360” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(b)                          if “Actual/365” or “Actual/Actual” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c)                           if “Actual/365 (fixed)” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(ii)                                          in respect of Fixed Rate Securities:

(a)                           if “Actual/Actual (ISMA)” is specified in the Pricing Supplement:

(i)                                     if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of:

(A)                                   the number of days in such Determination Period; and

(B)                                     the number of Determination Periods normally ending in any year; and

(ii)                                  if the Calculation Period is longer than one Determination Period, the sum of:

(A)                              the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(B)                                the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the

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number of Determination Periods normally ending in any year where:

“Determination Period” means the period from and including an Interest Payment Date in any year to but excluding the next Interest Payment Date;

(b)                          if ‘‘30/360” is specified in the Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months); and

(c)                           if ‘‘RBA Bond Basis” is specified in the Pricing Supplement, one divided by the number of Interest Payment Dates in a year.

“Early Redemption Amount” means the amount which may be payable in respect of a Security and specified as such in (or calculated or determined in accordance with the provisions of) the relevant Pricing Supplement.

“Event of Default” has the meaning given to it in Condition 11.

“Extraordinary Resolution” has the meaning given to it in the Meeting Provisions.

“Final Redemption Amount” means the amount payable in respect of a Security and specified as such in (or calculated in accordance with the provisions of) the relevant Pricing Supplement.

“Fixed Rate Security” means a Security that bears interest at a fixed rate specified in the relevant Pricing Supplement.

“Floating Rate Security” means a Security that bears interest at a floating rate specified in the relevant Pricing Supplement.

“GST” has the meaning given to it in Section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“Index” means the index applying to a Security, as specified in the relevant Pricing Supplement.

“Index Linked Interest Security” means a Security that bears interest at a rate calculated by reference to an Index.

“Index Linked Redemption Security”  means a Security the Early or Final Redemption Amount in respect of which is calculated by reference to an Index.

“Index Linked Securities” means an Index Linked Interest Security or an Index Linked Redemption Security.

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“Interest Amount” means the amount of interest payable in respect of a Security, and in the case of Fixed Rate Securities, also means the Fixed Coupon Amount or Broken Amount, as the case may be, so specified in the relevant Pricing Supplement;

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date during the relevant Interest Period, except that the last Interest Accrual Period ends on (and excludes) the Maturity Date.

“Interest Commencement Date” means the Issue Date in respect of Securities or such other date as may be specified in the Pricing Supplement.

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the Pricing Supplement or, if none is so specified the first day of such Interest Accrual Period.

“Interest Payment Date” means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and adjusted, if not a Business Day, in accordance with the applicable Business Day Convention.

“Interest Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, except that the final Interest Period ends on (but excludes) the Maturity Date.

“Interest Period Date” means each Interest Payment Date unless otherwise specified in the Pricing Supplement.

“Issue Date” means the date of issue of the Securities as specified in or determined in accordance with the relevant Pricing Supplement (and in the case of Transferable Certificates of Deposit will be the same date as the date of acceptance of the relevant Transferable Deposit by the Issuer).

“Issue Price” means the issue price for Securities specified in, calculated in or determined in accordance with the provisions of the Pricing Supplement.

“Issuer” means Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

“Maturity Date” means the maturity date specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement and as recorded in the Register.

“Maximum Rate of Interest” means the maximum interest rate (if any) specified in, or calculated or determined in accordance with the provisions of the relevant Pricing Supplement.

“Medium Term Note” means an unsubordinated Note as more fully described in Condition 3.2.

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“Meeting Provisions” means the provisions for the convening of meetings of, and passing of resolutions by, Registered Holders set out in Schedule 2 of the Deed Poll.

“Minimum Rate of Interest” means the minimum interest rate (if any) specified in, or calculated or determined in accordance with the provisions of the relevant Pricing Supplement.

“Nominal Amount” means the notional nominal amount of each Security which will, unless indicated otherwise, be the same amount as the “Specified Denomination” of each Security so specified in the relevant Pricing Supplement.

“Note” means either an unsubordinated or a subordinated medium term note being a debt obligation of the Issuer owing to a Registered Holder, the details of which are identified in the Register, and, in these Conditions, references to Notes are references to Notes of the relevant Series.

“Noteholder” means the Registered Holder of a Note.

“Offshore Associate” means an associate (as defined in section 128F of the Income Tax Assessment Act 1936 (Cth)) of the Issuer that is either a non-resident of the Commonwealth of Australia which does not acquire the Securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, a resident of Australia that acquires the Securities in carrying on business at or through a permanent establishment outside of Australia.

“outstanding” means in relation to the Securities of any Series, all the Securities issued other than (a) those that have been redeemed in accordance with the Conditions, (b) those which have become void or in respect of which claims have become prescribed, and (c) those which have been purchased and cancelled as provided for in the Conditions.

“Pricing Supplement” means the pricing supplement document prepared in relation to the Securities of the relevant Tranche.

“Programme” means the Australian Dollar Debt Issuance Programme of the Issuer providing for the issue of Notes and Transferable Certificates of Deposit by the Issuer.

“Rate of Interest” means the rate of interest payable from time to time in respect of a particular Security and that is either specified or calculated in accordance with the provisions set out in the Pricing Supplement.

“Record Date” means, in the case of payments of interest or principal, the date eight days prior to the relevant payment date.

“Reference Banks” means the institutions specified as such in the Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Reference Rate specified in the Pricing Supplement

“Reference Rate” means the rate, if any, specified in the relevant Pricing Supplement.

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“Register” means the register of Registered Holders maintained by the Registrar in accordance with the Registry Services Agreement or such other relevant agreement between the Registrar and the Issuer.

“Registered Holder” means in relation to any Security, a person whose name is for the time being recorded in the Register to signify ownership of the Security.  If the Security is owned jointly by more than one person a Registered Holder includes a person whose name appears in the Register as a joint owner.

“Registrar” means Austraclear Services Limited ABN 28 003 284 419 or such other person appointed and notified by the Issuer.

“Registry Office” means the following office of the Registrar: 11-19 Bank Place, Melbourne.

“Registry Services Agreement” means the Registry Services Agreement dated 20 June 2001 as amended from time to time, between the Registrar and the Issuer.

“Relevant Date” in respect of any Security means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Registered Holders that such payment will be made, provided that payment is in fact made.

“Relevant Financial Centre” means, with respect to any Floating Rate Security to be determined in accordance with Screen Rate Determination on an Interest Determination Date the financial centre specified as such in the Pricing Supplement or, if none is so specified, the financial centre with which the relevant Reference Rate is most closely connected.

“Relevant Time” means, with respect to any Interest Determination Date, the relevant time specified in the Pricing Supplement.

“Screen Rate Determination” has the meaning specified in the Pricing Supplement and in Condition 5.2(ii).

“Security” means a Transferable Certificate of Deposit, Medium Term Note or Subordinated Note.

“Series” means a Tranche of Securities together with any further Tranche or Tranche of Securities which are:

(i)                                               expressed to be consolidated and form a single Series; and

(ii)                                          identical in all respects (including as to listing) except for the respective Issue Dates, Interest Commencement Dates, Issue Prices or amounts of the first payment of interest.

“Subordinated Note” means a subordinated Note as more fully described in Condition 3.3.

“Subordinated Noteholder” means the Registered Holder of a Subordinated Note.

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“Tranche” means Securities that are identical in all respects (including as to listing).

“Transferable Certificate of Deposit” means a transferable certificate of deposit, issued in respect of a Transferable Deposit, owing to a Registered Holder, the details of which are recorded in the Register, and, in these Conditions, references to Transferable Certificates of Deposit are references to Transferable Certificates of Deposit of the relevant Series.

“Transferable Deposit” means a transferable deposit made by an investor and accepted by the Issuer, being a deposit liability in Australia of the Issuer.

“Unsubordinated Creditors” has the meaning contained in Condition 3.3.

“Zero Coupon Security” means a Transferable Certificate of Deposit or Note that does not bear interest.

1.2                     Interpretations

In these Conditions unless the contrary intention appears:

(i)                                             a reference to Conditions is a reference to these Conditions as supplemented, modified or altered by the relevant Pricing Supplement;

(ii)                                          reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iii)                                       the singular includes the plural and vice versa;

(iv)                                      the word “person” incorporates a firm, body corporate, an unincorporated association or an authority;

(v)                                         a reference to a person incorporates references to the person’s executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(vi)                                      a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively, to any two or more of them collectively and to each of them individually;

(vii)                                   unless otherwise specified to the contrary, any reference to a particular time is a reference to Sydney time;

(viii)                                headings are inserted for convenience and do not affect the interpretation of these Conditions;  and

(ix)                                        all references to the issue or issuance of Securities are to:

(a)                                  the issue of Transferable Certificates of Deposit by the Issuer in respect of Transferable Deposits made by investors and accepted by the Issuer; or

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(b)                                 the issue of Notes by the Issuer; or

(c)                                  both as the context requires.

2                                              FORM, DENOMINATION AND TITLE

2.1                     Constitution

The Securities are registered debt obligations of the Issuer constituted by and owing under the Deed Poll. The obligations of the Issuer in respect of these Conditions and the relevant Pricing Supplement extend to each individual Security and, following on from that, the Registered Holder of each Security without the Registered Holder having to join forces with any other Registered Holder or any predecessor in title of that Registered Holder of a Security.

2.2                     Title

Entry of the name of the person purchasing a Security, or the transferee of a Security on the Register at the relevant time will constitute the passing of title of that Security and will be conclusive evidence of that person’s entitlements to receive interest and repayment of principal in the manner provided for in these Conditions (subject to rectification for fraud or error).  A Security registered in the name of more than one person is held by those persons as joint tenants (unless requested otherwise and in a form satisfactory to the Issuer).  Securities will be registered by name only without reference to any trusteeship.  Neither the Issuer nor the Registrar is, except as required by law, obliged to take notice of any other claim to a Security.

2.3                     Independent Obligations

Each entry in the Register constitutes the separate and individual title of the Registered Holder to the indebtedness of the Issuer to that relevant Registered Holder.

2.4                     Location of Register

The Register will be established and maintained by the Registrar at its Registry Office unless otherwise specified in the relevant Pricing Supplement.

2.5                     Denomination

(i)                                             Securities are issued in the denominations specified in the Pricing Supplement.  Securities may only be sold in Australia if the aggregate consideration payable to the Issuer by the purchaser (in the case of a Transferable Certificate of Deposit by way of a deposit with the Issuer) is at least A$500,000 (disregarding moneys lent by the relevant Issuer or its associates) or if the Securities are otherwise sold in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

(ii)                                          Securities may only be issued or sold by the Issuer in a jurisdiction or jurisdictions other than Australia if the issue or sale is in compliance with the laws of the

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jurisdiction in which the issue or sale is made and the Securities are otherwise issued or sold in a manner that does not require disclosure to investors under the laws of that jurisdiction or those jurisdictions.  Zero Coupon Securities may only be issued or sold by the Issuer in a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

2.6                     Austraclear

If Securities are lodged in the Austraclear System, the Registrar will enter Austraclear in the Register as the Registered Holder of those Securities.  While those Securities remain in the Austraclear System, all dealings (including transfers and payments) in relation to those Securities within the Austraclear System will be governed by the regulations for the Austraclear System and need not comply with these Conditions to the extent of any inconsistency.

2.7                     Certificates

No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Security unless the Issuer determines that such certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

2.8                     Acknowledgment

Where Austraclear is recorded in the Register as the Registered Holder, each person in whose Security Record (as defined in the Austraclear Regulations) that Security is recorded is deemed to acknowledge in favour of the Registrar and Austraclear that:

(i)                                             the Registrar’s decision to act as the Registrar of the Security does not constitute a recommendation or endorsement by the Registrar or Austraclear in relation to the Security but only indicates that such Security is considered by the Registrar to be compatible with the performance by it of its obligations as Registrar under its agreement with the Issuer to act as Registrar of the Security; and

(ii)                                          the Registered Holder does not rely on any fact, matter or circumstance contrary to Condition 2.8(i).

2.9                     Australian Stock Exchange Listing

Securities which are listed on the Australian Stock Exchange will not be transferred through or registered on CHESS and will not be CHESS approved securities.  In the event that an interface between the Register maintained by the Registrar and CHESS is established the Conditions and any other Programme documents may be amended to facilitate settlement on CHESS and so that the Securities will become CHESS approved securities.

3.                                           STATUS

The Securities may be Transferable Certificates of Deposit, Medium Term Notes or Subordinated Notes as specified in the applicable Pricing Supplement.

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3.1                     Transferable Certificates of Deposit

The Transferable Certificates of Deposit constitute deposit liabilities in Australia of the Issuer for the purpose of Section 13A of the Banking Act 1959 of the Commonwealth of Australia, which provides that in the event of the Issuer becoming unable to meet its obligations or suspending payment, the assets of the Issuer in Australia shall be available to meet the Issuer’s deposit liabilities in Australia in priority to all other liabilities of the Issuer.

3.2                     Medium Term Notes

The Medium Term Notes constitute (subject to Condition 4 - Negative Pledge) direct, unconditional and unsecured obligations of the Issuer and (save for certain debts, including those in respect of the Issuer’s deposit liabilities in Australia, required to be preferred by law) rank pari passu among themselves and equally with all other present and future unsecured obligations (other than subordinated obligations) of the Issuer, all as described in Condition 11 (Events of Default).

The Medium Term Notes rank senior to the Issuer’s subordinated obligations, including the Subordinated Notes.

3.3                     Subordinated Notes

The Subordinated Notes constitute direct and unsecured subordinated obligations of the Issuer and, unless otherwise specified in the applicable Pricing Supplement, rank pari passu among themselves and, unless specified in the applicable Pricing Supplement, rank at least pari passu with all other unsecured subordinated obligations incurred or assumed by the Issuer other than those mandatorily preferred by law.  In the event of the winding up of the Issuer (see Condition 12 (Subordination)) the principal amount of, any premium or interest on, and any other payments, including additional amounts, in respect of the Subordinated Notes will be subordinated to the claims of all Unsubordinated Creditors.  “Unsubordinated Creditors” means all creditors of the Issuer (including all depositors of the Issuer) other than:

(i)                                             Subordinated Noteholders;

(ii)                                          creditors whose claims against the Issuer rank pari passu with the claims of Subordinated Noteholders, which creditors shall be deemed to include all creditors, present and future, to whom the Issuer is indebted where the terms of such indebtedness:

(a)                                  provide that such indebtedness would become due and payable on a specified or determinable date or at the end of a specified or determinable period and that in the event of the winding up of the Issuer the claims of those creditors against the Issuer will be, or are expressed to be, subordinated in right of payment to the claims of all depositors and other unsubordinated creditors of the Issuer; and

(b)                                 do not provide that in the event of the winding up of the Issuer the claims of those creditors against the Issuer will rank, or are expressed to

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rank, ahead of the claims of any unsubordinated creditors of the Issuer to whom the Issuer is indebted; and

(iii)                                       creditors whose claims against the Issuer rank, or are expressed to rank, after the claims of the Subordinated Noteholders.

The Subordinated Noteholders have no contractual right to set off any sum at any time due and payable to them by the Issuer under or in relation to the Subordinated Notes against amounts owing by the Subordinated Noteholders to the Issuer.

The Subordinated Notes do not limit the amount of liabilities ranking senior to the Subordinated Notes that may be hereafter incurred or assumed by the Issuer.

4.                                           NEGATIVE PLEDGE

So long as the Medium Term Notes of any Series remain outstanding, the Issuer will not create or permit to be outstanding any mortgage, charge, pledge or other security interest upon the whole or any part of the property, assets, present or future, of the Issuer to secure:

(i)                                             repayment of any external indebtedness;

(ii)                                          any payment under any guarantee of any external indebtedness; or

(iii)                                       any payment under any indemnity or any other like obligation relating to any external indebtedness,

without in any such case at the same time according to all Medium Term Notes of all Series (whether or not then outstanding or issued thereafter) the same security as is granted to or is outstanding in respect of such external indebtedness or such guarantee, indemnity or other like obligation, or such other security, as shall be approved by an Extraordinary Resolution of the Registered Holders of the Medium Term Notes.

For this purpose, “external indebtedness” means any obligation for the repayment of money borrowed by the Issuer or any other person (not being indebtedness incurred in the ordinary course of banking business) consisting of or evidenced by bonds, notes, debentures or other securities which are capable of being listed, quoted, ordinarily dealt in or traded on any recognised securities market, but shall not include indebtedness incurred in the ordinary course of carrying on the business of co-ordinating and arranging or participating in leveraged lease facilities or in connection with the provision of or the participation in other similar financial accommodation by the Issuer.  For this purpose, “leveraged lease facilities” means financial arrangements involving ownership of assets by a lessor, lessor partnership or other entity (an “owner”) which will be leased or made available to the lessee or user, the acquisition of which shall have been made with the assistance of a loan or loans on security which will include the property or funds accruing to the owner in respect of such property under the terms of the lease or agreement by which the assets are made available to the lessee or user on security which includes both such property and such funds.

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5.                            INTEREST AND OTHER CALCULATIONS

5.1                     Interest on Fixed Rate Securities

Each Fixed Rate Security bears interest on its outstanding Nominal Amount from, and including, the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.  If a Fixed Coupon Amount or a Broken Amount is specified in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the applicable Pricing Supplement.

5.2                     Interest on Floating Rate Securities and Index Linked Interest Securities

(i)                                             Interest Payment Dates:    Each Floating Rate Security and Index Linked Interest Security bears interest on its outstanding Nominal Amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either specified in the Pricing Supplement as the Interest Payment Dates or, if no Interest Payment Date(s) are specified, Interest Payment Date shall mean each date which falls the number of months or other period shown in the Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii)                                          Rate of Interest for Floating Rate Securities:    The Rate of Interest in respect of Floating Rate Securities for each Interest Accrual Period shall be determined in the manner specified in the Pricing Supplement and the provisions below relating to Screen Rate Determination shall apply.

Screen Rate/Reference Bank Determination for Floating Rate Securities

(x)                                   If Screen Rate Determination is specified as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be (as determined by the Calculation Agent):

(I)                                        the offered quotation; or

(II)                                    the arithmetic mean of the offered quotations,

for the Reference Rate in each case appearing on the Relevant Screen Page at the Relevant Time on the Interest Determination Date;

(y)                                 if paragraph (x)(I) above applies and no Reference Rate appears on the Relevant Screen Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two offered quotations appear on the Relevant Screen Page at the

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Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the offered quotations that each of the Reference Banks is quoting (or such of them, being at least two, as are so quoting) to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z)                                   if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting the Reference Rate, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Reference Rate) that at least two out of five leading banks selected by the Calculation Agent in the Relevant Financial Centre, are quoting at or about the Relevant Time for a period equivalent to the relative Interest Accrual Period to leading banks carrying on business in the Relevant Financial Centre; except that, if fewer than two of such banks are so quoting to such leading banks, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iii)                                       Rate of Interest for Index Linked Interest Securities: The Rate of Interest in respect of Index Linked Interest Securities for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or formula as specified in the relevant Pricing Supplement.

5.3                     Zero Coupon Securities

Where a Security, the Interest Basis of which is specified in the Pricing Supplement to be Zero Coupon, is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Security.  As from the Maturity Date, the Rate of Interest for any overdue principal of such a Security shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6.3 (Early Redemption)).

5.4                     Accrual of Interest

Interest shall cease to accrue on each Security on the due date for redemption unless payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) on the outstanding Nominal Amount of the Security at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date.

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5.5                     Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding

(i)                                             If any Margin or Rate Multiplier is specified in the Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with 5.2 above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii)                                          If any Maximum or Minimum Rate of Interest, Instalment Amount or Early, Final or Optional Redemption Amount is specified in the Pricing Supplement, then any Rate of Interest, Instalment Amount or Early, Final or Optional Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii)                                       Subject to the requirements of applicable law, for the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven decimal places (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest cent (with one half cent being rounded up).

5.6                     Calculations

The amount of interest payable in respect of any Security for any Interest Accrual Period shall be calculated by multiplying the product of the Rate of Interest and the outstanding Nominal Amount of such Security by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in the Pricing Supplement in respect of such period, in which case the amount of interest payable in respect of such Security for such period shall equal such Interest Amount (or be calculated in accordance with such formula).  Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

5.7                     Determination and Publication of Rate of Interest, Interest Amounts, Early, Final or Optional Redemption Amounts and Instalment Amounts

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified

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Denomination of the Securities for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Instalment Amount or Optional Redemption Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Instalment Amount or Optional Redemption Amount to be notified to the Issuer, the Registrar (which will then notify the Registered Holders of the calculation as required by the Issuer to the address of the Registered Holders recorded in the Register), any other Calculation Agent appointed in respect of the Securities that is to make a further calculation upon receipt of such information and, if the Securities are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (y) the commencement of the relevant Interest Accrual Period, if determined prior to such time in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (z) in all other cases, the fourth Business Day after such determination.  Where any Interest Payment Date or Interest Accrual Period is subject to adjustment pursuant to the application of a Business Day Convention, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Accrual Period.  If the Securities become due and payable under Condition 11 (Events of Default), the accrued interest and the Rate of Interest payable in respect of the Securities shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made.  The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

5.8                     Calculation Agent and Reference Banks

The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the Pricing Supplement and for so long as any Security is outstanding.  If any Reference Bank (acting through its relevant offices) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place.  Where more than one Calculation Agent is appointed in respect of the Securities, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions.  If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent to act as such in its place.  The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

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5.9                     Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5 shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Calculation Agent, the Registrar and all Registered Holders, and (in the absence of wilful default, bad faith or manifest error) no liability to the Issuer or the Registered Holders, shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6.                            REDEMPTION, PURCHASE AND OPTIONS

6.1                     Redemption by Instalments and Final Redemption

(i)                                           Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or unless the relevant Instalment Date (being one of the dates so specified in the Pricing Supplement) is extended pursuant to any provision of the relevant Pricing Supplement, each Security that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the Pricing Supplement.  The outstanding Nominal Amount of each such Security shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the Nominal Amount of such Security, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii)                                        Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any provision of the relevant Pricing Supplement, each Security shall be finally redeemed on the Maturity Date specified in the Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided in the Pricing Supplement, is its Nominal Amount) or, in the case of a Security falling within paragraph (i) above, its final Instalment Amount.

6.2                     Redemption for taxation reasons

If, as a result of any change in or amendment to the laws or regulations of the Commonwealth of Australia or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of any Security (as specified in the Pricing Supplement), the Issuer has or will become obliged to pay any additional amounts as provided in Condition 9 (Taxation), the Issuer may at its option, at any time (in the case of Zero Coupon

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Securities) or on any Interest Payment Date (in the case of Fixed Rate Securities, Floating Rate Securities or Index Linked Interest Securities) on giving not more than 60 nor less than 30 days’ notice to the Registered Holders (which notice shall be irrevocable) redeem all, but not some only, of the Securities of the relevant Series at their Early Redemption Amount together with interest accrued to the date fixed for redemption, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Securities then due.  Prior to the publication of any notice of redemption pursuant to this Condition 6.2, the Issuer shall deliver to the Registrar a certificate signed by two persons each of whom is either a Director or a General Manager (or equivalent status) of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of the facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred.

6.3                     Early Redemption of Zero Coupon Securities

(i)                                           The Early Redemption Amount payable in respect of any Zero Coupon Security that does not bear interest prior to the Maturity Date, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Security pursuant to Condition 6.2, 6.4 or 6.5 or upon it becoming due and payable as provided in Condition 11 (Events of Default), shall be the Amortised Face Amount (calculated as provided below) of such Security unless otherwise specified in the Pricing Supplement.

(ii)                                        Subject to the provisions of sub-paragraph (iii) below, the “Amortised Face Amount” of any such Security shall be the scheduled Final Redemption Amount of such Security on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is set out in the Pricing Supplement, shall be such rate as would produce an Amortised Face Amount equal to the Issue Price of the Securities if they were discounted back to their Issue Price on the relevant Issue Date) compounded annually. Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction set out in the Pricing Supplement.

(iii)                                     If the Early Redemption Amount payable in respect of any such Security upon its redemption pursuant to Condition 6.2. 6.4 or 6.5 or upon it becoming due and payable as provided in Condition 11 (Events of Default), is not paid when due, the Early Redemption Amount due and payable in respect of such Security shall be the Amortised Face Amount of such Security as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Security becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Security on the Maturity Date together with any interest that may accrue in accordance with

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Condition 5.4.  Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction.

6.4                     Redemption at the Option of the Issuer and Exercise of the Issuer’s Options

If a Call Option is specified in the Pricing Supplement, the Issuer may, on giving not less than 15 or more than 30 days’ irrevocable notice (subject to such other notice period as may be specified in the Pricing Supplement) to the Registered Holders redeem (in accordance with the Pricing Supplement) all or, if so provided, some of the Securities on any Optional Redemption Date. Any such redemption of Securities shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption.  Any such redemption or exercise of the Issuer’s option shall just relate to Securities of a Nominal Amount at least equal to the Minimum Redemption Amount to be redeemed specified in the Pricing Supplement and no greater than the Maximum Redemption Amount to be redeemed specified in the Pricing Supplement.

All Securities in respect of which any such notice is given shall be redeemed, or the Issuer’s option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer’s option, the notice to Registered Holders shall also contain details of the Nominal Amount of Securities to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as may be fair and reasonable in the circumstances, having regard to prevailing market practices and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements.

6.5                     Redemption at the Option of Registered Holders and Exercise of Registered Holders’ Options

If a Put Option is specified in the Pricing Supplement, the Issuer shall, at the option of the Registered Holder of such Security, upon the Registered Holder of such Security giving not less than 15 nor more than 30 days’ notice to the Issuer (or such other notice period as may be specified in the Pricing Supplement), redeem such Security on the Optional Redemption Date(s) so provided at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.  No such notice may be withdrawn without the prior consent of the Issuer.

To exercise such option the Registered Holder must complete, sign and deliver to the Registrar within the notice period, a redemption notice (in the form obtainable from the Registrar) together with any Certificate held by the Registered Holder relating to the Securities to be transferred and such evidence as the Registrar may require to establish the rights of that Registered Holder to the relevant Securities.

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6.6                     Purchases

The Issuer is taken to represent that as at the date of issue of each Security, the Issuer does not know or have any grounds to suspect that that Security or any interest in or right in respect of that Security is being or will later be, acquired either directly or indirectly by an Offshore Associate of the Issuer acting other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Securities or a clearing house, custodian, funds manager or responsible entity of a registered scheme within the meaning of the Corporations Act.

The Issuer and any of its subsidiaries may, to the extent permitted by applicable laws and regulations, at any time purchase Securities in the open market or otherwise at any price. Securities purchased by the Issuer or any of its subsidiaries may be surrendered by the purchaser through the Issuer to the Registrar for cancellation or, in the case of Notes, may at the option of the Issuer or the relevant subsidiary be held or resold.  In the event that Notes are purchased by the Issuer but not cancelled the Issuer will relinquish any voting rights in respect of these purchased Notes.  Transferable Certificates of Deposit purchased by the Issuer shall be cancelled.

6.7                     Cancellation

All Securities redeemed by the Issuer or surrendered by the purchaser through the Issuer for cancellation shall be surrendered for cancellation by the Issuer or purchaser notifying the Registrar and surrendering to the Registrar any Certificates held by the Registered Holder relating to the Securities to be cancelled by the Registrar.  Any Securities so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Securities shall be discharged.

6.8                     Consent of Australian Prudential Regulatory Authority

Notwithstanding anything to the contrary in this Condition 6, unless otherwise specified or determined by the Australian Prudential Regulatory Authority (“APRA”), the Issuer may not redeem any Subordinated Notes under Conditions 6.2, 6.3, 6.4 or 6.5 above or prior to the Maturity Date under paragraph 6.1 above or purchase any Subordinated Notes under Condition 6.6 above without the prior approval of APRA.  In addition, unless otherwise specified or determined by APRA, the prior approval of APRA is required to modify the terms of any Series of Subordinated Notes.

7.                                      PAYMENTS

7.1                     Payments by the Issuer

(i)                                           Payments in respect of interest or principal on any Security made by the Issuer to Registered Holders will be made in accordance with details recorded with the Registrar by 5:00 pm local Registry Office time on the relevant Record Date.

(ii)                                        When a Security is recorded in the Register as being held jointly, payment of interest or principal (as the case may be) by the Issuer will be made to the Registered Holders in their joint names unless requested otherwise (and in a

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form satisfactory to the Issuer) by 5:00 pm local Registry Office time on the relevant Record Date.

7.2                     Method of Payment

Payments in respect of each Security will be made:

(i)                                           where the Securities are lodged in the Austraclear System, by crediting on the relevant Interest Payment Date or Maturity Date (determined in accordance with the Business Day Convention specified in the relevant Pricing Supplement) the amount then due to the account of the relevant Registered Holder in accordance with the Austraclear Regulations; or

(ii)                                        if the relevant Securities have not been lodged or are removed from the Austraclear System, by crediting on the relevant Interest Payment Date, in the case of payments of interest, or the Maturity Date, in the case of payments of principal, the amount then due to a bank account in Australia previously notified by the Registered Holder to the Registrar.  Each Interest Payment Date and Maturity Date shall be determined in accordance with the Business Day Convention specified in the relevant Pricing Supplement.  If the Registered Holder has not notified the Registrar of such an account by close of business on the relevant Record Date (local Registry Office time) or upon application by the Registered Holder to the Registrar no later than close of business on the relevant Record Date (local Registry Office time), payments in respect of the relevant Security will be made by cheque mailed on the Business Day immediately preceding the relevant Interest Payment Date in the case of payments of interest or on the Maturity Date, in the case of payments of principal, at the Registered Holder’s risk to the Registered Holder (or to the first named of joint Registered Holders) of such Security at the address appearing in the Register as at the close of business on the Record Date.  Cheques to be despatched to the nominated address of a Registered Holder will in such case be deemed to have been received by the Registered Holder on the relevant Interest Payment Date, in the case of payments of interest, or the Maturity Date, in the case of payments of principal, and no further amount will be payable by the Issuer in respect of the relevant Security as a result of payment not being received by the Registered Holder on the due date.

No payment of interest will be mailed to an address in the United States or transferred to an account maintained by the Registered Holder in the United States.

7.3                     Payments Subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 9 (Taxation).  No commission or expenses shall be charged to the Registered Holders in respect of such payments.

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7.4                     Appointment of Agents

The Registrar and (if appointed) the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Registered Holder.  The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar or (if appointed) the Calculation Agent, provided that the Issuer shall at all times maintain (i) a Registrar in relation to Registered Securities (ii) one or more Calculation Agent(s) where the Conditions so require, and (iii) such other agents as may be required by the rules of any stock exchange on which the Securities may be listed.  Notice of the appointment of a Calculation Agent and its specified office(s) and, any change to the specified office of the Registrar or the Calculation Agent shall promptly be given to the Registered Holders in accordance with Condition 15 (Notices).

8                                         TRANSFER

8.1                     Transfer

(i)                                           Unless Securities are lodged in the Austraclear System, and subject to Condition 8.2, all applications to transfer Securities must be made by lodging with the Registrar a properly completed transfer and acceptance form in the form approved by the Issuer and the Registrar.  Any Certificate relating to the Securities to be transferred must also be surrendered to the Registrar.  Transfer and acceptance forms are available from any Registry Office.  Each Registry Office will provide prompt marking and transfer services.  Each transfer form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Security, and be signed by both the transferor and the transferee.  The transfer takes effect upon the transferee’s name being entered on the Register.

(ii)                                        Securities lodged in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

8.2                     Limit on Transfer

(i)                                           Securities may only be transferred within, to or from Australia in the denominations specified in the Pricing Supplement and if the consideration payable at the time of transfer is a minimum amount of A$500,000 (in either case, disregarding moneys lent by the transferor or its associates) or the transfer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

(ii)                                        Securities may only be transferred between persons in a jurisdiction or jurisdictions other than Australia if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and the transfer of the Securities otherwise does not require disclosure to investors in accordance with the laws of the jurisdiction in which the transfer takes place.

(iii)                                     Zero Coupon Securities may only be transferred to or between persons in a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

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8.3                     Partial Transfers

Where a transferor executes a transfer of less than all Securities registered in its name, and the identity of the specific Securities to be transferred are not identified, the Registrar may register the transfer in respect of such of the Securities registered in the name of the transferor as the Registrar thinks fit, provided the total Nominal Amount of the Securities registered as having been transferred equals the total Nominal Amount of the Securities expressed to be transferred in the transfer.

8.4                     Closed Period

A transfer of a Security shall not be effective unless and until entered on the Register.  The Register will be closed for the purpose of determining entitlements to payments of interest and repayments of any Nominal Amount at 5:00 pm local Registry Office time on the Record Date prior to the relevant Interest Payment Date, the relevant Maturity Date and any relevant redemption date.  Therefore, transfers must be received by the Registrar at the relevant Registry Office prior to that time.

8.5                     Stamp Duty

The Registered Holder is responsible for any stamp duties or other similar taxes which are payable in any jurisdiction in connection with any transfer, assignment or other dealing with the Securities.

8.6                     Transmission

The Registrar must register a transfer of a Security to or by a person who is entitled to make or receive the transfer in consequence of:

(i)                                             death, bankruptcy, liquidation or winding up of a Registered Holder; or

(ii)                                          the making of a vesting order by a court or other body with power to make the order,

on receiving the evidence of entitlement that the Registrar or the Issuer requires.

8.7                     Austraclear Services Limited as Registrar

If Austraclear Services Limited is the Registrar and Securities are lodged in the Austraclear System, despite any other provision of these Conditions, these Securities are not transferable on the Register, and the Issuer may not, and must procure that the Registrar does not, register any transfer of those Securities issued by it and no member of the Austraclear System has the right to request any registration of any transfer of the relevant Securities, except:

(i)                                           for the purposes of any repurchase, redemption or cancellation (whether on or before the Maturity Date of the relevant Security) of the relevant Security, a transfer of the relevant Security from Austraclear to the Issuer may be entered in the Register; and

(ii)                                        if Austraclear exercises or purports to exercise any power it may have under the Austraclear Regulations from time to time for the Austraclear System or these Conditions, to require the relevant Security to be transferred on the Register to a member of the Austraclear System, the relevant Security may be

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transferred on the Register from Austraclear to the member of the Austraclear System.

In any of these cases, the relevant Security will cease to be held in the Austraclear System.

9.                                      TAXATION

Subject as provided below, all payments of principal and interest in respect of the Securities shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Commonwealth of Australia or by any authority therein or thereof having power to tax (together “Taxes”), unless such withholding or deduction is required by law.  In that event, the Issuer shall pay such additional amounts to the Registered Holders as shall result in receipt by those Registered Holders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Security:

(a)                                        in respect of which the Registered Holder thereof is liable to such taxes, duties, assessments or governmental charges in respect of such Security by reason of its having some connection with the Commonwealth of Australia, other than the mere holding of such Security or the receipt of the relevant payment in respect thereof; or

(b)                                       in respect of which the Registered Holder thereof is an Offshore Associate of the Issuer; or

(c)                                        in respect of which the Taxes have been imposed or levied as a result of the Registered Holder of such Security being party to or participating in a scheme to avoid such Taxes, being a scheme which the Issuer was neither a party to nor participated in; or

(d)                                       to, or to a third party on behalf of, and Australian resident Registered Holder or a non-resident Registered Holder carrying on business in Australia at or through a permanent establishment of the non-resident in Australia, if that person has not supplied an appropriate tax file number, Australian business number or other exemption details.

References in these Conditions to (i) “principal” shall be deemed to include any premium payable in respect of the Securities, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 (Redemption, Purchase and Options), or any amendment or supplement to it, (ii) “interest” shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 (Interest and other Calculations), or any amendment or supplement to it and (iii) “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under this Condition or any undertaking given in addition to or substitution for it under the Deed Poll.  Any additional amounts due in respect of the Subordinated Notes will be subordinated in right of payment as described in Condition 12 (Subordination).

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10.                     PRESCRIPTION

Claims against the Issuer for payment in respect of the Securities shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11.                     EVENTS OF DEFAULT

11.1              Medium Term Notes

If any one of the following events (“Events of Default”) occurs and is continuing, the Registered Holder of any Medium Term Note of any Series may give written notice to the Registrar at its specified office that such Medium Term Note is immediately repayable, whereupon it shall immediately become due and repayable at its Final Redemption Amount or in the case of Zero Coupon Securities at its Early Redemption Amount (calculated in accordance with Condition 6.3) together with accrued interest to the date of payment unless, prior to the date that such written notice is received by the Issuer, the Issuer shall have cured or otherwise made good all Events of Default in respect of the Medium Term Notes of such Series:

(i)                                           default is made in the payment of any principal or Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount, Instalment Amount or Amortised Face Amount (in the case of a Zero Coupon Security) (whether becoming due upon redemption or otherwise) or interest when due, in respect of any Medium Term Note of such Series, and such default continues for a period of seven days; or

(ii)                                        the Issuer fails to perform or observe any of its obligations under any Medium Term Note of such Series other than those specified in paragraph (i) above and in such case (except where such failure is incapable of remedy) such failure continues for a period of 30 days next following the service by any Registered Holder of any Medium Term Note of such Series on the Issuer of written notice requiring the same to be remedied; or

(iii)                                     the maturity of any indebtedness for borrowed money of the Issuer amounting in aggregate to U.S.$10,000,000 principal amount (not being moneys borrowed in the ordinary course of banking business) shall have been accelerated by or on behalf of the holder of such indebtedness in accordance with the terms thereof or any agreement relating thereto or any such indebtedness shall not have been paid when due on maturity and such default shall not have been cured within the grace period, if any, originally applicable thereto or default shall be made by the Issuer in honouring when called upon any guarantee or indemnity given by the Issuer in respect of any such indebtedness of others and such default shall not have been cured within the grace period, if any, originally applicable thereto; and such acceleration or default, as the case may be, is not being contested in good faith by the Issuer and is not cured or otherwise made good within seven days after the date upon which written notice of such default shall have been given to the Issuer by or on behalf of the Registered Holder of any Medium Term Note of such Series, provided that the failure by the Issuer duly to make payment under any leveraged lease (as defined in Condition 4 (Negative Pledge)) or similar financial transaction in consequence of the relevant lessee failing to place the Issuer in funds shall not of itself constitute a breach of this paragraph (iii); or

28

(iv)                                    otherwise than for the purpose of an amalgamation or reconstruction or merger within the meaning of these words under the laws of the Commonwealth of Australia, a resolution is passed that the Issuer be wound up or dissolved; or

(v)                                       the Issuer stops payment (within the meaning of Australian or any other applicable bankruptcy law) of its obligations; or

(vi)                                    an encumbrancer takes possession of or a receiver is appointed of the whole or a substantial part of the undertaking and assets of the Issuer and any such event is continuing for 45 days after its occurrence and would materially prejudice the performance by the Issuer of its obligations under the Medium Term Notes of such Series or a distress or execution is levied or enforced upon or sued out against the whole or a substantial part of the undertaking and assets of the Issuer which would materially prejudice the performance of the Issuer of its obligations under the Medium Term Notes of such Series and is not discharged within 60 days thereof; or

(vii)                                 proceedings shall have been initiated against the Issuer under any applicable bankruptcy, reorganisation or other similar law and such proceedings shall not have been discharged or stayed within a period of 60 days; or

(viii)                              the Issuer shall initiate or consent to proceedings relating to itself under any applicable bankruptcy, insolvency, composition or other similar law (otherwise than for the purpose of amalgamation, reconstruction or merger (within the meaning of those words under the laws of the Commonwealth of Australia)) and such proceedings would materially prejudice the performance by the Issuer of its obligations under the Medium Term Notes of such Series.

11.2              Subordinated Notes

The following are Events of Default with respect to Subordinated Notes:

(i)                                           (a) the making of an order by a court of the State of Victoria, Commonwealth of Australia or court with appellate jurisdiction from such court which is not successfully appealed or permanently stayed within 60 days of the entry of such order; or

(b) the valid adoption by the Issuer ’s shareholders of an effective resolution,

in each case for the winding up of the Issuer (other than under or in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency); and

(ii)                                        (a) default in the payment of interest on any Subordinated Note when due, continued for 30 days; or

(b) default in the payment of principal of, or any premium on, any Subordinated Note when due.

Upon the occurrence of an Event of Default specified in paragraph (i) above, subject to the subordination provisions, the principal amount of, and all accrued and unpaid interest on, the Subordinated Notes will automatically become due and payable.

29

If an Event of Default contemplated by paragraph (ii) above with respect to any Subordinated Notes occurs and is continuing, a Subordinated Noteholder may, in order to enforce the obligations of the Issuer under such Subordinated Noteholder’s Subordinated Notes, institute proceedings for recovery of the money then due, provided that the Issuer will not, by virtue of the institution of any such proceedings (other than proceedings for the winding up of the Issuer) be obliged to pay any sums representing principal or interest in respect of the Subordinated Notes sooner than would have been payable by it.

11.3              Notification

If an Event of Default occurs under Conditions 11.1 or 11.2 above, the Issuer will promptly after becoming aware of it notify the Registrar of the occurrence of the Event of Default specifying details of it and use its reasonable endeavours to procure that the Registrar promptly notifies the Registered Holder’s of the occurrence of the Event of Default by registered post to the address of the Registered Holders recorded in the Register.

12.                     SUBORDINATION

In the event of the winding up of the Issuer constituting an Event of Default with respect to the Subordinated Notes, there shall be payable with respect to the Subordinated Notes, subject to the subordination provisions discussed above (see Condition 3 (Status)), an amount equal to the principal amount of the Subordinated Notes then outstanding, together with all accrued and unpaid interest thereon to the repayment date.

As a result of the subordination provisions, no amount will be payable in the winding up of the Issuer in Australia in respect of the Subordinated Notes until all claims of Unsubordinated Creditors admitted in the winding up have been satisfied in full.  By subscription for, or transfer of, Subordinated Notes to a Subordinated Noteholder, that Subordinated Noteholder will be taken to have agreed that no amount in respect of the Subordinated Notes will be repaid until all the claims of the Unsubordinated Creditors admitted in the winding up have been satisfied accordingly.  Accordingly, if proceedings with respect to the winding up of the Issuer in Australia were to occur, the Subordinated Noteholders could recover less relative to the holders of deposit liabilities, the holders of Medium Term Notes and the holders of prior ranking subordinated liabilities of the Issuer.  For the avoidance of doubt, the Subordinated Notes do not constitute deposit liabilities of the Issuer.

If in any such winding up, the amount payable with respect to the Subordinated Notes and any claims ranking equally with the Subordinated Notes cannot be paid in full, the Subordinated Notes and other claims ranking equally with the Subordinated Notes will share relatively in any distribution of the Issuer’s assets in a winding up in proportion to the respective amounts to which they are entitled.

In addition, because the Issuer is a holding company as well as an operating company, the rights of the Issuer, its creditors and of the Subordinated Noteholders to participate in the assets of any of the Issuer’s subsidiaries upon the liquidation of such subsidiary will be subject to the prior claims of the subsidiary’s creditors, except to the extent that the Issuer itself may be a creditor with recognised claims against that subsidiary.

30

13.                     MEETING OF REGISTERED HOLDERS, MODIFICATIONS AND WAIVER

13.1              Meetings of Registered Holders

Meetings of Registered Holders may be convened in accordance with the Meeting Provisions contained in Schedule 2 to the Deed Poll.  Any such meeting may consider any matters affecting the interests of Registered Holders, including, without limitation, the variation of the terms of the Securities by the Issuer and the granting of approvals, consents and waivers, and the declaration of an Event of Default.

13.2              Modification of the Deed Poll

The Deed Poll may be amended by the Issuer, without the consent of any Registered Holder for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein which does not, in the reasonable opinion of the Issuer, adversely affect the interests of the Registered Holders.  All other amendments to the Deed Poll must be passed at a duly convened meeting of Registered Holders by an Extraordinary Resolution.  The Issuer will notify the Registrar of any amendments made pursuant to this Condition and will use its reasonable endeavours to procure that the Registrar notifies the Registered Holders of the amendment by post to the address of the Registered Holders recorded in the Register.

14.                     FURTHER ISSUES OF SECURITIES

The Issuer may from time to time without the consent of the Registered Holders create and issue further securities either having the same terms and conditions as the Securities in all respects (or in all respects except for the Issue Date or first payment of interest on them) and so that such further issue of securities shall be consolidated and form a single Series with the outstanding Securities of any Series or upon such terms as the Issuer may determine at the time of their issue.  References in these Conditions to the Securities include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single Series with the Securities.

15.                     NOTICES

15.1              To Registered Holders

All notices by the Issuer to Registered Holders will be valid if posted by ordinary mail to the relevant Registered Holder at its address appearing on the Register (or in the case of joint Registered Holders to the first named).

Any such notice shall be deemed to have been given on the third Business Day after posting if posted to an address in Australia and on the seventh Business Day if posted to an address outside of Australia.

15.2              To the Issuer and Registrar

All notices by a Registered Holder to the Issuer and Registrar will be valid if posted by ordinary mail to the Issuer and the Registrar at their addresses specified above.  Unless a later time is specified in it, a notice takes effect from the time it is received by the Issuer or Registrar except that if it is received after 5.00pm in the place of receipt or not

31

on a Business Day, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

16.                               GOVERNING LAW

The Securities are governed by the laws in force in the State of Victoria.

USE OF PROCEEDS

The net proceeds from the issue of any Notes or Transferable Certificates of Deposit will be used by the Issuer for its general corporate purposes.

32

SCHEDULE 2

PROVISIONS FOR MEETINGS OF REGISTERED HOLDERS

Interpretation

2.                                      In this Schedule:

(a)                                 references to a meeting are to a meeting of Registered Holders of a single Series of Securities and include, unless the context otherwise requires, any adjournment;

(b)                                references to Securities are only to the Securities of the Series in respect of which a meeting has been, or is to be, called, and references to Registered Holders are to the holders of those Securities, respectively;

(c)                                   agent means a proxy for, or representative of, a Registered Holder;

(d)                                Extraordinary Resolution means a resolution passed at a meeting duly convened and held in accordance with this Deed by a majority of at least 75 per cent of the votes cast;

(e)                                 Ordinary Resolution means a resolution passed at a meeting duly convened and held in accordance with this Deed by a clear majority of the votes cast; and

(f)                                   references to persons representing a proportion of the Securities are to Registered Holders or agents holding or representing in aggregate at least that proportion in Nominal Amount of the Securities for the time being outstanding.

Powers of Meetings

3.                                      A meeting shall, subject to the Conditions and without prejudice to any powers conferred on other persons by this Deed, have power by Extraordinary Resolution:

(a)                                 to sanction any proposal by the Issuer or any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Registered Holders in their capacity as Registered Holders against the Issuer, whether or not those rights arise under the Securities;

(b)                                to sanction any proposal by the Issuer for the exchange or substitution for the Securities of, or the conversion of the Securities into, shares, bonds or other obligations or securities of the Issuer or any other entity;

(c)                                 to assent to any modification of this Deed or the Securities proposed by the Issuer or any other entity;

(d)                                to authorise anyone to concur in and do anything necessary to carry out and give effect to an Extraordinary Resolution;

(e)                                 to give any authority, direction or sanction required to be given by Extraordinary Resolution;

(f)                                   to appoint any persons (whether Registered Holders or not) as a committee or committees to represent the Registered Holders’ interests and to confer on

33

them any powers or discretions which the Registered Holders could themselves exercise by Extraordinary Resolution; and

(g)                                to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under this Deed,

provided that the provisions relating to quorum contained in paragraph 11 will apply to any resolution for the purpose of subparagraphs 2(a) to (g), or any amendment to this proviso.  However, pursuant to Condition 6.8, unless otherwise specified or determined by APRA, the prior approval of APRA is required to modify the terms of any Series of Subordinated Notes.

Convening a Meeting

4.                               The Issuer may at any time convene a meeting.  If the Issuer receives a written request by Registered Holders holding at least 10 per cent of the aggregate Nominal Amount of the Securities of any Series for the time being outstanding and is indemnified to its satisfaction against all costs and expenses, the Issuer shall convene a meeting of the Registered Holders of that Series.  Every meeting shall be held at a time and place approved by the Issuer which must be in Victoria.

5.                               At least 21 days’ notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Registered Holders.  A copy of the notice shall be given by the party convening the meeting to the other parties.  The notice shall specify the day, time and place of meeting and the nature of the resolutions to be proposed and shall explain how Registered Holders may appoint proxies or representatives and the details of the time limits applicable.

Arrangements for Voting

6.                               A Registered Holder may, by an instrument in writing in the form available from the Registrar in the English language executed by or on behalf of the Registered Holder and delivered to the Registrar at least 24 hours before the time fixed for a meeting, appoint any person (a proxy) to act on his behalf in connection with that meeting.  A proxy need not be a Registered Holder.

7.                               A corporation which is the Registered Holder of a Security may, by delivering to the Registrar at least 24 hours before the time fixed for a meeting a certified copy of a resolution executed under its common seal, executed in accordance with Section 127(1) of the Corporations Act or signed on its behalf by its duly appointed attorney or a person authorised under Section 250D of the Corporations Act to act as the corporation’s representative at the meeting (with, if it is not in English, a certified translation into English), authorise any person to act as its representative (a representative) in connection with that meeting.

8.                               Any vote cast at a meeting by a proxy or a representative appointed by Registered Holders in accordance with paragraphs 5 or 6 above is valid despite any previous revocation or amendment of the appointment of the proxy or representative (as applicable) or any of the relevant Registered Holder’s instructions pursuant to which the form referred to in paragraph 5 was executed unless written notice of such revocation or amendment is received from the relevant Registered Holder by the Registrar in each case at least 24 hours before the time fixed for the meeting.

34

Chairman

9.                               The chairman of a meeting shall be such person as the Issuer may nominate in writing, but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Registered Holders or agents present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman.  The chairman need not be a Registered Holder or agent.  The chairman of an adjourned meeting need not be the same person as the chairman of the original meeting.

Attendance

10.                         The following may attend and speak at a meeting:

(a)                                          Registered Holders and agents;

(b)                                         the chairman;

(c)                                        the Issuer and the Registrar (through their respective representatives) and their respective financial and legal advisers; and

(d)                                         the Dealers (if any).

No one else may attend or speak.

Quorum and Adjournment

11.                         No business (except choosing a chairman) shall be transacted at a meeting unless a quorum is present at the commencement of business.  If a quorum is not present within 15 minutes from the time initially fixed for the meeting, it shall, if convened on the requisition of Registered Holders, be dissolved.  In any other case it shall be adjourned until such date, not less than 14 nor more than 42 days later, and time and place as the chairman may decide.  If a quorum is not present within 15 minutes from the time fixed for a meeting so adjourned, the meeting shall be dissolved.

12.                         Two or more Registered Holders or agents present in person shall be a quorum:

(a)                                        in the cases marked ‘No minimum proportion’ in the table below, whatever the proportion of the Securities which they represent; and

(b)                                       in any other case, only if they represent the proportion of the Securities shown by the table below.

Required proportion of the Securities outstanding
Purpose of meeting	Any meeting except one referred to in next column	Meeting previously adjourned through want of a quorum

To pass a resolution in connection with the matters listed in paragraph 2 of this Schedule	A clear majority	33 per cent

Any other purpose	A clear majority	No minimum proportion

13.                         The chairman may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place.  Only business which could have

35

been transacted the original meeting may be transacted at a meeting adjourned in accordance with this paragraph or paragraph 10.

14.                         At least 10 days’ notice of a meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and that notice shall state the quorum required at the adjourned meeting.  No notice need, however, otherwise be given of an adjourned meeting.

Voting

15.                         Each question submitted to a meeting shall be decided by a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by the chairman, the Issuer or one or more persons representing 2 per cent of the Securities.

16.                         Unless a poll is demanded a declaration by the chairman that a resolution has or has not been passed shall be conclusive evidence of the fact without proof of the number or proportion of the votes cast in favour of or against it.

17.                         If a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such adjournment as the chairman directs.  The result of the poll shall be deemed to be the resolution of the meeting at which it was demanded as at the date it was taken.  A demand for a poll shall not prevent the meeting continuing for the transaction of business other than the question on which it has been demanded.

18.                         A poll demanded on the election of a chairman or on a question of adjournment shall be taken at once.

19.                         A Registered Holder or, in the case of a Security registered as being owned jointly, the person whose name appears first on the Register as one of the owners of the Security, is entitled to vote in respect of the Security either in person or by proxy.

20.                         Subject to paragraph 18, on a show of hands every person who is present in person and is a Registered Holder or is a proxy or representative has one vote.  On a poll every such person has one vote in respect of each proportion of the Nominal Amount of the Securities equal to the minimum denomination of such Series of Securities registered in that person’s name or in respect of which that person is a proxy or representative.  Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

21.                         In case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to any other votes which he may have.

Use of Ordinary Resolution

22.                         The Registered Holders have the power by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

Effect and Publication of an Extraordinary Resolution

23.                         An Extraordinary Resolution or Ordinary Resolution shall be binding on all the Registered Holders, whether or not present at the meeting and each of them shall be bound to give effect to it accordingly.  The passing of such a resolution shall be conclusive evidence that the circumstances justify its being passed.  The Issuer shall give notice of the passing of an Extraordinary Resolution or Ordinary Resolution to Registered Holders within 14 days but failure to do so shall not invalidate the resolution.

36

Resolutions in writing

24.                         A resolution is passed:

(a)                                        if it is an Ordinary Resolution, where within one month from the Notification Date, Registered Holders representing a clear majority of the aggregate Nominal Amount of outstanding Securities of any Series as at the Notification Date have signed the resolution; or

(b)                                       if it is an Extraordinary Resolution, where within one month from the Notification Date, Registered Holders representing at least 75% of the aggregate Nominal Amount of outstanding Securities of any Series as at the Notification Date have signed the resolution, and any such resolution is deemed to have been passed on the date on which the last Registered Holder whose signature on the resolution caused it to be so passed signed it (as evidenced on its face).  For the purpose of this paragraph, Notification Date means the date stated in the copies of the resolutions to be made in writing sent for that purpose to the Registered Holders, which must be no later than the date on which the resolution is first notified to Registered Holders.

25.                         The accidental omission to give a copy of the resolution to, or the non-receipt of such a copy by, any Registered Holder does not invalidate a resolution in writing made pursuant to paragraph 23.

26.                         A resolution in writing signed by Registered Holders may be contained in one document or in several documents in like form each signed by one or more Registered Holders.

Minutes

27.                         The Registrar must keep minutes of the proceedings of every meeting of Registered Holders.  Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting, shall be conclusive evidence of the matters in them.  Until the contrary is proved, every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

Austraclear

28.                         If Securities of any Series are lodged in the Austraclear System, all dealings (including the convening and holding of meetings) in relation to those Securities within the Austraclear System will be governed by the Austraclear Regulations and need not comply with these Meeting Provisions to the extent of any inconsistency.

37

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No:  15

Tranche No:  1

AUD 600,000,000 Floating Rate Transferable Certificates of Deposit
Issue Price: 100 per cent.

ANZ CAPEL COURT LIMITED

(Australian Business Number 30 004 768 807)

DEUTSCHE BANK AG

(Australian Business Number 13 064 165 162)

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

Dealers

The date of this Pricing Supplement is 8 May 2003

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 11 April 2003.  This Pricing Supplement must be read in conjunction with the Information Memorandum:

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	15

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$600,000,000

5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	$600,000,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	12 May 2003

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	12 May 2008

9	Interest Basis:	3 month BBSW + 0.18 per cent. Floating Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Not Applicable

17	Floating Rate Security Provisions	Applicable

	(i) Interest Period(s)/Interest Payment Dates/Interest Period Date if not an Interest Payment Date:	3 months

	(ii) Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(iv) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	ANZ Investment Bank

2

	(v)	Screen Rate Determination:	Applicable

		• Reference Rate:	3 month BBSW

		• Interest Determination Date(s):	The first day of each Interest Period

		• Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	+ 0.18 per cent. per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21		Call Option	Not Applicable

22		Put Option	Not Applicable

23		Final Redemption Amount:	Outstanding Nominal Amount

24		Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25		Form of Securities:	Registered

26		Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27		Public Offer Test compliant	Yes

28		Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29		Consolidation provisions:	Not Applicable

30		Governing law:	State of Victoria

31		Other terms or special conditions:	Not Applicable

DISTRIBUTION

32		If syndicated, names of Lead Managers and the	ANZ Capel Court Limited
		Dealers:	(Lead Manager and Dealer)

3

	Dealers:	Deutsche Bank AG Royal Bank Of Canada (Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHB4

36	Common Code	ANZHB

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 12 May 2003.

RESPONSIBILITY

The issuer accepts responsibility for the information contained in this Pricing Supplement. Signed on behalf of the Issuer.

By:	/s/ Ross Glasscock	By:	/s/ Mark Anwender
	Duly Authorised Signatory		Duly Authorised Signatory

4

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No:  14

Tranche No:  1

AUD 900,000,000 5.00% Fixed Rate Transferable Certificates of Deposit

Issue Price: 99.238 per cent.

ANZ CAPEL COURT LIMITED

(Australian Business Number 30 004 768 807)

DEUTSCHE BANK AG

(Australian Business Number 13 064 165 162)

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

Dealers

The date of this Pricing Supplement is 8 May 2003

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 11 April 2003.  This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	14

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$900,000,000

5	(i) Issue Price:	99.238 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	$893,142,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	12 May 2003

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	12 May 2008

9	Interest Basis:	5.00 per cent. per annum Fixed Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

(i)	Rate of Interest:	5.00 per cent. per annum payable semi-annually in arrears

(ii)	Interest Payment Date(s):	12 May and 12 November in each year commencing 12 November 2003

(iii)	Fixed Coupon Amount[(s)]:	Not Applicable

(iv)	Broken Amount(s):	Not Applicable

2

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Not Applicable

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Not Applicable

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable

22	Put Option		Not Applicable

23	Final Redemption Amount:		Outstanding Nominal Amount

24	Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:		Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:		Not Applicable

27	Public Offer Test compliant		Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):		Not Applicable

29	Consolidation provisions:		Not Applicable

30	Governing law:		State of Victoria

31	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:		ANZ Capel Court Limited (Lead Manager and Dealer)

Deutsche Bank AG Royal Bank Of Canada (Dealers)

33	If non-syndicated, name of Dealer:		Not Applicable

34	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

35	ISIN:		AU0000ANZHA6

3

36	Common Code	ANZHA

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 12 May 2003.

RESPONSIBILITY

The issuer accepts responsibility for the information contained in this Pricing Supplement. Signed on behalf of the Issuer.

By:	/s/ Ross Glasscock	By:	/s/ Mark Anwender
	Duly Authorised Signatory		Duly Authorised Signatory

4

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne   Vic   3000

Phone 03 9273 6141

Fax 03 9273 6142

24 April 2003

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY  NSW  2000

ANZ Interim Dividend 2003

Australia and New Zealand Banking Group Limited advises that the following dates will apply for its interim dividend payment in 2003:

Ex dividend date	16 May 2003
Record date	22 May 2003
Interim dividend payment date	1 July 2003

Tim Paine

Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Australia and New Zealand

Banking Group Limited

ABN 11 005 357 522

Consolidated Financial Report

Dividend Announcement

and Appendix 4B

Half year

31 March 2003

FOR PRIORITY TRANSMISSION

Name of Company:	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Report for the half year ended 31 March 2003

A$ million

Group operating revenue	3,492

Operating profit after tax and outside equity interests	1,141

Interim dividend per ordinary share, fully franked at 30% tax rate	44 cents

Record date for the interim dividend	22 May 2003

Payment date for the interim dividend	1 July 2003

The interim dividend will be payable to shareholders registered in the books of the Company at close of business on 22 May 2003. Transfers must be lodged before 5:00 pm on that day to participate.

ANNOUNCEMENT TO THE MARKET

Name of Company:	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Report for the half year ended 31 March 2003

				A$ million

Group operating revenue	up	3%	to	3,492

Operating profit after tax attributable to members	up	9%	to	1,141

Extraordinary items after tax attributable to members		Nil		Nil

Operating profit and extraordinary items after tax attributable to members	up	9%	to	1,141

Interim dividend per ordinary share, fully franked at 30% tax rate (previous corresponding period: 39 cents, fully franked at 30% tax rate)				44 cents

Record date for the interim dividend				22 May 2003

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release:  24 April 2003

ANZ 2003 Interim Results

Australia and New Zealand Banking Group Limited (ANZ) today announced an operating profit after tax of $1,141 million for the half year ended March 2003 up 8.7% for the same period last year.  Earnings per share were up 8.6% to 72 cents.

Results Summary

•             Profit after tax of $1,141 million up 8.7% including significant items.  Excluding significant items profit after tax was up 7.0%.

•             Earnings per ordinary share up 8.6% to 72 cents per share.

•             Interim dividend 44 cents up 12.8%.

•             Cost-income ratio further reduced to 45.6%.

•             Specific provisions down 29% to $259 million.

All comparisons with 2002 Interim Results.

ANZ Chief Executive Officer Mr John McFarlane said: “The overall result is reasonable.  It reflects a strong performance by most of our specialist businesses offset by the one-off charge in our Credit Card business.  We are on track to deliver 8% underlying earnings growth for the full year.

“In recent years our financial performance based on superior execution has helped make ANZ a very different bank.   The issue we experienced in Cards was below standard and the bottom-line is we need to do better than this.

“The agenda at ANZ is about a distinctive strategy that is well executed and consistently delivers superior performance for shareholders, our staff, our customers and the community.

“Our specialist business portfolio is performing well.  However there is clearly an opportunity to raise our game further,” Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:
Paul Edwards	Philip Gentry
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0411-125 474
Email: paul.edwards@anz.com	Email: gentryp@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Chief Executive Officer’s Review
2003 Interim Results

Stronger underlying performance offset by one-off Cards charge

In the six-month period ending 31 March 2003, ANZ recorded a net profit after tax of $1,141 million, up 8.7% on the same period last year.   Earnings per share rose by 8.6% to 72 cents and cash EPS by 10.4%.  The interim dividend was increased by 12.8% to 44 cents, reflecting our strong capital position.

Excluding significant transactions, net profit after tax rose 7%, EPS rose 6.8% and cash EPS rose by 8.7%.

Return on equity was down marginally to 20.3%, but above our 20% target.  Our productivity continues to be in the top five per cent of major banks globally with the cost-income ratio further reduced to 45.6%, from 46.5%.

In the half, we took a one-off charge of $27 million in the Consumer Finance business.  This related to the under-accrual of loyalty points for past years.  This was inconsistent with ANZ’s normally high execution standards and action has been taken to avoid similar issues in future. Despite this, Consumer Finance has been one of our fastest growing businesses during recent years and the underlying growth in that business remains strong.

Of significance, in the half we settled a long-standing tax dispute with the Australian Taxation Office relating to equity product transactions, mainly from the late 1990s.  The settlement of $262 million was met from ANZ’s existing tax provisions.

Risk levels have improved.  Specific provisions were down by 29% to $259 million, net non-accrual loans were down 28%, and the economic loss provisioning charge as a percentage of risk-weighted assets was reduced.

We also ended the half with strong common equity and general reserves, and maintained our double A category rating.

The first half result follows a particularly strong 2002 performance.  In an environment that continues to be difficult for banks around the world, this is a reasonable result, but marginally below our internal target.

1

Our portfolio of specialist businesses is performing well

Our specialisation strategy is distinctive.  Eight of our seventeen specialist businesses delivered double-digit earnings growth and eleven delivered profit increases.

Institutional, Corporate, Mortgages, Asset Finance and Asia Pacific all produced strong performances.  Results from the ING Joint Venture were subdued in difficult equity markets, while Consumer Finance and Treasury recorded profit decreases.

Personal Banking Australia is worthy of special mention in the context that we are working to revitalise a business that has not been a traditional strength of ANZ.  Although earnings were not as strong as its sister businesses we are investing heavily in this segment for the long run.  The Restoring Customer Faith program, together with much of the group’s technology investment, relates to upgrading our strategic capability in this area.  Additionally we are currently experiencing the early impact of reducing the prices of our everyday banking accounts.  These are now the simplest products offering the best deal in Australia, and we expect earnings growth to remain subdued in the near term, as we work to increase market share and generate a more sustainable strategic position in this segment.

Risks levels have been brought down

The credit quality of our portfolio of assets has improved with economic loss provisioning (ELP) as a percentage of risk-weighted assets down to 40 basis points (bp) from 43bp.  Gross non-accrual loans, net non-accrual loans, new non-accrual loans and specific provisions are all down materially.  Domestic credit quality remains particularly strong.

The risk of our offshore energy and telecommunications exposures appears to have stabilised.  Nonetheless, we are taking steps to further reduce exposure.  While some losses are inevitable, they are containable, and we continue to expect full year specific provisions to be less than our ELP for 2003.

2

We are focused on four key priorities for the future

Leveraging real capabilities to build a sustainable strategic position

•                  Leverage specialisation as a distinctive strategy

•                  Leverage leading product capability to increase customer share

•                  Leverage superior cost position:

•                  To give customers the best deal

•                  To give shareholders sustainable and growing returns

•                  Leverage ANZ’s emerging and distinctive “human face” to gain:

•                  Unique positioning against peers

•                  Traction in earning the trust of the community

Growing value by creating a rich, diversified portfolio of specialised businesses

•                  Leverage decentralisation and focus to gain distinctive momentum

•                  Actively manage the portfolio to optimise sustainability, growth and return

•                  Substantially raise revenue productivity in Personal Banking:

•                  Develop new Banking Product and Transaction Services business

•                  Further decentralise autonomy to Local CEOs

•                  Enrich Restoring Customer Faith with a retailing culture

•                  Upgrade customer service levels and reliability

•                  Enhance productivity and financial performance in Wealth Management

•                  Develop sustainable post-interchange Consumer Finance strategy

•                  Regain leading position in Small to Medium Business

•                  Develop the Institutional portfolio while reducing risk concentrations

•                  Leverage specialised distribution in Mortgages

•                  Advance the customer franchise in New Zealand through a local approach

•                  Turn Asset Finance into a sustainable growth proposition

•                  Create a portfolio of growth options:

•                  Invest in high growth domestic franchises

•                  Leverage distinctive capabilities with local partners in Asia-Pacific

Becoming one of the best managed and most efficient banks in the world

•                  Make execution a distinctive capability

•                  Accelerate revenue and productivity momentum in businesses

•                  Rebalance higher risk segments

•                  Simplify and streamline operations and technology infrastructure:

•                  End-to-end rationalisation of major processes

•                  Substantial cutback in technology project load

•                  Leverage low-cost international locations

•                  Focus on core activities and eliminate the tail

Being bold and different, leveraging a unique performance culture and approach

•                  Systematically improve across all measures of high performance culture

•                  Make financial management and values orientation distinctive capabilities

•                  Build on ANZ’s position as a preferred employer

•                  Gain community and shareholder recognition

•                  Raise our game in execution to minimise surprises

3

The domestic economies remain strong in an uncertain global environment

The global economic environment remains challenging; in part reflecting heightened levels of geopolitical uncertainty and more recently the potential effect of SARS.  The US and world economies are likely to be weighed down over the medium-term by the continued after-effects of the collapse of the 1990’s equity market bubble.

Despite this relatively unfavourable external environment, the Australian and New Zealand economies are still likely to record reasonable growth in 2003.  In particular, Australia does not have to cope with the direct fallout from the collapse of an equity market bubble, which is one factor likely to underpin continued growth in business investment and businesses demand for credit.  The expected breaking of the drought in Australia could also provide a boost to economic growth this year.

There are clearly a number of downside risks to the outlook.  Activity in the housing market is likely to soften and weigh on housing credit growth over the period ahead.  Widespread house price declines in Australia are not expected, partly due to the benign interest rate outlook and partly because the strong rises of recent years reflect the structural decline in interest rates over the last decade.  There is also the risk that business sentiment continues to be affected by geopolitical uncertainties and leads to some deferral of investment intentions.

We remain on track for target earnings growth in full-year 2003 and for 2004

We believe domestic economic growth over the balance of 2003 is likely to remain reasonable.

The outlook for 2004 is likely to be similar.  In a broader sense, ANZ’s performance in 2004 will in part be a function of the economic environment, general levels of confidence and activity and the extent to which slowing mortgage growth is offset by business credit growth.

An important challenge is positioning the Consumer Finance business for the changes in credit card interchange levels announced by the Reserve Bank of Australia.  In this respect, we announced the combined impact of changes in credit card interchange and increased costs of loyalty programs are expected to cause a $40 million negative impact on earnings in 2004.  While the strategy for the Consumer Finance business for the period ahead is still evolving, we are confident the impact won’t exceed this $40 million estimate.

With respect to dividend policy, given our strong capital generation, as in this half, our current view is that we are likely to pursue a higher level of dividend growth than earnings growth, resulting in an increase over the next few years in the dividend payout ratio to an upper sixty percent level.

All in all, we are confident overall growth in net profit after tax for 2003 (excluding significant transactions in 2002) will be in line with market expectations of approximately 8%.  Additionally, notwithstanding the challenges of the global economy and in credit cards, we believe there are reasonable prospects of a similar performance level in 2004.

4

ANZ Group Management Structure

GROUP LEADERSHIP

Chief Executive Officer John McFarlane

Group Finance Peter Marriott	Group Strategic Development Peter Hawkins	Group Risk Mark Lawrence	Group People Capital Shane Freeman	Major Investment Programs Grahame Miller	Operations, Technology & Shared Services David Boyles

Group Treasury	Asia Pacific

SEGMENT LEADERSHIP

New Zealand Banking Greg Camm	Consumer Finance Brian Hartzer

Mortgages Chris Cooper	Corporate Graham Hodges Small to Medium Enterprises Australia Corporate Banking Australia

Institutional Bob Edgar Institutional Banking Transaction Services Foreign Exchange Capital Markets Structured Finance International Corporate Financing & Advisory	Asset Finance Elizabeth Proust

Personal Banking Australia Elmer Funke Kupper Personal Banking Wealth Management ING Australia

5

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT AND DIVIDEND ANNOUNCEMENT

Half year ended 31 March 2003

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Net Profit Reconciliation
Profit excluding profit on sale of businesses to joint venture, NHB recovery and special general provision for doubtful debts
Performance Measurements
Statement of Financial Position
Assets and Capital

CHIEF FINANCIAL OFFICER’S REVIEW
March 2003 half year
Business Segment Performance
Geographic Segment Performance

RISK MANAGEMENT

COUNTRY EXPOSURES

FOUR YEAR SUMMARY

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

AUDITORS’ REVIEW REPORT

DEFINITIONS

ALPHABETICAL INDEX

All amounts are in Australian dollars unless otherwise stated. The information on which this announcement is based has been reviewed by the Group’s auditors, KPMG. The Company has a formally constituted Audit Committee of the Board of Directors. This report was approved by resolution of a Committee of the Board of Directors on 23 April 2003.

HIGHLIGHTS

CHIEF EXECUTIVE OFFICER John McFarlane

Half year results

		Change	Mar ‘02
Net profit after tax	$1,141 million	up 8.7%	$1,050m
Earnings per ordinary share	72.0 cents	up 8.6%	66.3 cents
Cash EPS	74.0 cents	up 10.4%	67.0 cents
Interim dividend	44 cents	up 12.8%	39 cents

•                  Net specific provisions, improved to $259 million, from $366 million

•                  Return on ordinary shareholders equity weakened to 20.3%, from 21.6%

Half year results excluding significant transactions(1)

		Change	Mar ‘02
Net profit after tax	$1,141 million	up 7.0%	$1,066m
Earnings per ordinary share	72.0 cents	up 6.8%	67.4 cents
Cash EPS	74.0 cents	up 8.7%	68.1 cents
Return on ordinary shareholders’ equity	20.3%	down 1.7%	22.0%
Cost to income	45.6%	down 0.9%	46.5%

(1)               Significant transactions during half year ended 31 March 2002 were NHB recovery ($159 million after tax) and special provision for doubtful debts ($175 million after tax)

FINANCIAL HIGHLIGHTS

Net Profit

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	2,140	2,053	1,965	4%	9%
Other operating income	1,352	1,561	1,409	-13%	-4%
Operating income	3,492	3,614	3,374	-3%	3%
Operating expenses	(1,602)	(1,575)	(1,330)	2%	20%
Profit before debt provision	1,890	2,039	2,044	-7%	-8%
Provision for doubtful debts	(303)	(309)	(551)	-2%	-45%
Profit before income tax	1,587	1,730	1,493	-8%	6%
Income tax expense	(444)	(457)	(441)	-3%	1%
Outside equity interests	(2)	(1)	(2)	100%	—
Net profit attributable to members of the Company	1,141	1,272	1,050	-10%	9%

Net Profit Reconciliation

Profit excluding profit after tax from sale of businesses to joint venture NHB recovery and special general provision for doubtful debts	1,141	1,102	1,066	4%	7%
Special general provision for doubtful debts after tax	—	—	(175)	n/a	n/a
Recovery from NHB litigation after tax	—	—	159	n/a	n/a
Profit on sale of businesses to ING joint venture after tax	—	170	—	-100%	n/a
Net profit attributable to members of the Company	1,141	1,272	1,050	-10%	9%

Profit excluding profit on sale of businesses to joint venture, NHB recovery and special general provision for doubtful debts

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	2,140	2,053	1,965	4%	9%
Other operating income	1,352	1,387	1,409	-3%	-4%
Operating income	3,492	3,440	3,374	2%	3%
Operating expenses	(1,602)	(1,575)	(1,578)	2%	2%
Profit before debt provision	1,890	1,865	1,796	1%	5%
Provision for doubtful debts	(303)	(309)	(301)	-2%	1%
Profit before income tax	1,587	1,556	1,495	2%	6%
Income tax expense	(444)	(453)	(427)	-2%	4%
Outside equity interests	(2)	(1)	(2)	100%	—
Net profit adjusted for significant transactions	1,141	1,102	1,066	4%	7%

Performance Measurements

	Half year Mar 03	Half year Sep 02	Half year Mar 02
	$M	$M	$M
EVATM(1)	735	736	702
Profitability ratios
Return on:
Average ordinary shareholders’ equity(2)	20.3%	24.8%	21.6%
Average ordinary shareholders’ equity(2) excluding significant transactions(4)	20.3%	21.3%	22.0%
Average assets	1.22%	1.43%	1.18%
Average risk weighted assets	1.57%	1.83%	1.54%
Total income	17.1%	19.6%	17.1%
Net interest average margin	2.71%	2.79%	2.75%
Profit per average FTE ($)	51,077	56,011	46,464
Efficiency ratios(3)
Operating expenses to operating income (excluding significant transactions(4))	45.6%	45.5%	46.5%
Operating expenses to operating income	45.6%	43.3%	39.1%
Operating expenses (excluding significant transactions)(4) to average assets	1.7%	1.8%	1.8%
Operating expenses to average assets	1.7%	1.8%	1.5%
Debt provisioning
Economic loss provisioning ($M)	303	309	301
Special general provision charge ($M)	—	—	250
Net specific provisions ($M)	259	362	366
Earnings per ordinary share (cents)
Earnings per ordinary share (basic)	72.0	81.0	66.3
Earnings per ordinary share (diluted)	71.7	80.6	66.0
Earnings per ordinary share (basic) excluding significant transactions(4)	72.0	69.6	67.4
Earnings per ordinary share (basic) excluding significant transactions and goodwill amortisation(5)	74.0	71.5	68.1
Ordinary share dividends (cents)
Interim - 100% franked (Mar 02: 100% franked)	44	n/a	39
Final - 100% franked (Sep 02: 100% franked)	n/a	46	n/a
Dividend payout ratio(6)	61.3%	57.0%	58.9%
Preference share dividend
Dividend paid ($M)	54	57	60

(1)       See page 10 for reconciliation to reported net profit

(2)       Ordinary shareholders’ equity excluding outside equity interests

(3)       Operating expenses $1,593 million (Sep 2002: $1,565 million; Mar 2002: $1,320 million) excludes goodwill amortisation $9 million (Sep 2002: $10 million; Mar 2002: $10 million).  Excluding goodwill amortisation decreases the ratio by 0.3% (Sep 2002: 0.3%; Mar 2002: 0.3%)

(4)       Significant transaction during the half year ended 30 September 2002 was sale of business to INGA; during half year ended 31 March 2002 were NHB recovery and special general provision for doubtful debts.  See page 2 for reconciliation of net profit excluding significant transactions to reported net profit

(5)       Earnings used in ratio of $1,118 million (Sep 2002: $1,073 million; Mar 2002: $1,016 million) excludes significant transactions $nil (Sep 2002: $170 million net profit; Mar 2002: ($16 million) net loss) and goodwill amortisation $31 million (Sep 2002: $28 million; Mar 2002: $10 million)

(6)       Dividend payout ratio is calculated using the dividend declared but not paid at 31 March 2003

Statement of Financial Position

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Assets
Liquid assets	7,759	7,410	6,752	5%	15%
Due from other financial institutions	3,123	3,815	3,468	-18%	-10%
Trading and investment securities	9,520	9,482	7,905	—	20%
Net loans and advances including acceptances	155,235	145,856	139,779	6%	11%
Other	14,881	16,542	18,685	-10%	-20%
Total assets	190,518	183,105	176,589	4%	8%

Liabilities
Due to other financial institutions	8,824	10,860	8,215	-19%	7%
Deposits and other borrowings	122,256	113,297	105,616	8%	16%
Liability for acceptances	13,270	13,796	14,512	-4%	-9%
Bonds and notes	14,917	14,708	14,437	1%	3%
Other	18,766	18,979	23,006	-1%	-18%
Total liabilities	178,033	171,640	165,786	4%	7%
Total shareholders’ equity	12,485	11,465	10,803	9%	16%

Assets and Capital

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Total assets	190,518	183,105	176,589	4%	8%
Risk weighted assets	148,603	141,390	135,418	5%	10%
Shareholders’ equity(1), (2)	12,468	11,448	10,789	9%	16%

Total advances	157,323	147,937	141,914	6%	11%
Net advances	155,235	145,856	139,779	6%	11%
Net tangible assets per ordinary share ($)	7.32	6.58	6.14	11%	19%
Net tangible assets attributable to ordinary shareholders	11,072	9,893	9,191	12%	20%
Total number of ordinary shares (M)	1,513.4	1,503.9	1,495.7	1%	1%

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	%	%	%	%	%
Capital adequacy ratio (%)
Inner Tier 1	6.9%	6.9%	6.8%	—	1%
Tier 1	7.7%	7.9%	7.8%	-3%	-1%
Tier 2	3.4%	2.8%	3.1%	21%	10%
Total capital ratio	9.9%	9.5%	10.4%	4%	-5%
Adjusted common equity ratio	5.7%	5.7%	6.3%	—	-10%

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Impaired assets
General provision	1,530	1,496	1,546	2%	-1%
General provision as a % of risk weighted assets	1.03%	1.06%	1.14%	-3%	-10%
Gross non-accrual loans	1,153	1,203	1,357	-4%	-15%
Specific provisions	(553)	(575)	(524)	-4%	6%
Net non-accrual loans	600	628	833	-4%	-28%
Specific provision as a % of total non-accrual loans	48.0%	47.8%	38.6%	—	24%
Total provisions(3) as a % of non-accrual loans	180.7%	172.2%	152.5%	5%	18%
Net non-accrual loans as a % of net advances	0.4%	0.4%	0.6%	—	-33%
Net non-accrual loans as a % of shareholders’ equity(4)	4.8%	5.5%	7.7%	-13%	-38%

Other information
Full time equivalent staff (FTE’s)	22,483	22,482	22,737	0%	-1%
Assets per FTE ($M)	8.5	8.1	7.8	5%	9%
Market capitalisation of ordinary shares ($M)	27,135	26,544	26,579	2%	2%

(1)  Excludes outside equity interests

(2)  Includes preference share capital of $1,225 million (Sep 2002: $1,375 million; Mar 2002: $1,410 million)

(3)  General provision plus specific provisions on non-accrual loans

(4)  Includes outside equity interests

This page has been left blank intentionally

CHIEF FINANCIAL OFFICER’S REVIEW

CHIEF FINANCIAL OFFICER Peter Marriott

March 2003 half year

Comparison of March 2003 half year with the September 2002 half year

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $1,141 million for the half year ended 31 March 2003, a reduction of 10% over the September 2002 half year. Earnings per ordinary share were 11.1% lower, at 72.0 cents, and return on ordinary shareholders’ equity was down from 24.8% to 20.3%.

However, the September 2002 half year included $170 million profit from the sale of businesses to ING Australia (INGA).  Excluding this profit, profit after tax grew by 3.5%, and EPS by 3.4%.  Cash earnings grew by 3.7%, and EPS on cash earnings by 3.4% (refer page 9).

Institutional, Corporate and Mortgages business segments performed strongly this half, with growth of 5%, 6% and 6% respectively.  The retail businesses, Personal Banking Australia and New Zealand Banking (adjusted for the impact of foreign exchange movements) were subdued; traditionally these businesses perform more strongly in the second half.  Our product businesses, Consumer Finance and Asset Finance, had strong underlying performance, although Consumer Finance was adversely impacted by a one-off charge for under-accrual of loyalty points.

Key influences on the operating result for the year were:

•                  Growth of 4% in net interest income.  Net lending assets grew by $9.4 billion (6%) overall, with growth of $6.0 billion (9%) in Mortgages and $1.3 billion in Corporate.  Deposits grew by $6.2 billion overall, with growth in Personal Banking Australia of $1.2 billion, growth in New Zealand Banking of $1.2 billion, $2.6 billion in Institutional and $0.7 billion in Corporate.  The deposit growth was encouraged by uncertainty in global equity markets.

•                  Net interest margin contracted by 8 basis points.  Net interest income in Global Treasury fell by $20 million, as a result of run off of the existing portfolio and flat yield curves and represented 3 basis points.  Margins fell in deposit businesses which had previously benefited from cash rate increases in the September half.

•                  A 13% reduction in other operating income.  Non-lending fees reduced by 13% ($78 million) principally from a $38 million under-accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points and new fee arrangements in Personal Banking Australia.  As announced in February, shortcomings were identified in the methodology used to accrue loyalty points for some co-branded cards.  Non-fee other income increased by 10%, including a one-off equity accounted gain in PT Panin and higher earnings from INGA.

•                  Expenses increased by 2%.  Personnel numbers were held steady.  Increases in computer expenses were primarily driven by increased software amortisation.  Removing the foreign exchange impact, expenses increased by $16 million (1%).  Costs were constrained during the half as it became clear that income growth was weak.

•                  The provision for doubtful debts reduced by 2%, as overall average credit quality improved slightly during the half.

•                  The tax rate decreased owing to a higher amount of equity accounted earnings and other small permanent differences.

Comparison of March 2003 half year with the March 2002 half year

Profit after tax for the March 2003 half year at $1,141 million was 9% higher than the prior comparative half year. Earnings per share increased 9% to 72.0 cents while return on ordinary shareholders’ equity was down from 21.6% to 20.3%.

The March 2002 half-year included two significant transactions:

•                  In January 2002, the Group settled its long standing litigation with National Housing Bank in India (NHB).  This resulted in the recovery of $248 million ($159 million after tax), from the net amount of $575 million, which had been provided when the Group sold Grindlays to Standard Chartered Bank.

•                  In March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged in order to restore the provision balance to an appropriate level in an environment of unexpected investment grade defaults.

Profit after tax grew by 7% excluding the NHB recovery and the special provision for doubtful debts.  Key factors affecting the result were:

•                  Net interest growth of 9%. Net lending asset volumes grew by $16 billion, primarily in Mortgages while deposits grew $12.8 billion across the businesses.

•                  Overall net interest margin reduced by 4 basis points, with reduced margins in the lending based units which benefited from falling cash rates and the lag in repricing customer loans in the March 2002 half year.  Treasury net interest fell $17 million as high yielding assets matured.

•                  Non-interest income reduced by $57 million.  Adjusting for the sale of ANZ Funds Management business and the $38 million under-accrual in Consumer Finance, non-interest income increased $44 million or 3%.

•                  Operating expenses grew by 1% or 4% after adjusting for the sale of ANZ Funds Management businesses to INGA.  Personnel costs increased by 2% and software amortisation increased.

•                  Provision for doubtful debts remained stable with a lower charge to operating segments offsetting an increased charge to reflect higher levels of default in the US and European portfolios.

Our focus going forward remains on investment in more attractive sectors to grow income, whilst continuing to maintain a healthy buffer between income growth and cost growth and thus continuing to moderately lower the cost income ratio.  Constantly re-engineering “business as usual” costs to ensure tight cost control remains a key aspect of our financial management.

Cash earnings reconciliation

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Cash earnings reconciliation
Cash earnings before significant transactions	1,172	1,130	1,076	4%	9%
Net profit (loss) on significant transactions	—	170	(16)	-100%	-100%
Amortisation of goodwill on ING Australia JV	(22)	(18)	—	22%	n/a
Amortisation of other goodwill	(9)	(10)	(10)	-10%	-10%
Net profit attributable to members of the Company	1,141	1,272	1,050	-10%	9%

The cash earnings measure analyses the core operating result without the distortion of one-off significant transactions, the impact of the amortisation of goodwill and certain revaluations.  ANZ has not revalued subsidiary entities or other assets in the periods shown.  These earnings do not include any impact from appraisal value movements.

Software Capitalisation

The Group capitalises the development of software for major projects.  As at March 2003, the balance of software capitalised was $451 million ($419 million at September 2002 and $381 million at March 2002).  Software is amortised over 3 to 5 years, commencing on the date of implementation (the only exception is the branch network platform, which is amortised over 7 years).  During the first half, software amortisation of $37 million was recognised and a further $62 million of software build costs were capitalised.  The build up in capitalised projects has been at a time when the Group has had an unusually high number of long term infrastructure projects.

Risk

The Group economic loss provision (ELP) was $303 million, compared with $309 million in the half year to September 2002.  The ELP charge to operating segments at $251 million reduced slightly compared to the September 2002.  A charge of $52 million (7 basis points) was taken to recognise continued uncertainty in the offshore lending portfolio.  The ELP rate decreased over the half-year to 40 basis points compared to 43 basis points for the September 2002 half year, with an increase in the percentage of low risk (principally mortgages) assets in the portfolio and a reduction in the average risk across the half.

Net specific provisions were $259 million, down $103 million on the September 2002 half year with the reduction due principally to lower offshore losses.  Net specific provisions included $27 million relating to the finalisation of our credit warranty with Standard Chartered (this warranty was given on the sale of Grindlays).  Net specific provisions were $123 million in Institutional, $65 million in Consumer Finance, and $25 million in Asset Finance.

There was some further minor deterioration in the Power and Telecommunications portfolios, with additional provisions of $72 million raised during the half compared to $207 million in the September 2002 half year.  There were minimal large single name losses experienced this half as compared to last half.  As a percentage of average net lending assets net specific provisions reduced to 34 basis points this half, from 50 basis points last half.

Net non-accrual loans were $600 million at March 2003 compared with $628 million at September 2002.  The general provision balance at 31 March 2003 remains strong at $1,530 million (1.03% of risk weighted assets), compared with $1,496 million (1.06% of risk weighted assets) at 30 September 2002.

Capital management

The Group’s total capital adequacy ratio increased by 0.4% to 9.9% due to the net issuance of $1.4 billion of Tier 2 capital.

The Group’s ACE (Adjusted common equity; refer page 117 for definition) ratio remained unchanged at 5.7%, which is at the upper end of our target range of 5.25% to 5.75%, with very strong growth in risk weighted assets and a small increase in deductions absorbing retained earnings growth.  The Tier 1 ratio decreased in the half by 0.2% to 7.7%, with the 5% growth in RWA being slightly stronger than the 3% growth in capital.  Preference share capital, which is denominated in USD, has been re-translated to the spot rates applicable at the date of issue on the introduction of a revised foreign currency standard.

The dividend payout ratio is 61.3%.  The Group is aiming to increase its dividend payout ratio over the next few years in order to realise the value of its franking capacity whilst sustaining sufficient levels of internal capital generation to cater for business investment requirements and RWA growth.  The Group’s current plans are to increase the dividends at a higher rate than earnings, to give shareholders the benefit of our strong capital position.  This will result progressively over a number of years in a dividend payout ratio in the high sixties.

	Mar 03	Sep 02	Mar 02
	$B	$B	$B
Tier 1	11.5	11.2	10.6
Preference Shares	(1.3)	(1.4)	(1.4)
Deductions	(1.8)	(1.7)	(0.7)
Adjusted Common Equity ($B)	8.4	8.1	8.5
% of risk weighted assets	5.7%	5.7%	6.3%

The Group is managed to maximise value for our shareholders.  One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the half year ended 31 March was $735 million, up from $702 million for the year ended 31 March 2002, but flat compared with $736 million for the September 2002 half.

EVA reconciliation

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
EVATM
Profit (excl INGA notional goodwill) after tax excluding significant transactions(1)	1,163	1,120	1,066	4%	9%
Imputation credits	215	233	216	-8%	0%
Risk adjusted profit	1,378	1,353	1,282	2%	7%
Cost of capital	(589)	(560)	(520)	5%	13%
Cost of preference share capital	(54)	(57)	(60)	-5%	-10%
EVATM	735	736	702	0%	5%

(1)       Profit equates to reported net profit $1,141 million (Sep 2002: $1,272 million; Mar 2002: $1,050 million) excluding INGA notional goodwill $22 million (Sep 2002: $18 million) and significant transactions (per page 2) $nil (Sep 2002: $170 million net profit; Mar 2002: ($16 million) net loss)

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits (measured at 70% of Australian tax) and economic credit costs.  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

At ANZ, economic capital is the equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies throughout the Group.

EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised, by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

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Business Segment Performance

Analysis of the segment and business unit results appears on pages 13 to 51.  The principles used to compile business unit results are explained in the glossary on page 117.

Net profit for each business is determined after service transfer pricing and equity standardisation.

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.  During the last half a number of changes were made as follows:

•                  Following the integration of Global Institutional and Investment Banking as part of the October announcement, ANZ has strengthened the alignment of its international operations with ANZ’s core Australasian franchise, and more clearly defined Structured Finance International’s (formerly GSF) core activities.

As a result, international corporate relationships with an Australasian connection are managed by the relevant industry Segment heads in Institutional Banking Australia and reported under Institutional Banking.  Structured Finance International now focuses on its core business, project and structured finance.

•                  The increased level of autonomy provided to ANZ New Zealand results in Corporate Banking and Small to Medium Enterprises in New Zealand being reported within New Zealand segment, rather than within the Corporate Segment.

•                  In addition, there were a number of minor restatements as a result of changes in internal transfer pricing methodologies and realignment of support functions.

Prior period comparatives have been adjusted to reflect these changes.

The recent re-organisation within Personal Banking and Wealth Management was effective from 1 April 2003, and will be reflected in the full year results announcement.

Profit & Loss (including effect of movements in foreign currencies)

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	188	185	169	2%	11%
Institutional	382	364	348	5%	10%
Corporate	133	125	120	6%	11%
New Zealand Banking	74	69	61	7%	21%
Mortgages	131	124	123	6%	7%
Consumer Finance	47	71	79	-34%	-41%
Asset Finance	60	54	48	11%	25%
ING Australia(1)	7	8	25	-13%	-72%
Asia Pacific	67	51	45	31%	49%
Treasury	49	61	63	-20%	-22%
Group Centre	3	(10)	(15)	large	large
Net profit (excl significant transactions)	1,141	1,102	1,066	4%	7%
Significant transactions(2)	—	170	(16)	-100%	-100%
Net profit	1,141	1,272	1,050	-10%	9%

(1)          Includes the results of the ING Australia (INGA) in the period from 1 May 2002; and the results of the businesses sold into INGA for the prior periods

(2)          Significant transaction during the half year ended 30 September 2002 was sale of business to INGA; during half year ended 31 March 2002 were NHB recovery and special general provision for doubtful debts

Profit & Loss (prior period figures restated to remove effect of movements in foreign currencies)

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	188	185	169	2%	11%
Institutional	382	366	351	4%	9%
Corporate	133	125	120	6%	11%
New Zealand Banking	74	74	68	0%	9%
Mortgages	131	125	125	5%	5%
Consumer Finance	47	72	80	-35%	-41%
Asset Finance	60	55	49	9%	22%
ING Australia(1)	7	8	25	-13%	-72%
Asia Pacific	67	50	42	34%	60%
Treasury	49	61	62	-20%	-21%
Group Centre	3	(13)	(20)	large	large
Net profit (excl significant transactions)	1,141	1,108	1,071	3%	7%
Significant transactions(2)	—	173	(16)	-100%	-100%
Net profit	1,141	1,281	1,055	-11%	8%
FX impact on reported Net Profit	—	(9)	(5)	-100%	-100%
Reported net profit	1,141	1,272	1,050	-10%	9%

(1)          Includes the results of the ING Australia (INGA) in the period from 1 May 2002; and the results of the businesses sold into INGA for the prior periods

(2)          Significant transaction during the half year ended 30 September 2002 was sale of business to INGA; during half year ended 31 March 2002 were NHB recovery and special general provision for doubtful debts

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PERSONAL BANKING AUSTRALIA Elmer Funke Kupper • Personal Banking • Wealth Management

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	420	408	380	3%	11%
Other external operating income	189	201	166	-6%	14%
Net inter business unit fees	149	147	177	1%	-16%
Operating income	758	756	723	0%	5%
External operating expenses	(374)	(395)	(364)	-5%	3%
Net inter business unit expenses	(104)	(85)	(106)	22%	-2%
Operating expenses	(478)	(480)	(470)	0%	2%
Profit before debt provision	280	276	253	1%	11%
Provision for doubtful debts	(13)	(11)	(12)	18%	8%
Profit before income tax	267	265	241	1%	11%
Income tax expense and outside equity interests	(79)	(80)	(72)	-1%	10%
Net profit attributable to members of the Company	188	185	169	2%	11%

Net loans & advances including acceptances	5,197	4,945	4,700	5%	11%
Other external assets	1,029	887	1,508	16%	-32%
External assets	6,226	5,832	6,208	7%	0%
Deposits and other borrowings	24,662	24,058	22,890	3%	8%
Other external liabilities	1,099	1,104	1,033	0%	6%
External liabilities	25,761	25,162	23,923	2%	8%

Net interest average margin	3.47%	3.63%	3.51%	-4%	-1%
Return on assets	1.46%	1.53%	1.42%	-5%	3%
Return on risk weighted assets	4.24%	4.60%	4.21%	-8%	1%
Operating expenses to operating income	63.1%	63.5%	65.3%	-1%	-3%
Operating expenses to average assets	3.72%	3.98%	4.02%	-7%	-7%
Net specific provisions	(9)	(8)	(9)	13%	0%
Net specific provision as a % of average net advances	0.34%	0.33%	0.39%	3%	-13%
Net non-accrual loans	7	10	8	-30%	-13%
Net non-accrual loans as a % of net advances	0.13%	0.20%	0.17%	-35%	-24%
Total employees	5,866	5,598	5,534	5%	6%

Our business

Our business generates revenue through four major activities:

Activity	Key drivers
Managing and selling proprietary products (savings products and transaction accounts) from which we earn interest and fees	Deposit & loan balances Interest margin

Selling other ANZ products from which we earn sales commissions and, in some cases, trailer commissions.	Sales volume Sales mix

Providing branch services to ANZ’s personal and corporate customers (eg. cash deposit facilities), on a cost-recovery basis	Unit costs Transaction volumes

Providing financial advice to individuals and distributing investment products	Managed investment flows

Key Performance Indicators	Half year Mar 03	Half year Sep 02	Half year Mar 02
Deposit balances ($ billion) *	30.4	29.0	27.7
Product interest margin (%)	2.3	2.4	2.4
Sales commissions ($ million) **	54.7	52.3	45.8
Managed investment flows ($ million)	970	1,083	977
Customers (million)	3.2	3.1	3.1

*                 includes V2 Plus; deposits shown on page 16 exclude V2 Plus

**          excludes Wealth Management

External considerations

Our business has three significant economic sensitivities:

•                  GDP growth, which impacts domestic savings and borrowing.  We expect our deposits to grow by 4-5% and our loans by 8-10% over the next 6 months based on Australian GDP growth of around 3%.

•                  Interest rates.  Our margins are normally higher in higher interest rate environments.

•                  Demand for mortgages.  60% of our sales commissions come from mortgage sales.  Demand is expected to soften over 2003 as the residential property market consolidates after several years of high growth.

Business environment measures	Half year Mar 03	Half year Sep 02	Half year Mar 02
Real GDP growth (%)	2.5	2.9	3.1
Official cash rate (%)	4.8	4.8	4.3
Residential mortgage growth (%)	8.5	9.9	8.5
Source: economics@anz

Executing our strategy

We are a sales-orientated business, and are looking to improve our sales performance and customer retention.  We have two main strategic initiatives:

Initiative	Main drivers impacted	Progress	Goals for Sep 2003
Restoring Customer Faith	• Sales volume • Sales mix • Customer numbers	Implemented in NSW and Victoria	• Roll out to remaining states of Australia
Development of Deposits and Transaction Banking business	• Deposit & loan balances • Sales volume • Sales mix	Implemented 1 April 2003	• Market leadership in cash management accounts • Market share increases

Provides a full range of banking services to personal customers and small to medium rural business customers in Australia through branches, call centres, ATMs, and on-line banking

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	137	133	121	3%	13%
Revenue	600	591	563	2%	7%
Operating expenses	(394)	(391)	(380)	1%	4%
Provision for doubtful debts	(12)	(10)	(11)	20%	9%
Net specific provisions	(9)	(8)	(8)	13%	13%
Net non-accrual loans	6	12	7	-50%	-14%

Comparison with September 2002 half

Profit after tax increased by 3%. Significant influences on the result were:

•                  Personal Banking’s Metro performance declined by 3%, while Rural Banking grew by 13%.

•                  Revenue increased slightly with higher net interest resulting from continued growth in deposit balances and increased rural lending volumes.  However, much of this benefit was eroded by lower deposit margins compared to the September half.  The business is predominantly deposit driven.

•                  Other operating income was flat, partly reflecting the seasonality in this business where revenues are typically stronger in the second half. Increased sales and retention commissions from growth in sales of ANZ products through the branch network have been partly offset by the impact of reduced fees following a reduction in dishonour fees and the migration of customers to new low fee products.

•                  Operating expenses growth has been contained to 1%, notwithstanding several significant investments in the business including the Restoring Customer Faith initiative, ATM installations, branch refurbishments and the new sales and service platform.

•                  Net non-accruals and net specific provisions remain low reflecting the soundness of underlying asset quality.

Comparison with March 2002 half

Profit after tax increased 13% with a 7% increase in revenue driven by higher net interest on increased deposits, agribusiness lending, and higher sales and retention commissions, principally on mortgages. Operating expenses increased 4% reflecting higher technology costs, Enterprise Bargaining Agreement salary increases, and higher property costs emanating from the refurbishment program under way within the network.

PERSONAL BANKING AUSTRALIA

WEALTH MANAGEMENT Craig Coleman

Wealth Management delivers comprehensive financial advisory, trustee and distribution services to high net worth customers in Australia covering investment, risk, lending and banking

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	51	52	48	-2%	6%
Revenue	158	165	160	-4%	-1%
Operating expenses	(84)	(89)	(91)	-6%	-8%
Provision for doubtful debts	(1)	(1)	(1)	—	—

Comparison with September 2002 half

Profit after tax has reduced by 2%.  Significant factors influencing this result were:

•                  Revenues were down 4% principally due to the negative impact of sustained downturn in equity markets on retail funds management sales and balances.  The reduction in fund management revenues was partly offset by the growth in our cash management deposit account (V2 Plus).

•                  Operating costs were down 6% principally through lower incentive payments to staff (as a consequence of lower sales) and efficiency savings arising from the integration of INGA activities.

Comparison with March 2002 half

Profit increased by 6% over the comparable seasonal half.  Revenue performance was flat, due largely to the impact of equity markets on funds management retail sales.  Expenses were down 8% due to integration benefits arising from INGA, tighter control on discretionary expenses, pacing of business initiatives and lower incentive payments to staff (as a consequence of lower sales).  Whilst operating expenses have reduced, the number of authorised sales representatives has remained the same.

INSTITUTIONAL Bob Edgar

• Institutional Banking • Transaction Services • Foreign Exchange	• Capital Markets • Structured Finance International • Corporate Financing & Advisory

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	369	363	348	2%	6%
Other external operating income	578	572	546	1%	6%
Net inter business unit fees	(13)	(14)	(15)	-7%	-13%
Operating income	934	921	879	1%	6%
External operating expenses	(277)	(280)	(281)	-1%	-1%
Net inter business unit expenses	(64)	(61)	(60)	5%	7%
Operating expenses	(341)	(341)	(341)	—	—
Profit before debt provision	593	580	538	2%	10%
Provision for doubtful debts	(80)	(86)	(86)	-7%	-7%
Profit before income tax	513	494	452	4%	13%
Income tax expense and outside equity interests	(131)	(130)	(104)	1%	26%
Net profit attributable to members of the Company	382	364	348	5%	10%

Net loans & advances including acceptances	42,181	41,702	42,676	1%	-1%
Other external assets	17,151	17,292	15,695	-1%	9%
External assets	59,332	58,994	58,371	1%	2%
Deposits and other borrowings	28,772	26,568	24,101	8%	19%
Other external liabilities	20,822	23,879	24,260	-13%	-14%
External liabilities	49,594	50,447	48,361	-2%	3%

Net interest average margin	1.74%	1.82%	1.67%	-4%	4%
Return on assets	1.26%	1.23%	1.12%	2%	13%
Return on risk weighted assets	1.15%	1.13%	1.04%	2%	11%
Operating expenses to operating income	36.5%	37.0%	38.8%	-1%	-6%
Operating expenses to average assets	1.13%	1.15%	1.09%	-2%	4%
Net specific provisions	(123)	(220)	(233)	-44%	-47%
Net specific provision as a % of average net advances	0.56%	1.03%	1.02%	-46%	-45%
Net non-accrual loans	405	449	627	-10%	-35%
Net non-accrual loans as a % of net advances	0.92%	1.03%	1.42%	-11%	-35%
Total employees	2,641	2,583	2,622	2%	1%

Our business

Institutional brings together the Institutional Banking customer segment and the specialised wholesale product segments to provide a complete range of financial solutions for our customers.  The operations of each of these segments covers:

Institutional Banking

•                  This business is accountable for managing the full customer relationship for our larger clients globally.  We provide lending facilities and co-ordinate product specialists from other ANZ businesses in order to provide complete financial solutions to customers.

Transaction Services

•                  Assist corporates to manage their international trade activities, working capital facilities and associated risks by providing liquidity, short-term debt/investment options, trade finance and international settlements.

•                  Customer base is mainly Australasian corporates and institutions, with capability that extends to Europe, the Americas and Asia.

Foreign Exchange

•                  Trading desks are maintained in key global financial centres, including the Pacific.

•                  Industry recognition through presentation of awards - Best FX Bank in Australia and New Zealand – Asiamoney, Best FX Bank in Australia – INSTO, Top 10 FX Bank Globally – FX Week, Best FX Bank in Australia – Global Finance, and 1st Internet-based Execution House in Australia and New Zealand - Asiamoney FX Poll 2002.

Capital Markets

•                  The provision of interest rate, credit and funding solutions including risk management.

•                  An Australian and NZ leader in the syndicated loan, securitisation and derivative markets.

•                  A presence in major offshore financial centres to enable ANZ to be a leading provider to the global markets of Australian and New Zealand credit and interest rate products.

Structured Finance International

•      Provides project finance to selected geographies in partnership with infrastructure developers.  Projects are largely in Power, Infrastructure, Mining & Minerals, Oil & Gas, Media & Telecommunications, Transportation & Leasing Finance, Corporate Finance and Export Credit & Capital Goods.

•                  Recent Project Finance Deals of the Year Awards included Project Finance International, Finance Asia, Asiamoney,and Project Finance magazines, International Financing Review, plus Oil & Gas Financial Adviser of the Year - Infrastructure Journal.

•                  In 2002, ANZ achieved a top 10 position globally in the Dealogic Project Finance Arranger league tables and Top 5 position as a Project Finance Provider.

Corporate Financing & Advisory

•                  Provision of complex financing and advisory services, structured financial products, leasing, private equity, project, export and leveraged finance and infrastructure investment in Australia and New Zealand.

Grade	Mar 02	Sep 02	Mar 03
B+ to CCC	2.3%	2.6%	3.1%
CCC and lower	2.0%	1.8%	1.7%

Internal credit ratings have been mapped to external credit grades in this table

External considerations

•                  This half has seen the Australian and NZ businesses contribute significantly to revenue and asset growth.  Uncertainty in the global market provided both trading opportunities and challenges.

•                  Overall our domestic lending volumes have increased at levels above business system growth.

•                  The downgrades, mainly from BBB- to BB+ and BB, were account specific but this was not reflective of a wider industry or ANZ portfolio trend.

•                  Financial markets growth continues to focus on new financing techniques, securitisation and structured products. Securitisation growth has been around 30% pa for the last 5 years.

•                  Increasing competition, uncertain global economic conditions and instability in the Middle East could impact second half growth opportunities.

Executing our strategy

The overall vision for the Institutional business is to move the mix of business increasingly towards a fee based advisory, solutions oriented, value added proposition with a low risk balance sheet.  The best of investment banking together with our stronger balance sheet and traditional product capability and our existing corporate franchise are expected to deliver strong revenue opportunities.

New Products

•                  Global Commodity Trade Finance

•                  Inventory swap and loan Asset Swaps products

•                  Provision of banking capability to “third party providers”

•                  Expand commodities business

•                  Credit derivatives (not a new product but a developing market)

Better execution

•                  Attract and retain first class talent

•                  Penetrate “sophisticated” products into Corporate & Small to Medium Enterprise segments

•                  Target larger Corporate Finance transactions

Extend capabilities in niche markets

•                  Establish stronger Foreign Exchange and Interest Rate business presence in Asia

•                  Extend securitisation capabilities into customer base

•                  Increase penetration of FX Online to offshore points

•                  Acquire and/or launch of specialist wholesale funds for infrastructure finance

Transforming our business offshore

•                  Corporate lending has been disaggregated from Structured Finance International and will be managed on global industry lines from Australia.  Non-core lending is being exited

•                  A selective asset writing strategy has been put in place in Asia that excludes lending to middle market corporates and Small to Medium Enterprises

•                  Lower single customer limits are now in place offshore which will reduce the size of offshore customer exposures

INSTITUTIONAL

INSTITUTIONAL BANKING Murray Horn

Managing customer relationships through nine specialised industry segments.  Developing financial services solutions and strategies for large businesses (turnover greater than $100 million) in Australia & New Zealand, and through corporates where we have an existing customer relationship in United Kingdom, United States and Asia

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	145	131	119	11%	22%
Revenue	351	335	317	5%	11%
Operating expenses	(86)	(84)	(83)	2%	4%
Provision for doubtful debts	(56)	(63)	(60)	-11%	-7%
Net specific provisions	(42)	(166)	(186)	-75%	-77%
Net non-accrual loans	198	265	415	-25%	-52%

Comparison with September 2002 half

Net profit increased by $14 million or 11% with Australasia results contributing growth of $12 million and offshore contributing an additional $2 million.

•                  Net interest income growth of 4% resulted from an increase in lending volumes in Australia and New Zealand, partly offset by a reduction in offshore exposures.  Margins were flat.

•                  Other income grew 5% with 12% growth in lending fees on increased volumes being offset by a reduction in commercial bill revenue.

•                  Operating expenses increased 2% which reflects a change in personnel mix with more higher paid front line staff offsetting efficiency savings in back office areas.

•                  Provision for doubtful debts reduced 11%.  Improvements in credit quality in Australia and continued work in reducing exposures to certain industries offshore has offset volume growth.  September 2002 half year also included a special $4 million ELP charge for a hedging transaction.  Net specific provisions relate to offshore loans (with 2002 including Enron and Marconi) with no new major provisions booked in Australasia during the half.  Approximately 70% of the portfolio is investment grade.

Comparison with March 2002 half

Profit grew 22%, driven by income growth of 11%.  Strong increases in both net interest and fees were offset by a reduction in income due to a one-off profit on the sale of securities in March 2002.  Cost growth of 4% mainly reflects higher personnel costs with a change in mix to more higher paid front line staff and reduced back office staff.  Doubtful debt provisioning reduced 7% with improvements in credit quality in Australia and reductions in offshore corporate exposures offsetting volume growth.  Specific provisions have reduced significantly, mainly in offshore units which were inflated by losses on Enron.

	Half Year			Movement
Lending volume	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Australia	23,132	22,710	22,592	2%	2%
New Zealand	2,906	2,372	1,994	23%	46%
Asia	2,260	2,515	2,656	-10%	-15%
UK/USA/Other	2,304	2,728	2,680	-16%	-14%
Lending volume (incl commercial bills)	30,602	30,325	29,922	1%	2%

TRANSACTION SERVICES Mark Paton

Provision of cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers in Australasia and overseas

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	84	77	76	9%	11%
Revenue	212	208	208	2%	2%
Operating expenses	(92)	(94)	(94)	-2%	-2%
Provision for doubtful debts	(4)	(4)	(5)	—	-20%
Net specific provisions	3	2	(7)	50%	large
Net non-accrual loans	4	4	4	—	—

Comparison with September 2002 half

Profit after tax increased 9%.  Significant influences on the result were:

•                  Higher net interest income arising from growth in deposit volumes (corporate and institutional clients increased cash holdings), increased securities lending income and strong domestic trade finance activity.  This has offset reductions in clearing account balances with the introduction of Continuous Linked Settlement, and reduced trade in the UK and US markets.

•                  An improvement in other operating income resulted from increased international payment fees, predominantly foreign exchange drafts, coupled with higher domestic structured trade transactions and on-line service fees.

•                  Operating expenses were well contained with process efficiencies from our trade-processing platform, reduced technology expenses and lower non-lending losses.  This result was achieved despite increased investment in our custody system replacement.

•                  During the half, the Proponix Joint Venture was restructured with ANZ acquiring the Australian trade-processing hub.

Comparison with March 2002 half

Profit after tax grew 11% with increased fee income from international payments, strong deposit growth and solid domestic trade finance activity, offsetting lower revenue on reduced clearing account balances and the risk reduction strategy in the March 2002 half to wind down Latin American exposures.  Costs reduced notwithstanding the investment in our custody replacement system.

FOREIGN EXCHANGE Rick Sawers

Provision of foreign exchange and commodity trading and sales related services to corporate and institutional clients globally

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	43	43	41	—	5%
Revenue	126	125	123	1%	2%
Operating expenses	(63)	(62)	(61)	2%	3%
Provision for doubtful debts	(1)	(1)	(2)	—	-50%
Net specific provisions	(24)	—	1	n/a	large
Net non-accrual loans	53	77	77	-31%	-31%

Comparison with September 2002 half

Profit after tax was level with the previous half’s results.  Significant influences on the result were:

•                  Operating income growth of 1% was achieved despite a weak global economy, low volatility and suppressed customer activity for much of the half.

•                  New commodity activity (primarily soft commodities and base metals) largely offset the flat level of the precious metals activity as commodity customers merged and rationalised their hedging activities.

•                  Operating expenses increased 2% as a result of the costs of implementing and operating Continuous Linked Settlement (CLS).

•                  Net specific provisions of $24 million relate to increases in specific provisions on foreign exchange options and forward exposures to one large Australian corporate which defaulted in 2001.

Comparison with March 2002 half

Profit after tax increased 5%.  Revenue grew 2% with increased volatility, and greater sales and eFX penetration.  Cost growth at 3% resulted from CLS expenditure as previously detailed and increased investment in customer facing technology, which now captures 40% of customer transactions.

CAPITAL MARKETS David Hornery

Provision of origination, underwriting, structuring, risk management, advice and sale of credit and derivative products globally

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	36	33	31	9%	16%
Revenue	98	92	90	7%	9%
Operating expenses	(45)	(44)	(44)	2%	2%
Provision for doubtful debts	(1)	(1)	(1)	—	—
Net specific provisions	—	(3)	—	-100%	n/a
Net non-accrual loans	19	4	—	large	n/a

Comparison with September 2002 half

Profit after tax grew 9%.  Significant influences on the result were:

•                  Operating revenue increased 7%.  This is particularly pleasing given the impact of global economic and geopolitical issues on deal volumes.  Revenue was impacted by the historically low level of interest rates and growth of credit derivative and securitisation markets, promoting improved turnover in specific areas of our business.

•                  Both trading and sales activities contributed strongly to revenue and profit growth.

•                  GCM On-line, our internet based trading platform, was deployed in the second half of last year.  Turnover across this application is growing strongly with the addition of some 1,000 accounts over the last six months.

•                  Costs remained flat with savings generated within the business used to fund major improvements to our infrastructure, such as the replacement of our front to back operating systems, and GCM On-line.

•                  The increase in non-accrual loans related to exposures to the UK and US power sectors.

Comparison with March 2002 half

Profit after tax grew strongly by 16%.  This was driven by 9% revenue growth across the broad product range, and an increased share of wallet of our corporate customer base.  Operating expenses increased slightly despite investment in distribution and infrastructure replacement.

STRUCTURED FINANCE INTERNATIONAL Gordon Branston

Provision of advisory, arranging, underwriting, financial engineering and funding services outside Australia and New Zealand in relation to structured project transactions

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	36	44	40	-18%	-10%
Revenue	101	111	91	-9%	11%
Operating expenses	(37)	(37)	(39)	—	-5%
Provision for doubtful debts	(11)	(11)	(12)	—	-8%
Net specific provisions	(55)	(53)	(3)	4%	large
Net non-accrual loans	117	77	106	52%	10%

The Structured Finance International result reflects the realignment of non-project international corporate relationships with ANZ’s core Australasian franchise, which are now reported under Institutional Banking.  Prior period financial data has also been restated.

Comparison with September 2002 half

Profit after tax was lower at $36 million primarily as a result of the 5% appreciation in the AUD, the wind down of the tax-based leasing business, uncertainty surrounding the Gulf war and more subdued markets generally.  (Excluding the impact of exchange rate movements the reduction in profit after tax was approximately 11%).  The level of specific provisions was the negative for the half with losses on power projects reflecting a breakdown in market pricing arrangements following regulatory changes and over-building of capacity.  Significant factors affecting the result were:

•                  Lower revenue reflecting subdued market conditions and in particular, a decision to effect reductions in net lending assets in a difficult credit environment and the impact of the AUD appreciation.  This was partly offset by the acquisition and subsequent syndication of high yielding structured assets, coupled with interest recoveries from non-performing loans.

•                  Fee income was supported by further international project financing deals, although the difficult market conditions resulted in increased time being taken to bring mandated projects to financial close.

•                  Operating expenses remained flat, with the favourable impact of the appreciation in the AUD and reduced staffing levels largely offset by increased restructuring costs.

•                  Provision for doubtful debts was flat, reflecting a combination of the reduction in the credit portfolio mentioned above and an increase in the economic loss provision rate.  The net specific provisions largely reflected principally further provisions on previously identified accounts following the failure of offtake arrangements.  Losses in the last two halves are in contrast to previous years of little losses and reflect the cyclical nature of credit.

Comparison with March 2002 half

Profit after tax was 10% lower, which, after adjusting for the impact of AUD appreciation, represents an effective 8% increase.  This strong performance in a difficult environment was driven by revenue growth of 11% (22% excluding exchange rate impact) achieved through increased interest income on large structured transactions and interest recoveries on non-performing loans offsetting a fall in fee income.  Revenue growth was partly offset by a reduction in tax credits from tax-based leasing transactions.  Operating expenses were 5% lower reflecting the appreciation of the AUD, partly offset by restructuring costs associated with a reduced headcount.  Provision for doubtful debts was down 8% given a reduction in net lending assets and specific provisioning relates to a small number of previously identified exposures.

CORPORATE FINANCING & ADVISORY Peter Hodgson

Provision of complex financing and advisory services, structured financial products, leasing, private equity, project, export and leveraged finance and infrastructure investment in Australia and New Zealand

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	38	37	41	3%	-7%
Revenue	48	50	49	-4%	-2%
Operating expenses	(20)	(21)	(19)	-5%	5%
Provision for doubtful debts	(7)	(6)	(6)	17%	17%
Net specific provisions	(5)	—	(38)	n/a	-87%
Net non-accrual loans	13	21	25	-38%	-48%

Comparison with September 2002 half

Profit after tax increased 3% to $38 million. Significant factors affecting the result were:

•                  Net interest income remained stable with little growth in project and structured finance asset volumes.  The current environment resulted in a reduced number of transactions coming to market and an increase in the time to bring projects to completion.

•                  Other operating income reduced with project finance and corporate finance advisory fees tending cyclically lower, however, improvements were recorded in both the leasing and structured export finance businesses.

•                  Operating expenses remained stable.

•                  Provision for doubtful debts increased slightly with a mild deterioration in the quality of the credit portfolio.  Non-accrual loans reduced while the net specific provision related to two corporate exposures.

Comparison with March 2002 half

Profit reduced by 7%.  Revenue was slightly lower with the March 2002 half boosted by the sale of a private equity investment and profit on the sale of legacy assets.  Core costs were well controlled with investment in growth initiatives stable.  Specific provisions were significantly lower as March 2002 contained a provision for one large US corporate.

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CORPORATE Graham Hodges

• Small to Medium Enterprises Australia • Corporate Banking Australia

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	240	228	223	5%	8%
Other external operating income	99	99	96	—	3%
Net inter business unit fees	(22)	(20)	(20)	10%	10%
Operating income	317	307	299	3%	6%
External operating expenses	(87)	(88)	(85)	-1%	2%
Net inter business unit expenses	(17)	(18)	(17)	-6%	—
Operating expenses	(104)	(106)	(102)	-2%	2%
Profit before debt provision	213	201	197	6%	8%
Provision for doubtful debts	(23)	(23)	(25)	—	-8%
Profit before income tax	190	178	172	7%	10%
Income tax expense and outside equity interests	(57)	(53)	(52)	8%	10%
Net profit attributable to members of the Company	133	125	120	6%	11%

Net loans & advances including acceptances	14,909	13,633	12,948	9%	15%
Other external assets	58	66	53	-12%	9%
External assets	14,967	13,699	13,001	9%	15%
Deposits and other borrowings	11,881	11,155	10,212	7%	16%
Other external liabilities	4,653	4,561	4,267	2%	9%
External liabilities	16,534	15,716	14,479	5%	14%

Net interest average margin	3.83%	3.97%	4.18%	-4%	-8%
Return on assets	1.63%	1.64%	1.65%	-1%	-1%
Return on risk weighted assets	1.88%	1.88%	1.82%	—	3%
Operating expenses to operating income	32.8%	34.5%	34.1%	-5%	-4%
Operating expenses to average assets	1.27%	1.39%	1.40%	-9%	-9%
Net specific provisions	(8)	(21)	(27)	-62%	-70%
Net specific provision as a % of average net advances	0.11%	0.31%	0.40%	-65%	-73%
Net non-accrual loans	87	77	93	13%	-6%
Net non-accrual loans as a % of net advances	0.59%	0.55%	0.70%	7%	-16%
Total employees	1,521	1,491	1,454	2%	5%

Our business

Small to Medium Enterprises Australia

The key objective is to achieve sustainable competitive advantage in SME business.  The business is on track to double over the four years to 2004.  A core part of the strategy is to enhance the customer service proposition and build the capability of the frontline teams.  The success of this approach is demonstrated by the ongoing growth of the business.  Growth in revenues has been driven by new customers, including industry specialisation and higher average balances from existing customers.  The business has also continued to invest in Risk Management practices to ensure that the growth rates achieved are sustainable.

Corporate Banking Australia

Our relationship management team is focused on providing financial services and solutions, which range from sophisticated investment banking products (“Wall Street to Main Street” initiative) to more traditional debt and transaction services.

A key indicator of the value of the Corporate Banking business is our total customer net income after capital charge (NIACC).  Growth in NIACC is a broader measure of business performance than Corporate Banking PAT.

Key drivers of NIACC within our business (i.e. not arising from cross sell) are our risk profile (measured by the ELP rate), deposit and loan balances, and interest margins.

External considerations

•                  Demand for business lending depends primarily on the growth in the broader economy (indicated by GDP growth), business investment and interest rates.

•                  ANZ has a strong market position in the Corporate Banking customer segment, with 26% market share (based on lead relationships).  The Small to Medium Enterprises business has expanded at a faster rate than nominal GDP and, if sustained, will lead to a gain in market share.

Executing our strategy

Combining our Corporate and Small to Medium Enterprise businesses into one segment has allowed us to identify and extract synergies around the customer proposition and product offering.

Initiative	Main drivers impacted	Progress
Expansion of the business geographic coverage (‘footprint’) in the SME sector	• Customer numbers • Average volume per customer • NIACC per customer • Revenue per FTE	Customer numbers have increased by 2.5%. Increases were also achieved in average volume per customer, NIACC per customer and Revenue per FTE.
Wall Street to Main Street (provision of sophisticated financial solutions to middle market business)	• Total NIACC growth • NIACC contribution to other business units	Total NIACC has grown 16%

CORPORATE

SMALL TO MEDIUM ENTERPRISES AUSTRALIA Graham Hodges

Provides a full range of banking services for metropolitan based small to medium business in Australia with turnover up to $10 million

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	78	72	65	8%	20%
Revenue	171	160	149	7%	15%
Operating expenses	(53)	(51)	(49)	4%	8%
Provision for doubtful debts	(7)	(7)	(7)	—	—
Net specific provisions	(2)	(6)	(7)	-67%	-71%
Net non-accrual loans	6	5	6	20%	—

Comparison with September 2002 half

Profit after tax increased 8%.  Significant factors influencing the result were:

•                  Net interest income has increased 9% with lending and deposit volumes growing strongly.  This growth has come from an increase in activity with existing customers and significant growth in new customers to ANZ.

•                  The success in generating new business reflects several factors, including:

•                  an increased geographical ‘footprint’ (new relationship managers);

•                  success in our industry specialisation segments; and

•                  a higher performance culture leading to improved business outcomes.

•                  Other external income increased on the back of strong growth in lending volumes.

•                  Operating expenses were up 4% largely due to investment in growth initiatives, new hiring and training of relationship teams.

•                  Provision for doubtful debts was stable despite growth in new lending, with the quality of the portfolio remaining sound.  Specific provisions have reduced with economic loss provisioning in excess of specific provisioning.

Comparison with March 2002 half

Profit after tax grew strongly over the year rising by 20%.  This performance reflects the successful execution of growth initiatives and a more disciplined and effective business culture.  Significant investment has been made in industry specialisation segments and the business ‘footprint’ with a 14% increase in staff numbers contributing to an 8% increase in expenses.  Operating revenues have increased 15% due to growth in both loans and deposits.

CORPORATE BANKING AUSTRALIA Graham Hodges

Managing customer relationships and developing financial solutions for medium sized businesses (turnover $10 million to $100 million) in Australia

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	55	53	55	4%	—
Revenue	146	147	151	-1%	-3%
Operating expenses	(51)	(55)	(54)	-7%	-6%
Provision for doubtful debts	(16)	(16)	(18)	—	-11%
Net specific provisions	(6)	(15)	(20)	-60%	-70%
Net non-accrual loans	81	72	87	13%	-7%

Comparison with September 2002 half

Profit after tax increased 4%.  Significant factors influencing the result include:

•                  Net interest income has increased with higher deposit volumes.  A subdued environment for business investment and reasonable underlying profitability has contributed to corporate customers reducing debt and maintaining higher levels of deposits.  Competition in this environment has resulted in a squeeze on interest margins, which has partly offset the impact of volume growth.

•                  Other operating income reduced in part due to a squeeze on commercial bill margins and a relatively subdued environment for corporate lending.

•                  The business has continued its focus on cross-selling the products of other ANZ business segments.  Total customer profitability (NIACC) has grown 16% in the half with 44% of that being reported in the profits of other Product businesses.

•                  Costs have reduced with restructuring of middle office processes creating efficiency savings.

•                  Provision for doubtful debts remained stable while specific provisions have decreased.

Comparison with March 2002 half

Profit after tax remained steady, with reduced costs following middle office process restructuring and improved credit quality leading to a reduced doubtful debt provision charge.  Revenue decreased 3% with lower interest margins and lower interest recoveries on impaired assets.

NEW ZEALAND BANKING Greg Camm

Provides a full range of banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and on-line banking; New Zealand Banking excludes the Mortgages, Cards, Asset Finance and Institutional businesses in NZ and certain central NZ units.  New Zealand geography (page 54) includes all ANZ operations in NZ.

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	161	148	128	9%	26%
Other external operating income	91	85	83	7%	10%
Net inter business unit fees	22	23	22	-4%	—
Operating income	274	256	233	7%	18%
External operating expenses	(107)	(109)	(101)	-2%	6%
Net inter business unit expenses	(49)	(37)	(34)	32%	44%
Operating expenses	(156)	(146)	(135)	7%	16%
Profit before debt provision	118	110	98	7%	20%
Provision for doubtful debts	(7)	(7)	(7)	—	—
Profit before income tax	111	103	91	8%	22%
Income tax expense and outside equity interests	(37)	(34)	(30)	9%	23%
Net profit attributable to members of the Company	74	69	61	7%	21%

Operating expenses to operating income	56.9%	57.0%	57.9%	-0%	-2%
Net specific provisions	3	(2)	(3)	large	large
Net non-accrual loans	5	3	2	67%	large
Total employees	2,399	2,329	2,247	3%	7%

Comparison with September 2002 half

Profit after tax was 7% higher driven by an appreciation in the New Zealand dollar.  Excluding the exchange rate impact profit was flat.  Key influences on the result excluding the exchange rate impact include:

•                  Net interest income grew by 2%, with growth in deposits and lending in small and medium business.  Deposit growth was modest.  Margins remained stable.

•                  Fee income was flat, with higher ATM interchange fees from an expanded ATM network being offset by a reducing contribution from some transaction fees.

•                  Operating expenses were flat.  The cost of increased investment in the branch network, including increased staffing as part of the Restoring Customer Faith initiative, was largely absorbed.

•                  Credit quality is sound.

Comparison with March 2002 half

Profit after tax grew 21%, (9% excluding foreign exchange impact) from March 2002.  Underlying income grew 6% with higher deposit volumes and margins in personal banking and lending growth in small to medium business.  Expenses were 4% higher in real terms due to investment in the Restoring Customer Faith initiative with increased sales staff, a new sales platform and branch refurbishments.

Our business

We operate in the personal, corporate, business and rural sectors in New Zealand:

•                  Personal Banking is being re-shaped with the Restoring Customer Faith rollout and provision of improved customer choice with new, simplified banking products.

•                  ANZ Business and Rural has experienced strong lending growth, culminating in an increase in market share in the business market.  Prospects for continued growth in both the business and rural sectors are strong.

•                  Corporate Banking maintains a strong market share position, with clear market leadership in the middle market.

External considerations

•                  Overall business environment.  This remains relatively strong with GDP growth of 3% forecast for 2003.  International uncertainty may have a negative impact on consumer and business confidence.

•                  Household deposit growth.  This remains robust, assisted by the under performance of equity markets and current international uncertainty.

•                  Corporate debt.  This is expected to sustain reasonable growth.  Despite the general downturn in the agricultural sector that is a key driver of domestic economic activity and corporate debt levels; investment intentions remain strong, partly due to high capacity utilisation in recent years.

Source: economics@anz

Executing our strategy

In October 2002, ANZ restructured its specialised businesses around the needs of customers.  As part of this restructure, ANZ New Zealand was provided with greater management autonomy to respond to customers and the NZ community generally.  We are now better positioned to build our New Zealand franchise. We enjoy high levels of customer satisfaction in the business sector, which contrasts with low customer satisfaction in the personal sector.  The recently completed Restoring Customer Faith project will significantly improve the customer service proposition and strengthen the links between branches and their local communities.  Over the next six months we will:

•                  Grow our sales capability by investing more in training and increasing the number of sales specialists.

•                  Develop proposals to strengthen the brand and identity and increase community involvement.

•                  Commence the upgrade of our branch network and increase branches in key geographical growth centres.

MORTGAGES Chris Cooper

Provision of mortgage finance secured by residential real estate in Australia and New Zealand

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	368	342	340	8%	8%
Other external operating income	44	45	44	-2%	—
Net inter business unit fees	(124)	(118)	(112)	5%	11%
Operating income	288	269	272	7%	6%
External operating expenses	(67)	(58)	(62)	16%	8%
Net inter business unit expenses	(19)	(20)	(20)	-5%	-5%
Operating expenses	(86)	(78)	(82)	10%	5%
Profit before debt provision	202	191	190	6%	6%
Provision for doubtful debts	(15)	(15)	(13)	—	15%
Profit before income tax	187	176	177	6%	6%
Income tax expense and outside equity interests	(56)	(52)	(54)	8%	4%
Net profit attributable to members of the Company	131	124	123	6%	7%

Operating expenses(1) to operating income	28.5%	27.5%	28.7%	4%	-1%
Net specific provisions	(9)	(7)	(4)	29%	large
Net non-accrual loans	32	29	38	10%	-16%
Total employees	1,144	1,048	963	9%	19%

(1)          Operating expenses $82 million (Sep 2002: $74 million; Mar 2002: $78 million) excludes goodwill amortisation $4 million (Sep 2002: $4 million; Mar 2002: $4 million).  Excluding goodwill amortisation decreases the ratio to operating income 1.4% (Sep 2002: 1.5%; Mar 2002: 1.5%)

Comparison with September 2002 half

Profit after tax was 6% higher than the previous half year.

•                  Net interest income increased 8% driven by strong volume growth in the Australian market with record volumes written - particularly through the third party channel.  After two half years of flat or declining mortgage volumes, New Zealand has experienced an increase in volumes in the current half.

•                  Other operating income reduced 2%.  Volume related increases in approval fees were offset by higher valuation and search costs, along with a reduction in non-lending fees in Origin.

•                  Sales and retention commissions paid to Wealth Management and Personal Banking increased in line with business volumes.

•                  Operating expenses increased 10% due to seasonally higher marketing spend in the first half of the year and investment in process re-engineering, which will be progressively implemented, commencing in the second half year.  In addition, an increase in staffing levels was required to ensure maintenance of service standards with the increased volume flow.

•                  Provision for doubtful debts was flat.  Specific provisions increased marginally, due to one-off higher losses on equity lines, but remain at very low levels.

Comparison with March 2002 half

Profit after tax was 7% higher.  Mortgage lending (excluding securitised loans) grew 18.5%, resulting in higher net interest.  Expenses were higher due to amortisation of new mortgage origination software and investment in process re-engineering.  In addition, as noted above, to maintain our service standards we increased staffing levels to service the additional business volumes.  A higher provision for doubtful debts also reflects increased business volumes.

Our business

ANZ Mortgages has 11.4% of the home finance market in Australia and 15% in New Zealand.  Mortgages are sourced through the Bank’s branch network and mortgage brokers, with the business having written in excess of 20% of broker loans in Australia.  The business also provides wholesale mortgage funding to other non-bank mortgage lenders.  Current critical success factors are:

•                  Developing products which best meet customer needs (measured by product awards received).

•                  Maintaining market leadership in sales by mortgage brokers (measured by independent surveys).

•                  Controlling costs of distribution and servicing (measured by average acquisition cost per mortgage).

•                  Managing risk (measured by provisioning).

Key Performance Indicators	Half year Mar 03	Half year Sep 02	Half year Mar 02
Interest margin (%)	1.10	1.10	1.19
Loans balance growth (%)	9.4	8.3	7.1
Proportion of sales through brokers (%)	34	26	22

External considerations

Our business has four significant external sensitivities:

•                  Demand for mortgages.  We expect our total loan balances to grow by 6-7% over the next 6 months based on residential mortgage growth of 6-7% in Australia and 8% in New Zealand.

•                  Interest yield curve.  Mortgages are priced with reference to the cash rate, however funding is generally priced with reference to the 90 day bill rate.

•                  Competitor pricing.  Aggressive pricing from competitors may lead to margin reduction.

•                  Broker utilisation.  Mortgage borrowers are increasingly using brokers to obtain loans, making broker relationships critical for market share growth.

Business environment measures	Half year Mar 03	Half year Sep 02	Half year Mar 02
Residential mortgage growth Australia (%)	8.5	9.9	8.5
Official cash rate Australia (%)	4.75	4.75	4.25
90 day bill rate Australia (%)	4.77	4.88	4.62

Source: economics@anz. Refer to NZ page for NZ mortgage information.

Executing our strategy

Our primary focus is on delivering the best products in the market to our customers efficiently.  There are five key initiatives underway to help achieve our strategy in the next 6-12 months.

Initiative	Main drivers impacted	Progress
Re-engineering of support services	• Cost/income	Diagnostic review completed and quick
	• Customer satisfaction	wins implemented
Introduce new products	• Mortgage sales	Range of new product initiatives being
	• Product awards	progressed
Automate loan approvals for brokers	• Broker sales share	System in pilot phase
Enhance risk analysis	• Provisions	Enhanced portfolio modelling and risk
	• Arrears levels	management implemented
Improve valuation process	• Customer satisfaction	Infrastructure developed
• Avg acquisition cost

CONSUMER FINANCE Brian Hartzer

Provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand, and selected overseas markets

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	213	192	197	11%	8%
Other external operating income	152	195	200	-22%	-24%
Net inter business unit fees	(48)	(44)	(45)	9%	7%
Operating income	317	343	352	-8%	-10%
External operating expenses	(127)	(120)	(114)	6%	11%
Net inter business unit expenses	(44)	(40)	(36)	10%	22%
Operating expenses	(171)	(160)	(150)	7%	14%
Profit before debt provision	146	183	202	-20%	-28%
Provision for doubtful debts	(75)	(75)	(86)	—	-13%
Profit before income tax	71	108	116	-34%	-39%
Income tax expense and outside equity interests	(24)	(37)	(37)	-35%	-35%
Net profit attributable to members of the Company	47	71	79	-34%	-41%

Operating expenses(1) to operating income	53.3%	45.5%	41.5%	17%	28%
Net specific provisions	(65)	(63)	(70)	3%	-7%
Net non-accrual loans	1	2	2	-50%	-50%
Total employees	1,043	1,156	1,174	-10%	-11%

(1)     Operating expenses $169 million (Sep 2002: $156 million; Mar 2002: $146 million) excludes goodwill amortisation $2 million (Sep 2002: $4 million; Mar 2002: $4 million).  Excluding goodwill amortisation decreases the ratio to operating income 0.6% (Sep 2002: 1.1%; Mar 2002: 1.1%)

Comparison with September 2002 half

Profit after tax reduced $24 million.  Significant factors affecting the result were:

•           Net interest income increased 11%.  Card outstandings grew 8%, while personal loan volumes increased 7%.  The run-off of higher-risk personal loan accounts is now largely complete, and tighter credit procedures are in place.  Interest margins were slightly higher due to an increase in the proportion of credit card balances paying interest.

•           Other income reduced by $43 million.  During the half there has been a one-off charge of $38 million ($27 million after tax) as a result of an under-accrual of loyalty points on co-branded cards since 1999.

•           Underlying other operating income fell by $5 million.  While underlying volume growth remains strong, the Australian issuing business has been impacted by the significant increase in the cost of loyalty programs.  Repricing, designed to partially offset these higher loyalty costs, went into effect in December.

•           Operating costs increased 7% reflecting strong volume growth and increased amortisation costs of new technology and our upgraded MultiPOS terminal network.  Personnel costs were flat, reflecting productivity improvements from our new operating platform.

•           Provision for doubtful debts was flat, with improved credit quality and reduced delinquency rates offsetting volume growth.

Comparison with March 2002 half

Profit after tax was 41% lower.  Operating revenue reduced 10% with strong underlying growth being offset by the impact of the one-off under-accrual of card loyalty points in prior years, and a significant increase in the cost of loyalty points on co-branded cards.  Expenses were 14% higher, reflecting growth in business volume and significant investments in new technology. Provision for doubtful debts reduced with a decrease in losses on the personal loan book and improvement in credit quality and delinquencies in the cards book.

Our business

Cards Issuing [Australia, New Zealand, Indonesia and Hong Kong]

•           We earn interest income on cardholder outstandings (excluding those within an interest free period), fee income on each account, and interchange revenue.  Outstandings earning interest across the Cards portfolio varies in the range of 65% - 75%.

•           Loyalty programs form an important part of our customer proposition, however, they are increasingly costly to operate.  Normalised loyalty costs in the first half amounted to $148 million, an increase of $49 million on the first half last year.

Cards Acquiring [Australia and New Zealand]

•           We earn transaction and terminal fees from merchants using our MultiPOS terminals.  We also earn processing fees from merchants using their own terminals.  ANZ has approximately 65,000 terminals across Australia and around 25,000 in New Zealand under the “EFTPOS NZ” brand.

Personal Loans [Australia and New Zealand]

•           We provide unsecured personal instalment loans to customers through our Australasian branch network and through direct channels which generate interest and fee income.

External considerations

•           Non-housing consumer lending in Australia totalled $88 billion as at 31 January 2003, of which credit card debt represents $23 billion.

•           economics@anz is forecasting consumer credit growth of 7.5% in the year to September 2003 down from 10.9% in the year to September 2002.  Card outstandings have grown faster than these rates, however we expect some slowing in overall outstandings growth over the medium term.

•           The Reserve Bank of Australia has introduced a new interchange standard, which will significantly reduce industry revenue in 2004.

•           While credit delinquency has continued to fall, we expect a modest increase in market default rates over the next 18 months, reflecting a tougher credit environment.

Executing our strategy

•           Loyalty costs have had a significant impact on our performance.  The under-accrual of loyalty costs identified during the half spans the period since 1999.  The full impact of repricing on our co-brand programs will be reflected in the second half.

•           The reduction in interchange revenue later in the year will require us to make further changes to our loyalty programs.  Whilst the strategy is still evolving, the combined impact of changes to loyalty programs, and reductions in interchange revenue, is expected to have a net impact on our Australian credit card annual profit of not more than $40 million after tax in 2004.

•           During the period, we made progress on several key customer and product strategy initiatives:

•           Completed roll-out of our “Sphere” loyalty program and MultiPOS chip-enabled terminal network.

•           Improved customer experience and service reliability, particularly on new card delivery (now 80% within 3 days), expanded Internet banking functionality, and created a “single-point-of-contact” for resolving urgent customer issues.

•           Signed a Memorandum of Understanding to provide credit card services to Metrobank in the Philippines.

ASSET FINANCE Elizabeth Proust

Operating under the Esanda and UDC brands, our vision is to be the leading provider of vehicle and equipment finance and rental services.  This means delivering superior shareholder returns, fast, convenient and excellent customer experience, an environment for our people to excel, value for our channel partners and a contribution to our community.

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	172	169	167	2%	3%
Other external operating income	42	37	32	14%	31%
Net inter business unit fees	(4)	(4)	(3)	—	33%
Operating income	210	202	196	4%	7%
External operating expenses	(79)	(75)	(76)	5%	4%
Net inter business unit expenses	(12)	(14)	(15)	-14%	-20%
Operating expenses	(91)	(89)	(91)	2%	—
Profit before debt provision	119	113	105	5%	13%
Provision for doubtful debts	(32)	(34)	(35)	-6%	-9%
Profit before income tax	87	79	70	10%	24%
Income tax expense and outside equity interests	(27)	(25)	(22)	8%	23%
Net profit attributable to members of the Company	60	54	48	11%	25%

Operating expenses(1) to operating income	42.9%	43.6%	45.9%	-2%	-7%
Net specific provisions	(25)	(32)	(26)	-22%	-4%
Net non-accrual loans	55	56	64	-2%	-14%
Total employees	1,290	1,303	1,315	-1%	-2%

(1)     Operating expenses $90 million (Sep 2002: $88 million; Mar 2002: $90 million) excludes goodwill amortisation $1 million (Sep 2002: $1 million; Mar 2002: $1 million).  Excluding goodwill amortisation decreases the ratio to operating income 0.4% (Sep 2002: 0.5%; Mar 2002: 0.5%)

Comparison with September 2002 half

Profit after tax increased 11%.  Significant influences on the result were:

•           Operating income grew by 4%, driven by increased lending fees and interest income.

•           Lending volumes continued to show growth from last half, as the new car releases and the equipment financing market improved.  Margins remained solid in a competitive market.

•           Operating expenses increased 2% with annual salary increases.  Headcount reduced slightly as a result of continuing back office process efficiencies.

•           Provision for doubtful debts and net specific provisions reduced with an improvement in the quality of the portfolio.

Comparison with March 2002 half

Profit after tax grew by 25%.  Income was 7% higher with increased lending volumes and solid margins.  Operating costs increased slightly with higher salary costs and the successful integration of an acquired business in the March 2002 half year, being largely funded by efficiency improvements.  Provision for doubtful debts and net specific provisions reduced with an improvement in the quality of the portfolio.

Our business

•           We provide finance and operating leases for vehicles and business equipment.  We operate as Esanda in Australia (approximately 75% profit) and UDC in New Zealand (approximately 25% profit).

•           Being a separate legal entity, we raise money to fund our loans by issuing debentures and borrowing from wholesale markets and Group Treasury.

•           Our primary distribution channels for providing finance are our dealer and broker networks in both Australia and New Zealand, and the ANZ branch network.

•           Critical success factors for us are:

•           Acquiring new business (our average loan duration is 3-4 years).

•           Cost control (over 120,000 loans are approved annually).

•           Capturing growth opportunities in the operating lease market.

•           Risk management (which has improved as indicated by lower provisions relative to assets).

External considerations

•           Finance segment growth.  The total new lending market for vehicles is estimated to be $20 billion per annum, of which we have approximately 15%.

•           Operating lease segments growth.  These segments provide strong growth opportunities; we expect to capture a larger share of these segments through our Fleet Partners and Specialised Asset Finance businesses.

•           Debentures.  Esanda’s share of debenture sales has improved after AGC’s withdrawal from this market in 2002.

Executing our strategy

The past 6 months have seen us transition our business from a distribution channel focus to a customer focus.  We are changing our organisation and processes to improve the service we provide to our customers and to achieve sustainable growth.  Continued reduction in processing costs and improving customer satisfaction are key measures of our success in this endeavour.  Our objectives for the next period are to:

•           Be the leading provider of vehicle and equipment finance and rental services in domestic markets.

•           Position our business to capture growth opportunities in the asset finance market and further improve profitability.

•           Provide an operationally excellent platform to our customers and business partners.

ING AUSTRALIA (JOINT VENTURE) John Wylie

ING Australia, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

ING Australia and former ANZ businesses

	Half Year			Movement
	Mar 03	Sep 02	Mar 02	Mar 03 v. Sep 02	Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit after tax	7	8	25	-13%	-72%
Revenue	2	12	87	-83%	-98%
Operating expenses	—	(6)	(37)	-100%	-100%
Net profit after tax reconciliation
Sold Businesses	—	15	25	-100%	-100%
ING Australia	7	(7)	—	large	n/a
	7	8	25	-13%	-72%

ING Australia

	6 months to Mar 03	5 months to Sep 02	Annualised Movt Mar 03 v. Sep 02
	$M	$M	%
Funds management income	190	183	-13%
Risk income	76	58	9%
	266	241	-8%
Costs (excl goodwill on purchase of ANZ business)	(207)	(188)	-8%
	59	53	-7%
Capital investment earnings	24	(6)	large
Net income	83	47	47%
Income tax expense	—	(5)	-100%
Profit after tax	83	42	65%

ANZ share
ANZ share of INGA earnings @ 49%	41	20	71%
Notional goodwill	(22)	(18)	2%
ANZ equity accounted profits	19	2	large
ANZ capital hedges	2	5	-67%
Net funding cost	(14)	(14)	-16%
Net return to ANZ	7	(7)	large

On 23 April, the Board of ING Australia announced the appointment of Paul Bedbrook as Chief Executive Officer of INGA, effective 1 July 2003.  John Wylie will take up an Asian regional management role for ING Group.

Comparison with 5 months to September 2002

Funds management income decreased by 13% (annualised) compared to 30 September primarily as a result of reduced net inflows to retail products and equity market devaluation.  This result reflects a better outcome than the market generally, which experienced a significant reduction in retail inflows to the industry over the same period.  Based on ASSIRT information, net retail inflows to the industry decreased by 49% in the December 2002 quarter compared to the September 2002 quarter.

The launch of ING OneAnswer and other retail products was successful in the half year, generating strong inflows and helped underpin INGA’s #4 position in Retail FUM as at December 2002.  INGA was #1 in Retail funds flow for December 2002 quarter as measured by ASSIRT on the back of strong V2 Plus flows.  In this context, the sales and funds under management result for the half was satisfactory.

Revenues from the Risk business have been better than expected reflecting a number of initiatives to improve new premium inflows and the efficiency of this business.  In particular, continued strong new business premiums and improved efficiency in claims management have been the major contributors to this result.

Costs reduced compared to September 2002 reflecting the early benefits of successful integration.  At the time of the launch of INGA, cost synergy benefits were estimated to be 10% to 15% of the combined cost base by 2004.  Initiatives are now completed to deliver cost reductions at the higher end of the estimated cost reduction range.  Up to 31 December, the planned costs of integration exceeded the cost synergies delivered.  From 1 January 2003 the benefits of integration synergies will be reflected in INGA’s cost base.

Capital investment earnings were significantly enhanced compared to September 2002 due to a modest improvement in equity markets and reflecting the relatively conservative investment of shareholders capital by INGA.

The result for the half year to March 2003 also benefited from a one-off tax credit recorded following changed treatment of the assessability of certain fees and charges derived by the life companies in the current and prior periods.

Funds under management marginally decreased over the half year reflecting relatively strong inflows, particularly for ING OneAnswer and other retail products offset by outflows driven by negative investor sentiment, low equity market returns and specific wholesale outflows.  However the result is pleasing given the marked reduction in inflows to the industry over the period.

Key retail products and platforms recorded positive net inflows for the half.  This result supports INGA’s objective of focusing growth on key retail platforms.  The mezzanine and wholesale products are generally more volatile and reflect specific individual outflows.

Achievements and outlook

•           INGA integration – 97% of integration milestones are complete with no significant issues outstanding, and with business as usual maintained and system connectivity and relocation of personnel achieved.  Headcount reduction of 250 was achieved in line with original expectations with ING and ANZ teams merged.  Integration costs were below expectations.

•           Product enhancements – all major products were reviewed and relaunched to underpin improved capability and future revenue growth.

•           Culture – organisation wide initiatives continue to create a ‘Fast, Focused, Open’ culture.

•           Outlook – the business outlook is for continued subdued investor sentiment likely in this period of continued global uncertainty.

•           Focus – in the next period the following key initiatives will be driven – continued efficiency focus, product rationalisation, launch of the ANZ version of OneAnswer product, funds under management retention, insurance sales initiatives in ANZ Branch network and improved planner productivity.

Valuation of Investment in INGA

ANZ engaged Ernst & Young ABC Pty Ltd (EY ABC) to provide an independent valuation of INGA.  The valuation is a stand alone market based assessment of economic value, and excludes ANZ specific synergies and hedging arrangements.  The valuation is at 31 December 2002, and in the opinion of EY ABC there has been no material net movement in the value in the period to 31 March 2003.

The valuation uses a discounted cash flow approach, with allowance for the cost of capital.

The base valuation provided by EY ABC has been presented as a range from $3.30 billion to $3.69 billion, which gives a range of $1.62 billion to $1.81 billion for ANZ’s 49% share and excludes the value of synergies which accrue to the ANZ network.  ANZ’s carrying value at 31 March 2003 is $1.61 billion.  Accordingly, the directors do not recommend any change to the carrying amount of INGA.

Valuation of Investment in INGA

The following table shows the components of the independent valuation performed.

	Low Value	High Value
	$B	$B
Net Worth	0.36	0.36
Value of In-Force Business	1.68	1.73
Embedded Value	2.04	2.09
Value of Future New Business	1.27	1.60
Total Value	3.30	3.69

Note:      For some of the smaller entities of INGA, separate figures for the value of in-force and the value of future new business have not been determined and the total value for these entities has been included in the value of in-force.  Also, figures in the above table may not appear to add correctly due to rounding.

Carrying Value in ANZ Group Accounts

$M

Valuation

$M

•           At inception, the sum of the value ascribed to the entities contributed to INGA was $3.75 billion.  ANZ’s 49% share equalled $1.84 billion.  ANZ’s carrying value of $1.59 billion arises after deduction of the profit associated with the 49% of ANZ entities that in substance were not sold.

•           The value of INGA was expected to increase by approximately $720 million ($360 million impact on ANZ’s share).  The additional value was expected to arise mainly from the distribution of ING products through ANZ channels, and through cost savings.  In addition, ANZ was expected to gain value from synergies created within ANZ and these have not been reflected in the valuation.

•           Based on the additional value expected to be created in INGA, we could have expected the value to ANZ to now be around $2.2 billion.  However, offsetting the creation of extra value has been a significant overall decline in the value of all funds management and life insurance businesses domestically and internationally.  The loss in value has been less than the expected value created, plus the non-recognised profit.  Accordingly no write down is required.

Key Assumptions

The valuation was based on a discounted cash flow approach comprising the present value of estimated future distributable profits after corporate tax, together with (in Australia only) the present value of 70% of the attaching imputation credits.

The assumptions underlying the cash flow projections were generally based on a long term view, together with an assessment of the current market environment.

The following gross of tax risk discount rates were used:

• Australian life insurance businesses	10.75%	p.a.
• Australian funds management businesses	11.75%	p.a.
• New Zealand businesses	13.00%	p.a.

These, along with other economic assumptions, including future investment earnings, have been derived on a consistent basis using the Capital Asset Pricing Model.

The value of future new business was based on a projection of 20 years of future new business allowing for anticipated new business sales volumes and growth, together with an allowance for future margin squeeze.

Other business assumptions have been set relative to the experience of the business and the industry as well as management business plans.  Some allowance has been made for near term cost savings based on management forecasts.

The range of values determined by EY ABC represent a range of reasonable sales and cost base assumptions.

ASIA PACIFIC Bob Lyon

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions that are included in the geographic results for Asia

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	59	61	58	-3%	2%
Other external operating income	99	78	67	27%	48%
Net inter business unit fees	—	—	—	n/a	n/a
Operating income	158	139	125	14%	26%
External operating expenses	(51)	(50)	(45)	2%	13%
Net inter business unit expenses	(17)	(15)	(14)	13%	21%
Operating expenses	(68)	(65)	(59)	5%	15%
Profit before debt provision	90	74	66	22%	36%
Provision for doubtful debts	(5)	(5)	(5)	—	—
Profit before income tax	85	69	61	23%	39%
Income tax expense and outside equity interests	(18)	(18)	(16)	—	13%
Net profit attributable to members of the Company	67	51	45	31%	49%

Operating expenses(1) to operating income	41.8%	45.3%	46.4%	-8%	-10%
Net specific provisions	1	(5)	—	large	n/a
Net non-accrual loans	12	11	14	9%	-14%
Total employees	1,562	1,558	1,578	0%	-1%

(1)       Operating expenses $66 million (Sep 2002: $63 million; Mar 2002: $58 million) excludes goodwill amortisation $2 million (Sep 2002: $2 million; Mar 2002: $1 million).  Excluding goodwill amortisation decreases the ratio to operating income 1.2% (Sep 2002: 1.5%; Mar 2002: 0.8%)

Comparison with September 2002 half

Profit after tax increased 31%.  Significant factors affecting the result were:

•                  Net interest reduced 3%.  Margins in PNG have reduced significantly as a result of competitive pressure following the rationalisation of the number of banks and increased regulatory pressure.  This and an appreciation in the AUD has offset the impact of volume growth.

•                  External operating income has increased 27%.  A one-off profit on the sale of bonds by PT Panin has increased equity accounted income by $16 million.  Total profit from PT Panin was $29 million up from $17 million in the September half.  FX earnings increased with volatility in Pacific and Asian currency markets combined with ANZ’s strong market position.  Fee revenue has increased with the standardisation of fees following a review of fee structures.

•                  External operating expenses increased 2% following a review of the technology support required for the Pacific and Asia businesses.

•                  Income tax expense was flat, despite a 23% increase in profit before tax as the bond profits in PT Panin are equity accounted on an after tax basis.

Comparison with March 2002 half

Profit after tax increased 49%.  Increased equity accounted revenue, higher foreign exchange earnings and volume growth have offset a margin contraction and the impact of an appreciation in the AUD.  Operating expenses have increased reflecting the impact on costs of the acquisition of the Bank of Hawaii businesses and an increased investment in electronic banking and our technology infrastructure.

Our business

•                  ANZ is a clear banking leader in the South Pacific, being number 1 or 2 in the 10 countries in which we operate.

•                  We service both consumer and business customers, and leverage operational expertise from the broader ANZ group.

•                  In addition to traditional banking services, we offer foreign exchange services, which benefit from exchange volatility and tourism.

•                  We equity account 29% of the profits of PT Panin due to our equity investment in this bank.  In the last half, PT Panin achieved a one-off gain due to early realisation of a bond product increasing our share of profit by $16 million.

•                  We also manage ANZ’s consumer banking business in Asia which comprises around 10% of our profit, and grew by 13% in the previous half.

External considerations

•                  Papua New Guinea and Fiji together comprise 35% of our profit.

•                  Fiji is expecting GDP growth of 5.7% for 2003 from increased tourism, partially due to the South Pacific Games to be held in June.

•                  The PNG economy is looking fragile with many prospects running off and little new investment on the horizon.  In addition, competitive pressures have increased following the recent merger of PNGBC/Bank of South Pacific which has further dampened the earnings outlook.

•                  Our foreign exchange earnings continues to benefit from currency volatility.  For example, the PNG kina devalued by 10% in early 2003.

Executing our strategy

•                  Bank of Hawaii businesses in Vanuatu, Fiji and Papua New Guinea.  Synergies following the 2002 acquisition of these operations have now been extracted, with cost savings in line with expectations.

•                  Quest.  A 100% owned subsidiary company, Quest, was established in Fiji in November 2002 to centralise operational support functions.  Quest provides low cost support for our business as well as enabling the insourcing of other Pacific banks processing.  Cost savings to date have been utilised to expand our service proposition.

•                  Operating business model.  We have completed a review of our business model and refined it in Samoa to focus on quality, efficiency and improved customer service. This model will be aggressively installed in all other Pacific sites over the next 12 months.

•                  Industry alliances.  We have secured unique alliances with a number of key leading industry players in the Pacific Region over the last 12 months.  For example, we offer a mobile phone top-up arrangement through the ATM network in Fiji with Vodafone.

•                  Our staff.  We focus on developing the skills and capabilities of our national staff, enabling them to have a significant role in the leadership of their country.

TREASURY Peter Prasser (Acting Group Treasurer)

The banker to all ANZ businesses. Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	81	101	98	-20%	-17%
Other external operating income	—	(4)	4	-100%	-100%
Net inter business unit fees	—	—	—	n/a	n/a
Operating income	81	97	102	-16%	-21%
External operating expenses	(7)	(7)	(8)	—	-13%
Net inter business unit expenses	(3)	(3)	(3)	—	—
Operating expenses	(10)	(10)	(11)	—	-9%
Profit before debt provision	71	87	91	-18%	-22%
Provision for doubtful debts	—	—	—	n/a	n/a
Profit before income tax	71	87	91	-18%	-22%
Income tax expense and outside equity interests	(22)	(26)	(28)	-15%	-21%
Net profit attributable to members of the Company	49	61	63	-20%	-22%
Total employees	43	46	45	-7%	-4%

Comparison with September 2002 half

•                  Net profit in the first half of 2003 was down on prior periods, falling $12 million (20% decrease on the previous half).  This was a function of ageing within the existing portfolio and global market uncertainty, leading to flat yield curves, limiting the opportunity for investment in term assets.

•                  The RBA & RBNZ moved to a tightening bias in mid 2002.  Expectations of further cash rate increases towards the end of the financial year added slightly to the cost of funding term assets.  However this impact on earnings was somewhat offset by the Federal Reserve’s decision to cut its cash rate by 0.50% in early November 2002.

•                  Looking ahead to 2004, the continued uncertainty of the state of the global economy, potential adverse impacts from the war in Iraq and continued flat yield curves are expected to favour reductions in the duration of assets.  Group Treasury’s priority is to ensure that the balance sheet is structured to take account of various economic scenarios so as to ensure earnings stability for the Group.

Comparison with March 2002 half

The March 2002 half benefited from higher levels of risk and an easing interest rate environment.  By comparison, income for the half to March 2003 declined due to lower levels of risk, the runoff of higher yielding assets within the portfolio, plus limited opportunities to increase the duration of assets due to historically low interest rates.

Economic environment

The absolute level of interest rates, shape of yield curves and liquidity affect Group Treasury’s operations.  Geopolitical risks and the Iraq conflict have dominated financial markets leading to business and consumer uncertainty and a dampening effect on global markets.  This has resulted in lower interest rates and yield curves around the world flattening (the spread between the AUD three year rate and 90 day rate was negative by up to 21 basis points during the period).  Whilst this has adversely impacted Treasury’s result through lower margins on term assets, it has benefited the Group’s funding activities due to increased liquidity as investors moved towards risk averse investments.

Credit spreads for AA rated financials have remained stable to slightly improved.  Significant offshore AUD debt issuance, predominantly AUD Uridashi (Japanese retail market) flows have dramatically reduced the basis swap margin to convert foreign currency proceeds to AUD, resulting in a lower cost of funds for debt issued offshore.

Our business

Capital Management

Our principal target ratio for capital management is Adjusted Common Equity divided by Risk Weighted Assets. The current target for ACE/RWA is 5.25%-5.75%.  This is set by the Board and management who consider:

•                  Business conditions and risk

•                  Compliance with prudential standards

•                  Strategic flexibility

•                  Requirements to support our AA credit status

•                  Costs of alternate capital structures

Wholesale Funding

Term wholesale funding of $20 billion is managed within Board approved metrics which are designed to achieve:

•                  Diversification of funding sources as to geography, investor class and maturity profile

•                  Minimisation of overall funding cost, balanced against operational, structural and strategic imperatives

In the first half, we raised over $5 billion of debt (including $1.8 billion subordinated debt) achieving a weighted average term to maturity of 4.2 years.

Liquidity Management

The liquidity position is continually assessed against internal metrics, designed in consultation with APRA, encompassing requirements in both normal and extreme business conditions.  To support this ANZ maintains an $8.5 billion portfolio of high quality, diversified, highly liquid securities in a number of major currencies to support payment obligations and contingent funding in the event of a market disruption.

Non-traded interest rate risk

Non-traded interest rate risk arises principally from the mismatch in repricing terms of interest bearing assets and liabilities, and the investment of capital and other non-interest bearing items.  This interest rate exposure must be managed to enhance net interest income and, ultimately, shareholder value.

Interest rate exposures must be managed within clearly prescribed parameters from the Board, which limit both earnings at risk over the next 12 months and the variation in the balance sheet’s overall fair value.

Earnings from non-traded interest rate risk were weaker in the half, reflecting reduced market volatility and an inverse yield curve out to 3-4 years.  We expect these factors to continue during the second half.

GROUP CENTRE

David Boyles	Shane Freeman	Peter Hawkins	Mark Lawrence	Peter Marriott

•	Group People Capital	•	Group Strategic Development
•	Group Risk Management	•	CFO Units
•	Call Centre	•	Operations, Technology & Shared Services

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net interest income	76	57	24	33%	large
Other external operating income	37	47	46	-21%	-20%
Net inter business unit fees	38	35	35	9%	9%
Operating income	151	139	105	9%	44%
External operating expenses	(426)	(392)	(392)	9%	9%
Net inter business unit expenses	331	298	292	11%	13%
Operating expenses	(95)	(94)	(100)	1%	-5%
Profit before debt provision	56	45	5	24%	large
Provision for doubtful debts	(53)	(53)	(32)	—	66%
Profit before income tax	3	(8)	(27)	large	large
Income tax expense and outside equity interests	—	(2)	12	-100%	-100%
Net profit attributable to members of the Company	3	(10)	(15)	large	large
Total employees	4,970	5,266	5,150	-6%	-3%

Comparison with September 2002 half

The result for the Group Centre was a profit of $3 million compared with a loss of $10 million in the September half-year.  Significant influences on the result were:

•                  In February 2003, the ANZ’s dispute with the Australian Taxation Office relating to equity products was settled.

•                  The continued strengthening of the AUD over the half resulted in gains on contracts put in place to hedge offshore earnings.  These hedges are mainly over interest income.  Interest income also increased from earnings on central capital.

•                  ANZ wrote down its investment in E*Trade by $6 million to market value; write downs of $24 million after tax in the value of our investment in Proponix were taken against a provision that was recognised in prior periods.

•                  External operating expenses increased by 8% largely as a result of an increased technology spend.  These costs are on-charged to business units through the Net inter business unit expense line.

•                  Provision for doubtful debts principally represents a special provision reflecting the unexpected rate of default in the offshore (particularly US and Europe) lending portfolios.  This has remained relatively constant and will be revisited once offshore defaults stabilise.

Comparison with March 2002 half

The profit of $3 million reported an increase of $18 million from the prior comparative half.  Increased operating income resulted from increased interest on capital repatriated from Tokyo and gains on foreign currency earnings hedges.  This was partly offset by an increase in the provision for doubtful debts in recognition of the uncertain economic outlook in international markets.

Group Risk Management

•                  Our largest corporate exposures were further managed down over the half.

•                  ANZ’s level of corporate defaults was significantly down over the half compared to the 2002 year.

•                  Over the last half year Group Risk has been active in managing and monitoring the Group’s risks in an uncertain and changing global environment.  Group Risk continues to embed a strong risk culture across the Group and is an integral component of ANZ strategic decision making.

Operations, Technology and Shared Services (OTSS)

•                  Completed the deployment of Windows 2000 software to all desktops throughout Australia, New Zealand and the Pacific.

•                  ANZ’s information technology subsidiary in India achieved world class accreditation for its software development capability (CMM Level 5).

•                  Completed a commercial arrangement with SecureNet for the hosting of Public Key Infrastructure services.

•                  Successfully participated in the launch of the Continuous Linked Settlement (CLS) system which has enhanced the global foreign exchange markets.

•                  Voucher imaging processing, which was introduced in Australia last year to facilitate faster response to customer enquiries and internal efficiency, was implemented in New Zealand.

•                  Delivered major new projects for corporate banking and investment banking and a program of major upgrades to the retail core systems is progressing.  The November 2002 component of this program had significant settling-in issues, which were addressed.

•                  OTSS continues to ensure its technology infrastructure is robust, secure, flexible and cost effective, with productivity improving.

People Capital

•                  ANZ’s staff survey results continue to be very positive with 78% of staff indicating satisfaction with the organisation, despite a more difficult operating climate than six months ago.

•                  Specific focus has been directed to creating broader career development opportunities for staff outside the boundaries of their normal work environment.  One such initiative has been the introduction of the ANZ “Opportunities Bank” designed as an on-line job posting facility for short-term development opportunities.

•                  A leadership assessment and development program has been established and is designed to surface emerging leaders in the organisation judged as having senior executive potential.

Cultural Transformation

•                  Breakout events/programs have now been experienced by over 10,000 ANZ staff.  The next wave of the Breakout Transformational experience is now being established - Inspiring Leaders is currently being run through ANZ Senior Management.

•                  Results of Performance Ethic and Barretts surveys show that ANZ is making progress in relation to our values.

•                  One of the highest profile Breakout Charters is an initiative on Sustainability which has begun to explore the bank’s societal purpose beyond shareholder value.

•                  Moving from Breakout as an ‘event’ to ‘a way of life’ continues to be a focus - embedding Breakout into the way we operate has been facilitated by a range of consulting, relationship management and Breakout Champion interventions with Business Units.

CFO Units

•                  ANZ has received several awards for our level of disclosure, transparency, integrity and openness.

•                  CFO Units have been key in developing a strong performance culture throughout the organisation and putting into place the necessary financial management framework to ensure that the specialist business unit model operates effectively.

•                  Our capital management is effective and clearly articulated.

•                  Settlement of a material dispute with the Australian Tax Office removes a large uncertainty.

•                  The legal function has effectively achieved a professional legal services function and a close alignment with the business unit.

Group Strategy

•                  We have continued to pursue the Group’s organic growth strategy across all of the Group’s business in Australia and New Zealand.  Internationally, we have played a leading role in furthering the creation of a number of consumer focussed business partnerships in Asia.  These include the Memorandum of Understanding in relation to credit cards with Metrobank in the Philippines and the recently announced Co-operation Agreement with the Shanghai Rural Credit Co-operative Union.

Geographic Segment Performance

includes significant transactions

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit attributable to members of the Company
Australia	804	934	774	-14%	4%
New Zealand	172	188	142	-9%	21%
UK / USA and Other	72	63	61	14%	18%
Asia	60	56	45	7%	33%
Pacific	33	31	28	6%	18%
	1,141	1,272	1,050	-10%	9%

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
External assets
Australia	142,547	135,050	131,655	6%	8%
New Zealand	26,037	23,799	22,540	9%	16%
UK / USA and Other	13,417	15,337	14,236	-13%	-6%
Asia	6,941	7,368	6,600	-6%	5%
Pacific	1,576	1,551	1,558	2%	1%
	190,518	183,105	176,589	4%	8%

Risk weighted assets
Australia	110,001	104,537	98,894	5%	11%
New Zealand	18,758	15,867	14,936	18%	26%
UK / USA and Other	13,442	14,547	14,971	-8%	-10%
Asia	5,161	5,340	5,512	-3%	-6%
Pacific	1,241	1,099	1,105	13%	12%
	148,603	141,390	135,418	5%	10%

Geographic Segment – Australia

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Net interest income	1,584	1,530	1,477	4%	7%
Fee income	711	780	742	-9%	-4%
Other operating income	215	337	294	-36%	-27%
Operating income	2,510	2,647	2,513	-5%	-0%
Operating expenses	(1,160)	(1,141)	(917)	2%	26%
Profit before debt provision	1,350	1,506	1,596	-10%	-15%
Provision for doubtful debts	(234)	(236)	(475)	-1%	-51%
Income tax expense	(312)	(336)	(347)	-7%	-10%
Net profit attributable to members of the Company	804	934	774	-14%	4%
Net interest average margin	2.77%	2.88%	2.94%	-4%	-6%
Return on risk weighted assets	1.50%	1.85%	1.57%	-19%	-4%
Operating expenses(1) to operating income	46.1%	43.0%	36.3%	7%	27%
Operating expenses(1) to average assets	1.68%	1.74%	1.40%	-4%	20%
Net specific provision	(132)	(135)	(196)	-2%	-33%
Net specific provision as a % of average net advances	0.22%	0.24%	0.36%	-8%	-39%
Net non-accrual loans	286	315	367	-9%	-22%
Net non-accrual loans as a % of net advances	0.23%	0.27%	0.33%	-15%	-30%
Total employees	15,894	15,879	16,121	—	-1%
Lending growth	6.5%	5.8%	2.7%	n/a	n/a
External assets	142,547	135,050	131,655	6%	8%
Risk weighted assets	110,001	104,537	98,894	5%	11%

(1)       Operating expenses $1,156 million (Sep 2002: $1,137 million; Mar 2002: $913 million) excludes goodwill amortisation $4 million (Sep 2002: $4 million; Mar 2002: $4 million).  Excluding goodwill amortisation decreases the ratio to operating income 0.1% (Sep 2002: 0.1%; Mar 2002: 0.2%) and average assets 0.01% (Sep 2002: 0.01%; Mar 2002: 0.01%)

The Australian results have been impacted by three significant transactions:

•                  Sale of ANZ’s Funds Management businesses to INGA, $138 million profit after tax, (Sep 2002 half).

•                  Settlement of litigation with India’s National Housing Bank, $159 million profit after tax, (Mar 2002 half).

•                  Special increase in the general provision, $175 million cost after tax, (Mar 2002 half).

Comparison with September 2002 half

Profit after tax declined by 14%.  Excluding significant transactions underlying profit grew 1% reflecting:

•                  Net interest income increasing 4% with higher lending volumes in Mortgages, Institutional and Corporate, and higher customer deposit volumes.  These were partly offset by reduced deposit margins and Treasury earnings in a low and flat interest rate environment.

•                  Fee income declining 9% largely in Consumer Finance, due to under accrual of loyalty points ($38 million) and ongoing costs of credit card loyalty programs, and in Personal Banking with customers choosing new transaction products with simpler fee structures.

•                  Other operating income increasing mainly in Capital Markets.

•                  Operating expenses increased 2% reflecting higher staff costs and increased software amortisation as new systems became operational.

Comparison with March 2002 half

Profit after tax increased 4% (2% excluding significant transactions), with higher net interest reflecting increased margin, higher lending volumes (primarily mortgages) and higher customer deposit volumes.  Offsetting this, net return from INGA was $7 million in March 2003 compared with $25 million profit in March 2002 from the ANZ businesses sold to INGA.  Economic loss provisioning was steady, while net specific provisions and non-accrual loans reduced reflecting an improvement in the overall portfolio credit quality.

Geographic Segment – New Zealand (Greg Camm)

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Net interest income	329	304	276	8%	19%
Fee income	159	145	142	10%	12%
Other operating income	43	78	41	-45%	5%
Operating income	531	527	459	1%	16%
Operating expenses	(259)	(247)	(229)	5%	13%
Profit before debt provision	272	280	230	-3%	18%
Provision for doubtful debts	(28)	(26)	(28)	8%	—
Income tax expense	(72)	(66)	(60)	9%	20%
Net profit attributable to members of the Company	172	188	142	-9%	21%
Net interest average margin	2.84%	2.90%	2.74%	-2%	4%
Return on risk weighted assets	1.96%	2.42%	1.93%	-19%	2%
Operating expenses(1) to operating income	48.2%	46.1%	49.0%	5%	-2%
Operating expenses(1) to average assets	2.02%	2.08%	2.06%	-3%	-2%
Net specific provision	(10)	(18)	(13)	-44%	-23%
Net specific provision as a % of average net advances	0.10%	0.19%	0.15%	-47%	-33%
Net non-accrual loans	22	17	17	29%	29%
Net non-accrual loans as a % of net advances	0.10%	0.09%	0.09%	11%	11%
Total employees	3,716	3,698	3,706	—	0%
Lending growth (including FX impact)	12.4%	3.3%	0.9%	n/a	n/a
Lending growth (excluding FX impact)	5.8%	-1.3%	7.2%	n/a	n/a
External assets	26,037	23,799	22,540	9%	16%
Risk weighted assets	18,758	15,867	14,936	18%	26%

(1)       Operating expenses $256 million (Sep 2002: $243 million; Mar 2002: $225 million) excludes goodwill amortisation $3 million (Sep 2002: $4 million; Mar 2002: $4 million).  Excluding goodwill amortisation decreases the ratio to operating income 0.6% (Sep 2002: 0.8%; Mar 2002: 0.9%) and average assets 0.02% (Sep 2002: 0.03%; Mar 2002: 0.04%)

Comparison with September 2002 half

Underlying profit growth for the half was 3% after adjusting for the one off gain from the sale, in the preceding half, of the funds management business to the INGA ($32 million); and for the appreciation of the New Zealand dollar.  The main features (excluding the impact of exchange rates) were:

•                  Net interest income increased 1%, from growth in deposits and modest lending growth in the Institutional Banking, Small and Medium Business, and Consumer Finance businesses.  Following a decline in the preceding half, Mortgage volumes recorded modest gains.  Lower net interest income from Group Treasury driven by maturing high yielding assets and lower risk levels taken with a flat yield curve caused overall margins to fall and offset the volume increases.

•                  Fee Income grew 3%, primarily derived from corporate financing activities.  Fees in personal banking were flat, with higher volume related fees from an expanded ATM network being offset by lower transaction fees.

•                  Other income declined due to the inclusion in the September 2002 half of the gain on sale of funds management businesses to INGA.

•                  Operating expenses declined 2% with the cost of an increased investment in the branch network, as part of the Restoring Customer Faith initiative being largely absorbed by savings in other costs.

Comparison with March 2002 half

Profit after tax grew 21% due largely to the appreciation of the New Zealand dollar.  Excluding the exchange rate impact profit grew 9% as a result of a 7% growth in net interest income on higher lending and deposit volumes.  Fee income was flat with volume related increases offset by lower transaction fees.  Operating expenses were contained to the levels of the March 2002 half.

Geographic Segment – UK / USA and Other

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Net interest income	118	104	100	13%	18%
Fee income	67	84	76	-20%	-12%
Other operating income	20	20	5	—	large
Operating income	205	208	181	-1%	13%
Operating expenses	(72)	(80)	(80)	-10%	-10%
Profit before debt provision	133	128	101	4%	32%
Provision for doubtful debts	(25)	(33)	(30)	-24%	-17%
Income tax expense	(35)	(32)	(10)	9%	large
Outside equity interests	(1)	—	—	n/a	n/a
Net profit attributable to members of the Company	72	63	61	14%	18%
Operating expenses to operating income	35.1%	38.5%	44.2%	-9%	-21%
Net specific provision	(100)	(204)	(153)	-51%	-35%
Net non-accrual loans	261	246	379	6%	-31%
Total employees	807	853	837	-5%	-4%

Comparison with September 2002 half

Profit after tax increased by 14%.  Excluding the impact of the significant appreciation in the AUD profit after tax increased 16%.  Features of the first half excluding exchange rate impacts include:

•                  Net interest income increased 15% due mainly to higher earnings on capital injected into London and the acquisition and subsequent syndication of high yielding structured assets in the US.

•                  Fee income reduced 19% largely due to lower structured finance activity reflecting general market conditions and an increased time to bring mandated deals to financial close.

•                  Operating expenses declined 9% reflecting a reduction in the number of technology contractors in South Asia and lower profit based incentive payments.

•                  Net specific provisions exceeded doubtful debt provision, however reduced from the September 2002 half which included provisioning for the Marconi exposure.  Net non-accrual loans increased with a small number of previously identified high risk accounts deteriorating to non-accrual status.  Power exposures were again the principal source of the net specific provisions along with the $27 million relating to finalisation of the credit indemnity given to Standard Chartered as part of the Grindlays sale.  Provisions for doubtful debts charge reduced with lower volumes, some portfolio improvement and the absence of a hedging cost component in the second half of 2002.

Comparison with March 2002 half

Profit after tax increased 18% (23% excluding foreign currency movements) largely driven by higher net interest income from structured finance activities in the United States, improved structured finance trading income and higher foreign exchange earnings in the United Kingdom.  Net specific provisions declined with the March 2002 half including a small number of large provisions, notably Enron.

Geographic Segment – Asia John Winders

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Net interest income	60	65	66	-8%	-9%
Fee income	30	27	34	11%	-12%
Other operating income	49	39	30	26%	63%
Operating income	139	131	130	6%	7%
Operating expenses	(56)	(56)	(58)	—	-3%
Profit before debt provision	83	75	72	11%	15%
Provision for doubtful debts	(11)	(9)	(13)	22%	-15%
Income tax expense	(11)	(9)	(12)	22%	-8%
Outside equity interests	(1)	(1)	(2)	—	-50%
Net profit attributable to members of the Company	60	56	45	7%	33%
Operating expenses(1) to operating income	39.6%	42.0%	43.8%	-6%	-10%
Net specific provision	(13)	1	(3)	n/a	large
Net non-accrual loans	17	32	43	-47%	-60%
Total employees	628	617	619	2%	1%

(1)       Operating expenses $55 million (Sep 2002: $55 million; Mar 2002: $57 million) excludes goodwill amortisation $1 million (Sep 2002: $1 million; Mar 2002: $1 million).  Excluding goodwill amortisation decreases the ratio to operating income 0.7% (Sep 2002: 0.7%; Mar 2002: 0.8%)

Comparison with September 2002 half

The half year result of $60 million represents a 7% growth over the previous half notwithstanding difficult regional and global market conditions.  In particular, Asia’s results were influenced by:

•                  Increased equity accounted contribution from our investment in PT Panin.  The Indonesian-based bank continued to perform well with organic growth and a one-off profit of $16 million from bond sales.

•                  Improvement in fee-based income including a significant project finance transaction in Vietnam.

•                  The favourable contributions were partially offset by lower interest income reflecting further risk reduction in the corporate book and high levels of liquidity across the Asian region, bringing down margins.

•                  Tight cost control ensured that operating expenses were kept in check and cost to income ratio improved to 39.6% compared to 42.0% in the previous half.

•                  The increase in specific provisioning relates to top-up of provisioning for an existing non-accrual project loan.  Asia continues to rebalance its portfolio towards lower risk and has not had any major new non-performing loans for the last two years.

Comparison with March 2002 half

Net profit improved by 33% over the March 2002 half, largely brought about by the improvement in performance of PT Panin.  The ongoing focus on cost control and risk reduction has kept operating expenses flatlined over the last two halves and a high quality Asian credit portfolio that continues to improve.

Geographic Segment – Pacific

Bob Lyon

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Net interest income	48	50	46	-4%	4%
Fee income	23	21	20	10%	15%
Other operating income	36	30	25	20%	44%
Operating income	107	101	91	6%	18%
Operating expenses	(55)	(51)	(46)	8%	20%
Profit before debt provision	52	50	45	4%	16%
Provision for doubtful debts	(5)	(5)	(5)	—	—
Income tax expense	(14)	(14)	(12)	—	17%
Outside equity interests	—	—	—	n/a	n/a
Net profit attributable to members of the Company	33	31	28	6%	18%
Operating expenses(1) to operating income	50.5%	49.5%	49.5%	2%	2%
Net specific provision	1	(5)	—	n/a	n/a
Net non-accrual loans	12	11	14	9%	-14%
Total employees	1,434	1,434	1,454	—	-1%

(1)       Operating expenses $54 million (Sep 2002: $50 million; Mar 2002: $45 million) excludes goodwill amortisation $1 million (Sep 2002: $1 million; Mar 2002: $1 million).  Excluding goodwill amortisation decreases the ratio to operating income 1.0% (Sep 2002: 1.0%; Mar 2002: 1.0%)

Comparison with September 2002 half

Profit after tax increased 6% despite a significant appreciation in the AUD.  Excluding the exchange rate impact, profit grew by 10%.  Key influences on the result excluding the exchange rate impact include:

•                  Net interest income reduced 1% driven by declining margins in Papua New Guinea resulting from regulatory pressure and increased competition following a rationalisation of the number of banks.

•                  Other operating income grew 25% largely driven by increased foreign exchange earnings with volatility in Pacific currencies combined with ANZ’s strong market position, while fee revenue increased with a standardisation of fees following a review of fee structures.

•                  Expenses grew 11% following a review of the technology support required for Pacific businesses.

Comparison with March 2002 half

Profit after tax increased by 18%.  After adjusting for the impact of exchange rate movements, profit increased 28%.  Excluding the exchange rate impact operating income increased 27% with the full integration of the businesses acquired from the Bank of Hawaii, increased foreign exchange earnings and higher fees following an increased focus on electronic distribution and a review of fee structures across the region.  Increased expenses largely reflect the impact of the integration of the businesses acquired from the Bank of Hawaii.

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RISK MANAGEMENT

GROUP RISK Mark Lawrence

ANZ’S RISK MANAGEMENT VISION AND STRATEGY

ANZ is underpinned by an ongoing focus on risk issues and strategy at the highest levels and a comprehensive risk management framework comprising:

•      The Board, providing leadership, overseeing risk appetite and strategy and monitoring progress.

•                  A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent central team of risk professionals reporting directly to the Chief Executive Officer.

•      The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group.

•      Primary Business Unit-level accountability for management of risks in alignment with the Group’s strategy.

The various risks inherent in the operations of the Group may be broadly grouped together under the following three categories:

% of Economic Capital	Credit Risk
Group Risk Management’s responsibilities for credit risk policy and management are principally executed through two dedicated departments - Wholesale Risk and Retail Risk.

Wholesale Risk supports the Group’s Corporate, Institutional and Global Investment Banking activities, while Retail Risk services the Group’s consumer-based businesses.

All major credit decisions (and automated decision processes) for the Group’s corporate and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Market Risk

Market Risk is the risk that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives.  It is managed by a variety of different techniques with Group Risk Management setting limits to control trading positions and interest rate risk up to a Board authorised total.

Operating Risk

Operating risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Group Risk Management is responsible for establishing Group policy; for the measurement, monitoring and reporting of operational risk across the Group; for providing leadership in the overall development of ANZ’s operational risk capability and specialists in key risk areas.

Each business unit has its own operating risk management function responsible for the performance of operating risk in the business.

Other

There are a number of other risks, which are not classified as either Market, Credit or Operating Risk which ANZ holds economic capital for.  These include, but are not limited to, items such as investment risk and fixed asset risk.

Key risk issues for the Group are:

•     Offshore Exposures

This half year has continued to exhibit a significant degree of uncertainty in the global economic environment.  The hostilities in Iraq and on-going concerns in the US have negatively impacted upon the global credit environment.  This continued uncertainty has heightened the need for risk vigilance and closely managing the risks within our portfolios.  In this regard it has been pleasing to see the reduced levels of default and loss within our portfolio this half year, compared to the September 2002 year.

Two sectors of continuing special focus for the Group remain Power (US power particularly) and Telecommunications.

•      US Power – total committed limits currently comprise $2.0 billion of which $1.2 billion comprises actual drawn exposures.

•      Offshore Telecommunications - total committed limits currently comprise $1.7 billion of which $1.0 billion comprises actual drawn exposures.

It should be noted that whilst we had some significant defaults in project and corporate lending to these sectors in 2002, ANZ has strong asset writing guidelines in place to ensure we pursue only top quality infrastructure related projects and that a diversified portfolio mix is maintained.  These include:

•      Focus on secured well-structured project finance transactions.

•      Loan covenants and controls that keep a tight reign on a project’s financial and operating integrity.

•      Avoid deals with any exposure to significant merchant/market risk in the mix.

•     Global Economic uncertainty created from the Iraq war

During late 2002 and early 2003 there was significant uncertainty in the global markets and particularly in oil prices which led to a large increase in the per barrel price in early 2003.  The start of the Iraq war in mid March coincided with USD barrel prices coming back down to more manageable levels.  With the war now largely over and Iraqi oil fields substantially intact, markets have settled down with more certainty now evident.  Assuming there are no further hostilities in the Middle East we expect minimal impact upon our portfolios.

•     Drought

The impact of continuing drought in many rural locations is being closely monitored by our specialist agricultural divisions.  The drought impact on our portfolios has so far been minimal, which is a factor of: our relatively small market presence in rural NSW & QLD, excellent seasons in the lead up to the drought and consistent conservative lending practices.  ANZ recognises that drought is an inherent factor of Australian agriculture and is committed to supporting our affected farming and business customers, who over the long term have viable operations.

•     Residential Property

A softening in the Australian housing market is expected as we consider it to be moderately oversupplied, fuelled in part by unrealistic expectations of rapid appreciation in the investment market.  Evidence of increasing rental vacancies, reducing yields and declining building approvals, indicates this softening may already have begun.  A significant market correction is not considered likely, as we believe the rapid asset appreciation is primarily the result of a one-off structural shift from an economy of high and variable inflation and interest rates, to one of low stable inflation and interest rates.  As monetary policy remains consistent and unemployment close to record lows, we regard the risk of a significant market collapse as low.  Notwithstanding, pockets of risk exist within specific locations and markets, including some outer suburban development belts and close to city apartment developments.  These risks continue to be monitored closely, and where necessary, policies have been implemented to mitigate them.

•    Large Single Name Exposure Risk

Over the last 2 years ANZ has experienced increased credit losses primarily driven by large single name losses as a result of the “fallen angels” phenomenon, where a few large investment grade exposures rapidly became non accrual assets.  ANZ has maintained its focus on managing down its large exposure risks and over the last 6 months has further reduced portfolio concentrations.  Over this time we have also experienced a significantly lower level of corporate defaults and losses when compared to the 2002 year.

One measure of the concentration of large exposures in the Group’s portfolio is the aggregate of the 10 largest committed corporate exposures as a percentage of adjusted common equity (ACE).  This ratio has declined significantly over the past 18 months.

Key Risk Enhancements:

•     Credit Derivatives

Credit derivative activity over the half has continued to be modest, with close ongoing monitoring by the Market Risk team.  Credit derivatives are being used as an efficient mechanism for reducing large exposures and diversifying the risk in lending portfolios.  A comprehensive policy framework of strong controls exists around these activities, including restricting the sale of credit derivatives (undertaken to reshape the portfolio “mix”) to Australian and New Zealand names that meet specific investment grade and other specific criteria.

Credit Default Swap positions

A$M	Bought	Sold	Net
Portfolio Management	863	(252)	611

Matched Trades	1,557	(1,557)	0
Outright Positions	752	(332)	420
Trading Book	2,309	(1,889)	420

Total CDS	3,172	(2,141)	1,031

New activity continues to be related to active portfolio management of the Group’s overall Banking Book, and the undertaking of trades that are quickly matched off into the market.  This trading continues to be bound by the usual market risk controls such as VaR limits, term limitations, asset quality requirements, and daily revaluation of all positions independently performed by Market Risk.

In addition to direct use of credit derivatives for Portfolio Management and Trading Book purposes, as reflected in the above table, ANZ holds investments in three structured transactions.  Each of these investments is in the amount of USD250 million, where ANZ has indirect exposure to a sold  “First-to-Default” basket of credit derivatives in the amount of USD500 million, with a first-loss limit of USD250 million.  The underlying exposures are to a highly diversified group of 73 names, with no individual exposure in excess of USD40 million.  As with credit derivative activity associated with Portfolio Management and the Trading Book, these exposures are independently monitored by Group Risk Management, with key trigger points established to proactively manage the risk.  To date, credit protection totaling USD93 million has been purchased as a hedge against seven of the underlying names.

•     Reduced limits

To further reduce risk in the Group’s credit portfolio, Single Customer Concentration Limits (SCCL’s) have been reduced and increased granularity applied to ensure the portfolio mix is maintained within the Group’s risk appetite.  This includes reduced limits applied to facilities domiciled outside Australia and New Zealand and those that are unsecured.

•     Technology and Business Continuity

In light of ongoing security issues arising from the heightened incidence of global terrorism, our business continuity and crisis management capabilities have been reviewed, tested and, where necessary, strengthened as new threats emerge. Special precautions have been put in place in response to the war in Iraq and the Severe Acute Respiratory Syndrome (SARS) virus.

New and enhanced standards, tools and monitoring are being put in place to ensure ANZ provides a secure and reliable information technology capability for our customers, with an Information Security Executive Committee to drive continuous improvement in that area.

Our focus on project and change-management risks has been strengthened.  The Group has a substantial portfolio of projects and other change initiatives.  These projects and initiatives continue to receive extensive Executive Management focus and are subject to a variety of enhanced risk management disciplines and controls.

•     Further Operational Risk Enhancements

Considerable focus continues to be placed on regulatory compliance across the Group.  Areas of particular focus include the prevention of money laundering and financing of terrorism, compliance with the updated Code of Banking Practice and preparation for the Implementation of the Financial Services Reform Act.

Basel II

•                The common framework for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements, and a new framework has been developed over the past four years that is commonly known as “Basel II”.  A key objective of Basel II is to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile.  In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.

•                Preparation for the implementation of the new Accord has been and continues to be an area of significant focus and activity across the ANZ Group

•                A major innovation of the new Accord is that Basel II allows banks of varying sophistication in their risk management practices to enter the new regulatory capital framework at one of three levels, with incentives embedded (by way of reduced regulatory capital requirements) to attract banks with more sophisticated risk measurement and management approaches to reach the more advanced levels.  Banks will need to choose their approach and be accredited at a level of compliance in each of credit and operational risk.  Market risk will remain largely unchanged from the current Accord, following its revision in 1996.

•                ANZ has completed an evaluation of the work effort required and high level cost estimates of complying with the requirements of the new Accord.  At this time ANZ intends pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage.  It has projects underway to address all of the necessary requirements for accreditation at the most advanced levels for both areas under Basel II.  Indeed, certain requirements, such as a credit risk rating system that measures default probabilities and likely losses in the event of default, and a framework for operation risk measurement and capital allocation, are already in place.

•                Basel II is still being finalised, with the final version due to be released in the fourth quarter 2003.  ANZ recently took part in an international exercise to help refine the calibration of the capital functions within the new Accord.  The results indicate that under the more advanced approaches which are planned to be incorporated within Basel II, ANZ would need less regulatory capital than must be held under current rules.  Although the precise details are yet to be finalised, APRA has stated that it is likely there will be some differences in the way Basel II is implemented in Australia.

COUNTRY EXPOSURES

The exposure definitions in the following tables are consistent with the ones used by Standard & Poor’s in their assessment of regional risk published in February 1998.

Both local currency and cross border exposures are included.

Trade finance is captured at 100% of face value.

All cross border exposure is recorded on the basis of the Country where the asset is booked.

Treasury funded exposures includes predominantly bank Money Market lines and Certificates of Deposit.

Treasury unfunded exposure includes Foreign Exchange and Interest Rate contracts (forwards, options and swaps).  The exposure is calculated using a conservative “mark to market plus potential exposure” methodology.  This methodology calculates the market value of a contract and adds a factor for the potential change in value from the valuation date to maturity.  The mark to market of off balance sheet exposures is netted by counterparty where the Group holds a valid legally enforceable netting agreement with that counterparty.

Financial guarantees represents lending to entities outside of Asia (typically Australia) where there is a relationship with the parent entity through a guarantee standby letter of credit.

Term lending is split into three categories: exposure to multinationals covers lending in countries to international or global companies, frequently involving US, UK, European or Australian parents of joint venture partners, term lending in local currency which is principally franchise countries, and cross border term lending (mostly USD).

Project finance includes a mix of products and is net of Political Risk Insurance (PRI) cover provided by either a large Government Multi Lateral Agency or a large Global Private Insurance company.

Securities include traded debt instruments and are measured at assessed market value (mark to market).

Product disclosure by selected regions

As at 31 March 2003 in USD millions (net exposures)

	CROSS BORDER RISK AND LOCAL CURRENCY RISK
Countries	Trade	Treasury On Balance Sheet	Treasury Off Balance Sheet	Performance Bonds	Financial Guarantees Securing Regional Lending in Countries not detailed	Term Lending MNC’s	Term Lending XBR	Term Lending LCY	Mortgage Loans Properties Domicled in Aust/NZ	Underwriting & Project Risk	Securities Investment at Market Value	Total	Movement from Sep 02

ASIA
Brunei	1											1	1
China	601	68	21		28	3	27	100		30		878	212
Hong Kong	89		239	21	250	87	87	210	8			991	-51
Indonesia	109		2	12	1	13	25	100		44		306	17
Japan	21		141	130	27	97	26					442	-87
Laos										1		1	1
Macau			2									2	-1
Malaysia	102	16	2		6					16		142	17
Philippines	58	85	2	2		10	22	19		26		224	70
Singapore	224	29	520	74	234	86	314	38	32			1,551	177
South Korea	915		69	15	32	10	3	17		11		1,072	26
Taiwan	210		15	22	5	21	50	138				461	-12
Thailand	10		4	2			6			17		39	-9
Vietnam	62		12	1		18	21	70				184	51
Total	2,402	198	1,029	279	583	345	581	692	40	145		6,294	412

SOUTH ASIA
Bangladesh	29		37							23		89	-4
India	84	4			1		106			50	13	258	16
Nepal	1											1	1
Sri Lanka			16	2								18	1
Total	114	4	53	2	1		106			73	13	366	14

LATIN AMERICA
Argentina	1		2				11			20		34	12
Brazil	93									60		153	0
Chile	15						97			51		163	1
Colombia							4					4	-1
Mexico	29		6	3			20			110		168	6
Panama			1									1	1
Peru	1									16		17	0
Venezuela										51		51	-1
Total	139		9	3		0	132			308		591	18

MIDDLE EAST
Bahrain	8		1									9	-2
Egypt	15											15	5
Greece							5					5	-16
Iran	56									9		65	7
Israel	1		5	17	39							62	-2
Jordan	5											5	4
Kuwait	34				1							35	10
Oman			41							25		66	19
Pakistan	10		34							13		57	10
Qatar	5		22				5			5		37	15
Saudi Arabia	5			5	13					10		33	-8
U.A.E.	164						34			4		202	-45
Political Risk Insurance
First Loss(1)										40		40	0
Total	303		103	22	53		44			106		631	-3

EASTERN EUROPE
Hungary	1											1	0
Romania	4											4	4
Total	5											5	4

							Total Countries externally rated A or Better					5,738	895
												73%	8%
							Total Countries externally rated below A					2,144	-455
												27%	-8%
							Total all Countries					7,887	445

(1)      Middle East project exposure is USD408 million, however ANZ has Political Risk Insurance.  ANZ is liable for the first loss of USD40 million

FOUR YEAR SUMMARY

	Note	Mar 03	Sep 02	Mar 02	Sep 01	Mar 01	Sep 00	Mar 00	Sep 99
		$M	$M	$M	$M	$M	$M	$M	$M
Statement of Financial Performance
Net interest income		2,140	2,053	1,965	1,954	1,879	1,929	1,872	1,839
Other operating income		1,352	1,561	1,409	1,333	1,240	2,422	1,335	1,221
Operating expenses		(1,602)	(1,575)	(1,330)	(1,553)	(1,539)	(2,622)	(1,645)	(1,654)
Provision for doubtful debts		(303)	(309)	(551)	(290)	(241)	(246)	(256)	(252)
Profit before income tax		1,587	1,730	1,493	1,444	1,339	1,483	1,306	1,154
Income tax expense		(444)	(457)	(441)	(468)	(443)	(552)	(488)	(389)
Outside equity interests		(2)	(1)	(2)	(1)	(1)	(1)	(1)	(2)
Net profit attributable to members of the Company		1,141	1,272	1,050	975	895	930	817	763

Statement of Financial Position
Assets		190,518	183,105	176,589	185,493	180,967	172,467	166,958	152,801
Net assets		12,485	11,465	10,803	10,551	10,200	9,807	9,662	9,429
Ratios
Return on average ordinary equity		20.3%	24.8%	21.6%	20.9%	19.6%	19.7%	17.8%	17.1%
Return on average assets		1.2%	1.4%	1.2%	1.1%	1.0%	1.1%	1.0%	1.0%
Tier 1 capital ratio		7.7%	7.9%	7.8%	7.5%	7.3%	7.4%	7.5%	7.9%
Operating expenses(1) to operating income		45.6%	45.5%	46.5%	47.0%	49.1%	60.1%	51.1%	53.9%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)		4.1%	1.4%	13.7%	18.4%	6.4%	30.5%	4.4%	-8.2%
Market capitalisation		27,135	26,544	26,579	23,783	20,488	20,002	15,948	16,045
Dividend		44 cents	46 cents	39 cents	40 cents	33 cents	35 cents	29 cents	30 cents
Franked portion
- interim		100.0%	—	100.0%	—	100.0%	—	100.0%	—
- final		—	100.0%	—	100.0%	—	100.0%	—	80.0%
Share price
- high		$18.96	$20.38	$18.61	$17.39	$16.08	$13.46	$11.67	$12.45
- low		$15.95	$16.33	$16.36	$13.44	$13.20	$9.60	$9.71	$8.58
- closing		$17.93	$17.65	$17.77	$15.98	$13.78	$13.28	$10.40	$10.25

Share information (per fully paid ordinary share)
Earnings per share - basic		72.0	81.0c	66.3c	61.6c	55.8c	57.6c	49.3C	45.9c
Dividend payout ratio		61.3%	57.0%	58.9%	65.0%	58.7%	60.2%	57.9%	65.6%
Net tangible assets		$7.32	$6.58	$6.14	$5.96	$5.71	$5.49	$5.42	$5.21

Number of fully paid ordinary shares on issue (millions)		1,513.4	1,503.9	1,495.7	1,488.3	1,486.8	1,506.2	1,533.4	1,565.4
Other information
Permanent employees (FTE’s)		21,218	21,380	21,508	21,403	21,617	21,774	27,703	28,744
Temporary employees (FTE’s)		1,265	1,102	1,229	1,098	1,198	1,360	1,237	1,427
Total employees		22,483	22,482	22,737	22,501	22,815	23,134	28,940	30,171
Number of shareholders		210,512	198,715	190,133	181,035	180,108	179,244	223,803	214,151

(1)       Operating expenses $1,593 million (Sep 2002: $1,565 million; Mar 2002: $1,320 million, Sep 2001: $1,545 million; Mar 2001: $1,530 million, Sep 2000: $2,615 million; Mar 2000: $1,640 million, Sep 1999: $1,649 million) excludes goodwill amortisation and significant transactions $9 million (Sep 2002: $10 million; Mar 2002: $10 million, Sep 2001: $8 million; Mar 2001: $9 million, Sep 2000: $7 million; Mar 2000: $5 million, Sep 1999: $5 million).  Excluding these items decreases the ratio by 0.3% (Sep 2002: 0.3%; Mar 2002: 0.3%, Sep 2001: 0.3%; Mar 2001: 0.1%, Sep 2000: 0.2%; Mar 2000: 0.2%, Sep 1999: 0.2%)

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Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS & OTHER DISCLOSURES

Half year ended
31 March 2003

This Financial Report on the consolidated Group constitutes the Appendix 4B required by the Australian Stock Exchange, and should be read in conjunction with the September 2002 Annual Financial Report.  The financial statements and notes to the financial statements have been reviewed by KPMG.

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

Directors’ Report

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to the Financial Statements

1.	Accounting policies
2.	Income
3.	Operating expenses
4.	Income tax expense
5.	Dividends
6.	Earnings per ordinary share
7.	Investment securities
8.	Net loans and advances
9.	Impaired assets
10.	Provisions for doubtful debts
11.	Capital adequacy
12.	Share capital and options
13.	Average Balance Sheet and related interest
14.	Interest spreads and net interest average margins
15.	Segment analysis
16.	Derivative financial instruments
17.	Contingent liabilities
18.	Note to the Statement of Cash Flows
19.	Changes in composition of the Group
20.	Associates, joint venture entities and investments
21.	US GAAP reconciliation
22.	Exchange rates
23.	Significant events since balance date

Directors’ Declaration and Appendix 4B Statement

Auditors’ Review report

Definitions

Alphabetical Index

DIRECTORS’ REPORT

The directors present their report on the consolidated accounts for the half year ended 31 March 2003.

Directors

The names of the directors of the Company who held office during and since the end of the half year are:

Mr CB Goode AC - Chairman

Mr J McFarlane OBE - Chief Executive Officer

Mr JC Dahlsen

Dr RS Deane

Mr JK Ellis

Mr DM Gonski AO

Ms MA Jackson

Dr BW Scott AO

Result

The consolidated profit from ordinary activities after income tax attributable to shareholders of the Company was $1,141 million.  Further details are contained in the Chief Financial Officer’s Review on pages 7 to 57 and in the financial report.

Review of Operations

A review of the operations of the Group during the half year and the results of those operations are contained in the Chief Financial Officer’s Review on pages 7 to 57 and in the financial report.

Rounding of Amounts

The Company is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001.  Consequently, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Chief Executive Officer

23 April 2003

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Note	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
		$M	$M	$M	%	%
Total income	2	6,364	6,211	5,796	2%	10%
Interest income		5,012	4,650	4,387	8%	14%
Interest expense		(2,872)	(2,597)	(2,422)	11%	19%
Net interest income		2,140	2,053	1,965	4%	9%
Proceeds, net of costs, on disposal of investments		—	566	—	-100%	n/a
Carrying amount of assets given up		—	(392)	—	-100%	n/a
Net profit on disposal of investments	2	—	174	—	-100%	n/a
Other operating income	2	1,352	1,387	1,409	-3%	-4%
Operating income		3,492	3,614	3,374	-3%	3%
Operating expenses	3	(1,602)	(1,575)	(1,330)	2%	20%
Profit before debt provision		1,890	2,039	2,044	-7%	-8%
Provision for doubtful debts	10	(303)	(309)	(551)	-2%	-45%
Profit before income tax		1,587	1,730	1,493	-8%	6%
Income tax expense	4	(444)	(457)	(441)	-3%	1%
Profit after income tax		1,143	1,273	1,052	-10%	9%
Net profit attributable to outside equity interests		(2)	(1)	(2)	100%	—
Net profit attributable to members of the Company		1,141	1,272	1,050	-10%	9%

Currency translation adjustments, net of hedges after tax		(49)	45	(143)	n/a	-66%
Total changes in equity other than those resulting from transactions with shareholders as owners		1,092	1,317	907	-17%	20%

Earnings per ordinary share (cents)
Basic	6	72.0	81.0	66.3	-11%	9%
Diluted		71.7	80.6	66.0	-11%	9%

Dividend per ordinary share (cents)	5	44	46	39	-4%	13%

Net tangible assets per ordinary share ($)		7.32	6.58	6.14	11%	19%

The notes appearing on pages 74 - 114 form an integral part of these financial statements

Equity instruments issued to employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed.  The impact of expensing options, and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

Half year Mar 03
$M
Net profit attributable to members of the Company	1,141
Expenses attributable to:
Options issued to Management Board(1)	(4)
Options issued to general management(1)	(11)
Shares issued under $1,000 employee share plan	(18)
Revised net profit attributable to members of the Company	1,108
Revised earnings per share basic (cents)	69.8

(1)       Based on fair values estimated at grant date using a modified Black Scholes model. Value of options amortised over vesting period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
		$M	$M	$M	%	%
Assets
Liquid assets		7,759	7,410	6,752	5%	15%
Due from other financial institutions		3,123	3,815	3,468	-18%	-10%
Trading securities(1)		5,219	5,873	5,189	-11%	1%
Investment securities	7	4,301	3,609	2,716	19%	58%
Net loans and advances	8	141,965	132,060	125,267	8%	13%
Customers’ liabilities for acceptances		13,270	13,796	14,512	-4%	-9%
Life insurance Investment assets		—	—	5,064	n/a	-100%
Regulatory deposits		205	178	128	15%	60%
Shares in associates and joint venture entities		1,759	1,692	76	4%	large
Deferred tax assets		1,239	1,218	1,185	2%	5%
Goodwill(2)		171	180	188	-5%	-9%
Other assets(3)		9,965	11,810	10,613	-16%	-6%
Premises and equipment		1,542	1,464	1,431	5%	8%
Total assets		190,518	183,105	176,589	4%	8%
Liabilities
Due to other financial institutions		8,824	10,860	8,215	-19%	7%
Deposits and other borrowings		122,256	113,297	105,616	8%	16%
Liability for acceptances		13,270	13,796	14,512	-4%	-9%
Income tax liabilities		1,031	1,340	1,193	-23%	-14%
Payables and other liabilities		12,298	12,450	11,958	-1%	3%
Provisions		929	1,744	1,611	-47%	-42%
Life insurance policy liabilities		—	—	4,754	n/a	-100%
Bonds and notes		14,917	14,708	14,437	1%	3%
Loan capital		4,508	3,445	3,490	31%	29%
Total liabilities		178,033	171,640	165,786	4%	7%
Net assets		12,485	11,465	10,803	9%	16%
Shareholders’ equity
Ordinary share capital		4,058	3,939	3,824	3%	6%
Preference share capital		1,225	1,375	1,410	-11%	-13%
Reserves		485	534	523	-9%	-7%
Retained Profits		6,700	5,600	5,032	20%	33%
Share capital and reserves attributable to members of the Company		12,468	11,448	10,789	9%	16%
Outside equity Interests		17	17	14	0%	21%
Total shareholders’ equity		12,485	11,465	10,803	9%	16%

Derivative financial instruments	16
Contingent liabilities	17

(1)       Includes bills held in portfolio (Mar 2003: $905 million; Sep 2002: $1,453 million; Mar 2002: $1,021 million) which are part of net advances

(2)       Excludes notional goodwill of $843 million included in the net carrying value of the INGA joint venture.

(3)       Includes interest revenue receivable (Mar 2003: $978 million; Sep 2002: $941 million; Mar 2002: $985 million)

The notes appearing on pages 74 - 114 form an integral part of these financial statements

STATEMENT OF CHANGES IN EQUITY

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Share capital
Balance at start of period	5,314	5,234	5,259	2%	1%
Ordinary share
Dividend reinvestment plan	58	48	46	21%	26%
Group employee share acquisition scheme	25	26	29	-4%	-14%
Group share option scheme	36	41	16	-12%	large
Small shareholder voluntary top up scheme	—	—	—	n/a	n/a
New issues	—	—	—	n/a	n/a
Share buyback	—	—	—	n/a	n/a
Retranslation of preference shares	(150)	(35)	(116)	large	29%
Total share capital	5,283	5,314	5,234	-1%	1%
Foreign currency translation reserve
Balance at start of period	117	72	215	63%	-46%
Currency translation adjustments, net of hedges after tax	(49)	45	(143)	n/a	-66%
	68	117	72	-42%	-6%
General reserve
Balance at start of period	237	271	322	-13%	-26%
Transfers (to) from retained profits	—	(34)	(51)	-100%	-100%
	237	237	271	—	-13%
Asset revaluation reserve	31	31	31	—	0%
Capital reserve	149	149	149	—	0%
Total reserves	485	534	523	-9%	-7%
Retained profits
Balance at start of period	5,600	5,032	4,562	11%	23%
Net profit attributable to members of the Company	1,141	1,272	1,050	-10%	9%
Total available for appropriation	6,741	6,304	5,612	7%	20%
Transfers from (to) reserves	—	34	51	-100%	-100%
Ordinary share dividends provided for or paid	13	(681)	(571)	n/a	large
Preference share dividends paid	(54)	(57)	(60)	-5%	-10%
Retained profits at end of period	6,700	5,600	5,032	20%	33%
Total shareholders’ equity attributable to members of the Company	12,468	11,448	10,789	9%	16%

The notes appearing on pages 74 - 114 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	Half year Mar 03 Inflows (Outflows)	Half year Sep 02 Inflows (Outflows)	Half year Mar 02 Inflows (Outflows)
		$M	$M	$M
Cash flows from operating activities
Interest received		5,365	5,137	5,011
Dividends received		4	3	—
Fees and other income received		1,410	1,397	1,522
Interest paid		(2,763)	(2,638)	(2,729)
Personnel expenses paid		(938)	(958)	(942)
Premises expenses paid		(124)	(134)	(134)
Other operating expenses paid		(968)	(972)	(921)
Income taxes paid
Australia		(890)	(162)	(515)
Overseas		(32)	(101)	(75)
Net GST paid		1	3	(31)
Net (increase) decrease in trading securities		695	(667)	(363)
Net cash provided by operating activities	18	1,760	908	823
Cash flows from investing activities
Net decrease(increase)
Liquid assets - greater than three months		(531)	(736)	294
Due from other financial institutions		230	292	262
Regulatory deposits		(40)	(53)	90
Loans and advances		(10,210)	(5,964)	(3,477)
Shares in controlled entities and associates		2	1	(2)
Investment securities
Purchases		(2,188)	(1,718)	(1,133)
Proceeds from sale or maturity		1,358	738	1,698
Controlled entities and associates
Purchased (net of cash acquired)		—	(981)	(69)
Proceeds from sale (net of cash disposed)		—	—	—
Premises and equipment
Purchases		(253)	(172)	(213)
Proceeds from sale		41	70	31
Recovery from NHB litigation		—	—	248
Other		1,201	(313)	514
Net cash (used in) investing activities		(10,390)	(8,836)	(1,757)
Cash flows from financing activities
Net (decrease)increase
Due to other financial institutions		(1,289)	2,423	(3,634)
Deposits and other borrowings		9,432	6,753	2,399
Due from/to controlled entities and associates		—	—	—
Payables and other liabilities		495	(529)	891
Bonds and notes
Issue proceeds		3,431	2,162	2,376
Redemptions		(2,107)	(1,768)	(1,751)
Loan capital
Issue proceeds		1,857	259	500
Redemptions		(437)	(191)	(398)
Decrease in outside equity interests		(1)	1	—
Dividends paid		(676)	(581)	(597)
Share capital issues		61	68	44
Share buyback		—	—	—
Net cash provided by financing activities		10,766	8,597	(170)
Net cash provided by operating activities		1,760	908	823
Net cash (used in) investing activities		(10,390)	(8,836)	(1,757)
Net cash provided by financing activities		10,766	8,597	(170)
Net (decrease)increase in cash and cash equivalents		2,136	669	(1,104)
Cash and cash equivalents at beginning of period		7,925	7,352	9,071
Foreign currency translation on opening balances		(2,488)	(96)	(615)
Cash and cash equivalents at end of period	18	7,573	7,925	7,352

The notes appearing on pages 74 - 114 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.              Accounting policies

These consolidated financial statements:

•                  should be read in conjunction with the Annual Financial Report of the Group for the year ended 30 September 2002 and with any public announcements made by the Group and its controlled entities during the year ended 30 September 2002 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

•                  are made out in accordance with the Corporations Act 2001, listing rules, applicable Accounting Standards, Urgent Issues Group Consensus Views and other mandatory reporting requirements.

•                  are condensed financial statements as defined in AASB 1029 Interim Financial Reporting.  This report does not include all notes of the type normally included in the annual financial report.

•                  have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and life insurance assets and liabilities and the deemed cost of properties.

Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison.

The accounting policies followed in preparing these consolidated financial statements are the same as those applied in the 30 September 2002 Annual Financial Report, except as noted below.

Changes in Accounting Policies

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002.  Under the new Standard, provisions for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date.  Accordingly the dividend applicable to the current reporting period has not been booked in this report.  However, dividends declared after balance date still need to be disclosed in the notes.  The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $666 million and a reduction in return of ordinary shareholders’ equity of 0.7%.

The Group will continue its current practice of making a public announcement of the dividend after balance date.  Dividend information for the current period is provided in Note 5, Dividends.

AASB 1012, Foreign Currency Standard Translation became effective for the Group from 1 October 2002.  Under this new Standard foreign denominated equity must be reported using the spot rate applicable at the date of issue and not be retranslated using the current spot rate at each reporting period.  The Group has retranslated its US preference share capital to the historical spot rates.  As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

Details of all critical accounting policies are provided in the 30 September 2002 Annual Report.  There have been no material changes to the Group’s critical accounting policies since 30 September 2002.

The financial impact of the critical accounting policies on the Group, follows:

Economic Loss Provisioning

As at March 2003, the balance of the General Provision of $1,530 million (Sep 2002: $1,496 million; Mar 2002: $1,546 million) represents 1.03% (Sep 2002: 1.06%; Mar 2002: 1.14%) of risk weighted assets.

Specifically identified credit losses net of recoveries during the half year were $259 million (Sep 2002 half: $362 million; Mar 2002: $366 million).  During the same period, the average charge to profit for ELP was 0.40% of average net lending assets (Sep 2002: 0.43%; Mar 2002: 0.42%) excluding the special general provision.

Specific Provisioning

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of draw down from the General Provision to the Specific Provision during the half was $259 million (Sep 2002: $362 million; Mar 2002: $366 million).

Deferred acquisition costs, software assets and deferred income

Deferred acquisition costs - At 31 March, the Group’s assets included $323 million (Sep 2002: $289 million; Mar 2002: $272 million) in relation to costs incurred in acquiring interest earning assets.  During the half, amortisation of $90 million (Sep 2002: $76 million; Mar 2002: $76 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets - At 31 March, the Group’s fixed assets included $451 million (Sep 2002: $419 million;  Mar 2002: $381 million) in relation to costs incurred in acquiring and developing software.  During the half, depreciation expense of $37 million (Sep 2002: $27 million; Mar 2002: $23 million) was recognised and $9 million (Sep 2002: $5 million; Mar 2002: $19 million) was written off in relation to software assets.

Deferred income - At 31 March, the Group’s liabilities included $182 million (Sep 2002: $128 million;  Mar 2002: $155 million) in relation to income received in advance.

International Financial Reporting Standards

From 1 January 2005, all Australian entities will be required to prepare their financial statements under International Financial Reporting Standards (IFRS) as adopted by the Australian Accounting Standards Board.  IFRS are determined by the International Accounting Standards Board (IASB).

ANZ will report for the first time under IFRS when the results for the half year ended 31 March 2006 are announced.  It is currently expected that comparatives will be required to be restated on initial adoption of IFRS.

The final IFRS that will be applicable to ANZ in 2005/2006 are not yet available.  In particular, the IASB has yet to finalise the standard on recognition and measurement of financial instruments. Based on exposure drafts of this standard, adoption of IFRS may result in changes to accounting for hedges, doubtful debt provisioning and the status of the general provision, securitisation and the recognition of fee income.  Once this standard is final, ANZ will assess how the standard will be interpreted in practice and provide a detailed explanation of the changes that will be made to ANZ’s accounting policies.

The Group has established a Steering Committee to monitor developments in IFRS and to assess the likely impact on ANZ’s financial statements, accounting policies and systems.  In addition, the Steering Committee is considering how IFRS will impact the financial statements of our customers, our credit assessments of customers and the changes required to credit policies and debt covenants.

2.              Income

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v.Sep 02	Movt Mar 03 v.Mar 02
	$M	$M	$M	%	%

Interest income	5,012	4,650	4,387	8%	14%
Interest expense	(2,872)	(2,597)	(2,422)	11%	19%
Net interest income	2,140	2,053	1,965	4%	9%

Interest spread and net interest average margin (%)
Gross interest spread	2.29	2.34	2.28	n/a	n/a
Interest forgone on impaired assets	(0.02)	(0.03)	(0.04)	n/a	n/a
Net interest spread	2.27	2.31	2.24	n/a	n/a
Interest attributable to net non-interest bearing items	0.44	0.48	0.51	n/a	n/a
Net interest average margin	2.71	2.79	2.75	n/a	n/a
Average interest earning assets ($M)	159,152	147,880	143,948	8%	11%

Comparison with September 2002 half

Net interest income at $2,140 million was 4% ($87 million) higher than the September 2002 half, primarily due to an 8% increase in interest earning asset volumes, largely in Mortgages ($5.6 billion), Institutional ($2.3 billion) and Corporate ($1.3 billion).

Gross spread decreased in Australia and New Zealand due to:

•                  Reduced margins in deposit based businesses.

•                  The mix effect of increased mortgage volumes.

•                  Lower asset and liability management earnings in a stable and low interest rate environment (3 basis points).

Offset by:

•                  Increased spreads in overseas markets with an increased proportion of high margin structured assets

The interest benefit from non-interest bearing items reduced due to a reduction in the volume of net  non-interest bearing items, notably in Capital Markets where reduced net interest on non-interest bearing items was offset by increased profit on trading instruments.

Comparison with March 2002 half

Net interest income at $2,140 million was 9% ($175 million) higher than the March 2002 half, primarily due to a 11% increase in interest earning asset volumes.

Gross Spread has remained unchanged due to:

•                  Increased margins in overseas markets with the maturity of low yielding assets in 2002 and an increased proportion of high margin structured assets.

Offset by:

•                  Lower asset and liability earnings in a low and stable interest rate environment.  The March 2002 half year benefited from falling interest rates.

•                  Lower margins on asset based businesses in Australia.

The interest benefit from non-interest bearing items reduced with lower net non-interest bearing volumes offsetting an increase in the investment rate of these funds in Australia and New Zealand.

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Interest income	5,012	4,650	4,387	8%	14%
Other operating income
Fee income
Lending	469	459	417	2%	12%
Other, commissions(1)	521	599	597	-13%	-13%
Total fee income	990	1,058	1,014	-6%	-2%
Other income
Foreign exchange earnings	185	181	184	2%	1%
Profit on trading instruments	47	26	33	81%	42%
Life insurance margin on services operating income	—	14	85	-100%	-100%
Net profit before tax from sale of business to ING Australia	—	174	—	-100%	n/a
Hedge of TrUEPrs(2) Cash Flows	36	37	35	-3%	3%
Profit from associated entities	23	16	13	44%	77%
Profit from ING Australia	19	2	—	large	n/a
Other	52	53	45	-2%	16%
Total other income	362	503	395	-28%	-8%
Total other operating income	1,352	1,561	1,409	-13%	-4%
Total income	6,364	6,211	5,796	2%	10%
Profit before income tax as a % of total income	24.9%	27.9%	25.8%	-11%	-3%

(1)       Includes commissions from funds management business

(2)       Preference shares are issued via the TrUEPrs structure

Comparison with September 2002 half

Other operating income, at $1,352 million, was 13% ($209 million) lower than the second half of last year.  Excluding profit on sale of business to INGA, other operating income decreased by 3%.

•                  Non-lending fee income was lower due to a one-off charge of $38 million as a result of an under-accrual of loyalty points on co-branded cards covering the period back to 1999, the ongoing impact of higher loyalty program costs, lower structured finance fee income reflecting difficult market conditions, and fees in Personal Banking as customers are choosing transaction products with simpler fee structures and the sale of ANZ’s funds management businesses to INGA.

•                  Profit on trading instruments increased 81% ($21 million) largely due to Capital Markets activities where a lower proportion of trading revenue was booked as interest (total income in Capital Markets is up $6 million).

•                  The reduction in life insurance margin on services income is offset by increased profit from INGA following the sale of the funds management business into INGA.

•                  The increased equity accounted profit from associated entities principally relates to a $16 million profit on bond sales by PT Panin, partly offset by a $6 million write down of our holding in E*Trade.

•                  Profit from INGA increased $17 million, with increased risk income and capital investment earnings, together with reduced costs reflecting integration benefits.

Comparison with March 2002 half

Other operating income was 4% ($57 million) lower than the first half of last year.  Lending fee income was 12% higher largely in Institutional Banking, resulting from volume growth in the domestic lending portfolio.  Non-lending fee income was lower due to the same issues identified above in relation to comparison with the September 2002 half.  The increased equity accounted profit from associated entities principally arises from PT Panin.

3.              Operating expenses

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Personnel
Employee taxes
Fringe benefits tax	16	14	17	14%	-6%
Payroll tax	33	33	33	—	—
Pension fund	55	51	52	8%	6%
Provision for employee entitlements	16	20	12	-20%	33%
Salaries and wages	586	557	577	5%	2%
Other	167	186	162	-10%	3%
Total personnel expenses	873	861	853	1%	2%
Premises
Amortisation of leasehold improvements	7	7	7	—	—
Depreciation of buildings and integrals	8	9	8	-11%	—
Rent	73	80	81	-9%	-10%
Utilities and other outgoings	44	49	43	-10%	2%
Other	7	5	10	40%	-30%
Total premises expenses	139	150	149	-7%	-7%
Computer
Computer contractors	13	15	19	-13%	-32%
Data communications	30	33	29	-9%	3%
Depreciation and amortisation	88	75	65	17%	35%
Rentals and repairs	36	27	32	33%	13%
Software purchased	53	53	52	—	2%
Other	17	12	12	42%	42%
Total computer expenses	237	215	209	10%	13%
Other
Advertising and public relations	43	47	51	-9%	-16%
Amortisation of goodwill	9	10	10	-10%	-10%
Audit fees	2	2	1	—	100%
Depreciation of furniture and equipment	16	17	18	-6%	-11%
Freight and cartage	18	19	17	-5%	6%
Loss on disposal of premises and equipment	3	1	1	large	large
Non-lending losses, frauds and forgeries	25	28	23	-11%	9%
Postage	23	24	23	-4%	0%
Professional fees	46	54	43	-15%	7%
Stationery	23	25	25	-8%	-8%
Telephone	26	23	30	13%	-13%
Travel	38	42	35	-10%	9%
Other	49	26	58	88%	-16%
Total other expenses	321	318	335	1%	-4%
Restructuring	32	31	32	3%	—
Operating expenses excluding NHB recovery	1,602	1,575	1,578	2%	2%

Recovery from NHB litigation	—	—	(248)	n/a	-100%
Total operating expenses	1,602	1,575	1,330	2%	20%

Employees (FTE) - Permanent	21,218	21,380	21,508	-1%	-1%
Employees (FTE) - Temporary	1,265	1,102	1,229	15%	3%
Total employees	22,483	22,482	22,737	—	-1%

Comparison with September 2002 half

Operating expenses increased by 2% ($27 million) compared to the second half of 2002.  This increase was largely driven by:

•                  Personnel expenses increasing by 1% mainly due to the full half impact from the Enterprise Bargaining Agreement effective July 2002 as well as the impact of performance related salary increases for non-award staff.  Further, permanent staff numbers were higher due to an investment in the Restoring Customer Faith initiative in Personal Banking as well as a higher headcount in Mortgages required to service the higher volumes offset by lower use of temporary staff.

•                  Premises costs reducing largely from a change in the method of accounting for rental costs..

•                  Computer costs increasing 10% due to higher software amortisation charges as new systems (eg, sales and service platform, Vision Plus and Nexus) became operational as well as increased rentals and repairs offset by lower use of computer contractors.

•                  Other expense increases were contained to 1%.

•                  Restructuring expenses were flat reflecting the ongoing business as usual restructuring consistent with recent levels.

•                  Exchange rate movements increased operating expenses by $11 million with an increase in New Zealand of $15 million offset by a reduction in other offshore markets of $4 million.

Comparison with March 2002 half

Operating expenses excluding the NHB recovery increased by 2% ($24 million) compared to the first half of 2002.  This increase reflected salary increases from the 2002 EBA agreement as well as the impact of performance related salary increases for non-award staff, higher software amortisation offset by lower rent charges, reduced usage of computer contractors, lower marketing spend and lower professional fees.  These increases were offset by a $50 million reduction in operating expenses related to the funds management businesses sold into INGA.

4.                  Income tax expense

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Operating profit before income tax	1,587	1,730	1,493	-8%	6%
Prima facie income tax at 30%	476	519	448	-8%	6%
Tax effect of permanent differences
Overseas tax rate differential	15	12	12	25%	25%
Rebateable and non-assessable dividends	(9)	(6)	(5)	50%	80%
Other non-assessable income	(16)	(19)	(20)	-16%	-20%
Profit from associated entities and joint venture entities	(13)	(5)	(4)	large	large
Life insurance accounting	—	(3)	10	-100%	-100%
NHB settlement tax rate differential	—	—	15	n/a	-100%
Sale of business to ING joint venture	—	(48)	—	-100%	n/a
Other	(12)	2	(12)	large	—
	441	452	444	-2%	-1%
Income tax (over) under provided in prior years	3	5	(3)	-40%	large
Total income tax expense on profit	444	457	441	-3%	1%
Australia	312	336	347	-7%	-10%
Overseas	132	121	94	9%	40%
	444	457	441	-3%	1%
Effective tax rate	28.0%	26.4%	29.5%	6%	-5%

Comparison with September 2002 half

The Group’s effective tax rate for the March 2003 half increased 1.6% from the September 2002 half largely due to roll-over relief which shields from tax the capital gain arising on the sale of businesses to the joint venture with INGA in the second half of 2002.  Tax payable was also decreased by higher equity accounted earnings, recognition of tax losses in Korea, a tax deduction for the employee share issue and research and development incentives.

Comparison with March 2002 half

The Group’s effective tax rate for the March 2003 half decreased 1.5% from the March 2002 half year due to the NHB settlement tax rate differential booked in the first half of 2002 coupled with the life insurance accounting permanent difference booked in the first half of 2002 but not repeated in 2003 due to the sale of businesses to the joint venture with INGA.

5.                  Dividends

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Dividend per ordinary share(1),(2) (cents)
Interim (fully franked)	44	n/a	39	n/a	13%
Final (fully franked)	—	46	n/a	-100%	n/a

Ordinary share dividend(1) ($M)
Interim dividend accrued	—	n/a	583	n/a	-100%
Proposed final dividend	—	692	n/a	n/a	n/a
Bonus option plan adjustment(3)	(13)	(11)	(12)	18%	8%
Total	(13)	681	571	large	large

Ordinary share dividend payout ratio (%)(4)	61.3%	57.0%	58.9%	8%	4%

(1)       Excludes preference share dividend

(2)       Change in accounting standard.  Refer to Note 1 Accounting Policies

(3)       This relates to prior period dividend payment

(4)       Dividend payout ratio calculated using proposed interim dividend for March 2003 of $666 million not included in the above table.  2002 ratios calculated using accrued amounts

The directors propose that an interim dividend of 44 cents per share be paid on each ordinary share.  The dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan.  Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 22 May 2003.

The interim dividend will be payable on 1 July 2003.  Dividends payable to shareholders resident in the United Kingdom and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate on 22 May 2003.

In 1998 the Company issued 124,032,000 preference shares which raised USD775 million (net USD748 million after costs) via Trust Securities issues.  The Trust Securities carry an entitlement to a distribution of 8% (USD400 million) or 8.08% (USD375 million).  The amounts are payable quarterly in arrears.

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Preference share dividend
Dividend paid ($M)	54	57	60	-5%	-10%

Dividend per preference share (USD cents)	25.1	25.1	25.1	—	—

6.                  Earnings per ordinary share

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Number of fully paid ordinary shares on issue (M)	1,513.4	1,503.9	1,495.7	1%	1%

Basic
Net profit attributable to members of the Company(1) ($M)	1,087	1,215	990	-11%	10%
Weighted average number of ordinary shares (M)	1,510.2	1,501.5	1,492.2	1%	1%
Basic earnings per share (cents)	72.0	81.0	66.3	-11%	9%

Diluted
Weighted average number of shares - diluted (M)	1,515.1	1,509.2	1,499.7	—	1%
Diluted earnings per share (cents)	71.7	80.6	66.0	-11%	9%

Adjusted Basic
Net profit attributable to members of the Company(1) ($M)	1,087	1,215	990	-11%	10%
Significant transactions	—	(170)	16	-100%	-100%
Earnings excluding significant transactions	1,087	1,045	1,006	4%	8%
Earnings per share (cents) excluding significant transactions	72.0	69.6	67.4	3%	7%

Net profit attributable to members of the Company(1) ($M)	1,087	1,215	990	-11%	10%
Significant transactions	—	(170)	16	-100%	-100%
Goodwill amortisation(2)	31	28	10	11%	large
Earnings excluding significant transactions and goodwill amortisation	1,118	1,073	1,016	4%	10%
Earnings per share (cents) excluding significant transactions and goodwill amortisation	74.0	71.5	68.1	4%	9%

(1)       Excludes preference share dividend

(2)       Includes INGA notional goodwill amortisation

Statement of Financial Position

Total group assets increased by $7.4 billion (4%) over September 2002. The increase consisted of a $0.6 billion decrease due to exchange rate movements and an underlying increase of $8.0 billion. The explanations below are movements from 30 September 2002 excluding the exchange rate movements.

•                  Net loans and advances including acceptances increased $9.4 billion with a $5.5 billion increase in Mortgages helped by continued low interest rates and a buoyant housing market in Australia. There was solid growth in Australia and New Zealand, in Institutional ($0.6 billion), Small to Medium Enterprises ($1.0 billion), Asset Finance ($0.5 billion), and Consumer Finance ($0.3 billion) while offshore lending was relatively flat.

•                  Liquid assets increased by $0.6 billion offsetting a $0.6 billion reduction in due from financial institutions.

•                  Investment securities increased $0.8 billion as Treasury increased its holdings of longer dated securities, while Trading securities decreased $0.7 billion.

•                  Other assets decreased by $1.7 billion mainly due to the revaluation of off balance sheet derivative instruments.

Total group liabilities increased by $6.4 billion (4%) over September 2002. The increase included a $1.4 billion decrease due to exchange rate movements partly offsetting an underlying 5% increase of $7.8 billion. The explanations below are movements from 30 September 2002 excluding the exchange rate movements:

•                  Deposits and other borrowings increased $9.4 billion reflecting:

•                  Higher deposit volumes in Institutional ($2.6 billion), Personal Banking ($1.4 billion including V2 Plus), Corporate ($0.7 billion), Asset Finance ($0.6 billion) and Asia Pacific ($0.4 billion) as customers have increased their cash holding in the uncertain economic environment.

•                  Increased Treasury funding ($3.2 billion) driven by balance sheet growth with a $4.9 billion increase in commercial paper, facilitating a reduced reliance on certificate of deposit funding.

•                  Amounts due to other financial institutions were $1.3 billion lower than September 2002 resulting from a lower demand for short term funds, and increased funding from other sources.

•                  Bonds, notes and loan capital increased by $1.3 billion with $1.7 billion in medium term note issuances during the half year, in response to increased term funding requirements in Australia.

•                  Provisions decreased by $0.8 billion mainly due to a change in accounting standards whereby the Group no longer accrues dividends.

7.                  Investment securities

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02

	$M	$M	$M	%	%

Total book value	4,301	3,609	2,716	19%	58%

Total market value	4,302	3,611	2,712	19%	59%

8.                  Net loans and advances

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02

	$M	$M	$M	%	%
Australia
Term loans - housing	56,942	52,381	47,812	9%	19%
Term loans - non housing	37,493	34,212	33,333	10%	12%
Lease finance/hire purchase	8,349	7,914	7,697	5%	8%
Overdrafts	3,406	3,151	2,752	8%	24%
Credit card outstandings	4,119	3,888	3,604	6%	14%
Other	876	992	751	-12%	17%
	111,185	102,538	95,949	8%	16%
New Zealand
Term loans - housing	10,618	9,796	9,384	8%	13%
Term loans - non housing	7,697	6,460	6,157	19%	25%
Lease finance/hire purchase	899	852	765	6%	18%
Overdrafts	650	619	596	5%	9%
Credit card outstandings	515	462	425	11%	21%
Other	1,084	908	1,140	19%	-5%
	21,463	19,097	18,467	12%	16%
Overseas markets
Term loans - housing	338	323	297	5%	14%
Term loans - non housing	10,844	11,938	12,518	-9%	-13%
Lease finance/hire purchase	427	469	557	-9%	-23%
Overdrafts	872	860	625	1%	40%
Credit card outstandings	117	108	79	8%	48%
Other	79	16	15	large	large
	12,677	13,714	14,091	-8%	-10%
Total gross loans and advances(1),(2)	145,325	135,349	128,507	7%	13%
Less:
Provisions for doubtful debts	(2,088)	(2,081)	(2,135)	0%	-2%
Income yet to mature	(1,272)	(1,208)	(1,105)	5%	15%
Total net loans and advances(1),(2)	141,965	132,060	125,267	8%	13%

(1)                     Bills held in portfolio, $1,223 million (Sep 2002: $1,453 million; Mar 2002: $1,021 million) are included in trading securities

(2)                     Securitised mortgages outstanding $1,681 million (Sep 2002: $1,925 million; Mar 2002: $2,240 million) not included in net loans and advances

Comparison with September 2002 half

Net loans and advances grew by $9.9 billion with a $1.2 billion increase from an appreciating NZD offset by a $1.2 billion reduction in overseas markets with a depreciation in the USD. Excluding these exchange rate effects lending increased in:

•                                Australia with a $4.6 billion growth in mortgages together with growth in term loans, largely in Institutional Banking ($1.1 billion) and Corporate and Small to Medium Enterprises ($0.9 billion), overdrafts, lease finance and credit card receivables.

•                                New Zealand by $1.1 billion due to significant growth in non-housing loans ($0.8 billion) in Institutional, New Zealand Banking and Asset Finance. Housing loans grew $0.2 billion following two half years of subdued growth.

•                                Overseas by $0.2 billion reflecting constrained lending to corporates in UK and US markets.

Comparison with March 2002 half

Net loans and advances grew by $16.7 billion with exchange rate movements accounting for an increase of $2.0 billion in New Zealand and a $0.9 billion reduction in overseas markets. Growth in Australia was dominated by Mortgage growth of $9.1 billion, with term loan growth in Institutional Banking $1.8 billion), Small Business lending ($1.2 billion), overdrafts ($0.7 billion), lease finance ($0.7 billion) and credit card receivables ($0.5 billion). Excluding the exchange rate impact, lending in New Zealand grew $0.9 billion and overseas decreased by $0.5 billion.

Net loans and advances including commercial bills

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net advances
Personal Banking Australia	5,197	4,945	4,700	5%	11%
Institutional	42,181	41,702	42,676	1%	-1%
Corporate	14,909	13,633	12,948	9%	15%
New Zealand Banking	3,871	3,466	3,176	12%	22%
Mortgages	70,182	64,139	59,213	9%	19%
Consumer Finance	5,523	5,184	4,858	7%	14%
Asset Finance	12,243	11,623	11,263	5%	9%
Asia Pacific	1,222	1,204	1,165	1%	5%
Other	(93)	(40)	(220)	large	-58%
Net advances	155,235	145,856	139,779	6%	11%
less Customers’ liabilities for acceptances	(13,270)	(13,796)	(14,512)	-4%	-9%
Net loans and advances	141,965	132,060	125,267	8%	13%

Net loans and advances including commercial bills, excluding foreign exchange impact

Net advances
Personal Banking Australia	5,197	4,945	4,700	5%	11%
Institutional	42,181	40,838	42,272	3%	0%
Corporate	14,909	13,633	12,948	9%	15%
New Zealand Banking	3,871	3,682	3,530	5%	10%
Mortgages	70,182	64,718	60,215	8%	17%
Consumer Finance	5,523	5,210	4,911	6%	12%
Asset Finance	12,243	11,732	11,441	4%	7%
Asia Pacific	1,222	1,150	1,100	6%	11%
Other	(93)	(65)	(225)	43%	-59%
Net advances (excl FX impact)	155,235	145,843	140,892	6%	10%
FX impact on reported net advances	—	13	(1,113)	-100%	-100%
Net advances	155,235	145,856	139,779	6%	11%
less Customers’ liabilities for acceptances	(13,270)	(13,796)	(14,512)	-4%	-9%
Reported net loans and advances	141,965	132,060	125,267	8%	13%

The foreign exchange impact is calculated by retranslating prior period numbers at March 2003 exchange rates.

9.                  Impaired assets

Provision for doubtful debts

The charge for doubtful debts was determined under economic loss provisioning principles (ELP) and represents the expected average annual loss on principal over the economic cycle for the average risk profile of the lending portfolio during the half. The ELP charge was $303 million for the March 2003 half year as compared to $309 million for the September 2002 half year. Due to the continued uncertainty in the offshore lending portfolio, particularly in the Power and Telecommunications industries in US and Europe, in addition to the standard modelled ELP charge, a further $52 million has been provided. This is consistent with the second half of 2002 and represents 0.07% of average net lending assets.

The March 2003 half year charge as a percentage of average net lending assets was 40 basis points, representing a 3 basis point decrease on the level reported for the September 2002 half year with a modest improvement in average credit quality and continuing increase in the proportion of mortgages.

	Half year Mar 03	Half year Sep 02	Half year Mar 02
	%	%	%
ELP rates(1)
Personal Banking Australia	0.49%	0.48%	0.53%
Institutional	0.37%	0.40%	0.38%
Corporate	0.34%	0.34%	0.36%
New Zealand Banking	0.39%	0.40%	0.43%
Mortgages	0.05%	0.05%	0.05%
Consumer Finance	2.68%	2.87%	3.51%
Asset Finance	0.53%	0.59%	0.62%
Asia Pacific	0.82%	0.86%	0.82%
Operating segments total	0.33%	0.36%	0.38%
Group Centre	0.07%	0.07%	0.40%
Total	0.40%	0.43%	0.78%
ELP charge ($million)	303	309	551

(1)       ELP rate = Annualised economic loss provisioning divided by net lending assets

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Provision movement analysis
New and increased provisions
Australia	176	181	242	-3%	-27%
New Zealand	22	25	29	-12%	-24%
Overseas markets	134	241	180	-44%	-26%
	332	447	451	-26%	-26%
Provision releases	(47)	(52)	(58)	-10%	-19%
	285	395	393	-28%	-27%
Recoveries of amounts previously written off	(26)	(33)	(27)	-21%	-4%
Net specific provisions	259	362	366	-28%	-29%
Net credit to general provision	44	(53)	185	n/a	-76%
Charge to statement of financial performance	303	309	551	-2%	-45%

Actual loss experience or net specific provisions for the half year to 31 March totalled $259 million, a decrease of $103 million over the half year to 30 September 2002. The reduction was mainly due to no large single name losses in the March 2003 half, compared to the September 2002 full year where 43% of losses were due to two large amounts in the offshore portfolios. While the Australian and New Zealand portfolio losses remained relatively stable over the half year, the international portfolio reduced by 44%. Settlement of the Grindlays credit warranties ($27 million) was included in net specific provisions for the half.

At 31 March 2003, the general provision was strong and stood at $1,530 million, a surplus of $429 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.

Non-accrual loans

Gross non-accrual loans decreased to $1,153 million from $1,203 million at September 2002 mainly due to a reduction in the International portfolio as a result of a stable level of non-accruals and write-offs. New non-accruals of $409 million in the March 2003 half represent a reduction of $52 million compared to the September 2002 half and well down on the September 2001 and March 2002 halves where ‘Fallen Angels’ boosted the level of non-accruals.

The Group remains well provided with a specific provision coverage ratio of 48%. Net non-accruals are $600 million (September 2002: $628 million) and represents 4.8% of shareholders’ equity at March 2003.

Corporate Businesses Risk profile

The Corporate Business lending risk grade profile shows a small amount of slippage over the last half, particularly in the BB+ to BB category. Given the weakening in the Australian equity markets, this was not unexpected. The downgrades mainly from BBB- to BB+ and BB were account specific and at this point not reflective of any wider industry or portfolio trend. There has been a slight reduction in non-accrual loans as a result of the partial write off of offshore corporate loans.

Grade	Mar 02	Sep 02	Mar 03
B+ to CCC	3.0%	2.9%	3.1%
CCC and lower	1.9%	1.7%	1.6%

Internal credit ratings have been mapped to external credit grades in this table

The two industry sectors that emerged as problems during the 2002 year were power and telecommunications. These continue to be closely monitored.

Power industry exposure

Approximately 68% of ANZ’s exposure to the power industry is investment grade. Last year the US power industry underwent some specific sectoral stress following market deregulation and ensuing expansions. While last year ANZ had been adversely affected by a small number of single name exposures (most notably Enron), ANZ is of the view that the worst is past for the US electricity sector and that the sector will start to stabilise.

Telecommunication industry exposure

Many foreign Telecommunications companies continue to be exposed to high levels of debt. Last year ANZ had been adversely affected by its exposures to Marconi and one other customer. This year the situation appears to have stabilized, although the Group remains cautious about this sector internationally. Half of the limits are Australian and New Zealand based, and 80% are investment grade.

Australian and New Zealand Industry Exposure

	As at Mar 03	As at Sep 02	As at Mar 02
Industry
Real estate operators and developers	7.6%	7.4%	7.6%
Manufacturing	6.1%	6.6%	7.0%
Retail Trade	3.9%	4.0%	4.1%
Wholesale Trade	2.4%	2.8%	2.9%
Agriculture	2.7%	2.6%	2.8%
Business Services	2.0%	2.3%	2.3%
Finance - Other	2.6%	2.2%	2.4%
Finance Banks, Building Societies, Authorised Money Markets	2.1%	2.3%	2.4%
Transport & Storage	2.2%	2.1%	2.1%
Accommodation, Clubs, Pubs, Cafes & Restaurants	1.9%	2.0%	2.0%
Utilities	1.4%	1.6%	1.5%
Construction	1.2%	1.2%	1.3%
Health & Community Services	1.1%	1.2%	1.1%
Mining	0.8%	1.0%	1.0%
Cultural & Recreational Services	1.0%	1.1%	1.2%
Personal & Other Services	0.4%	0.4%	0.4%
Forestry & Fishing	0.5%	0.4%	0.4%
Communication Services	0.3%	0.4%	0.3%
Education	0.2%	0.2%	0.2%
Finance - Insurance & Superannuation	0.3%	0.2%	0.2%
Government Administration & Defence	0.1%	0.2%	0.1%
Consumer	59.2%	57.8%	56.7%
Total	100%	100%	100%

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Summary of impaired assets
Non-accrual loans	1,153	1,203	1,357	-4%	-15%
Restructured loans	—	1	1	-100%	-100%
Unproductive facilities	55	54	144	2%	-62%
Gross impaired assets	1,208	1,258	1,502	-4%	-20%
Less specific provisions:
Non-accrual loans	(553)	(575)	(524)	-4%	6%
Unproductive facilities	(5)	(10)	(65)	-50%	-92%
Net impaired assets	650	673	913	-3%	-29%

Non-accrual loans
Non-accrual loans	1,153	1,203	1,357	-4%	-15%
Specific provisions	(553)	(575)	(524)	-4%	6%
Total net non-accrual loans	600	628	833	-4%	-28%

Before specific provisions
Australia	527	523	688	1%	-23%
New Zealand	38	37	34	3%	12%
Overseas markets	588	643	635	-9%	-7%
Total non-accrual loans	1,153	1,203	1,357	-4%	-15%

After specific provisions
Australia	286	315	367	-9%	-22%
New Zealand	22	17	17	29%	29%
Overseas markets	292	296	449	-1%	-35%
Total net non-accrual loans	600	628	833	-4%	-28%

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

New and increased non accrual loans
Australia	219	248	329	-12%	-33%
New Zealand	50	58	39	-14%	28%
Overseas markets	140	155	456	-10%	-69%
Total new non accrual loans	409	461	824	-11%	-50%

Further analysis on non-accrual loans at 31 March 2003 and interest and/or other income received during the period is as follows:

			Interest and/or other income received
	Gross balance outstanding	Specific provision
	$M	$M
Non-accrual loans
Without provisions
Australia	58	—	2
New Zealand	4	—	—
Overseas markets	36	—	—
	98	—	2
With provisions and no, or partial, performance(1)
Australia	463	236	4
New Zealand	34	16	1
Overseas markets	550	295	7
	1,047	547	12
With provisions and full performance(1)
Australia	6	5	—
New Zealand	—	—	—
Overseas markets	2	1	1
	8	6	1
Total non-accrual loans	1,153	553	15
Restructured loans	—	—	—
Unproductive facilities	55	5	—
Total	1,208	558	15

(1)  A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	18	27	23	-33%	-22%
New Zealand	1	2	1	-50%	—
Overseas markets	15	12	18	25%	-17%
Total gross interest and other income receivable on impaired assets	34	41	42	-17%	-19%
Interest and other income received
Australia	(6)	(4)	(6)	50%	—
New Zealand	(1)	(2)	(1)	-50%	—
Overseas markets	(8)	(12)	(4)	-33%	100%
Total interest income and other income received	(15)	(18)	(11)	-17%	36%
Net interest and other income forgone
Australia	12	23	17	-48%	-29%
New Zealand	—	—	—	n/a	n/a
Overseas markets	7	—	14	n/a	-50%
Total net interest and other income forgone	19	23	31	-17%	-39%

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Restructured loans
Australia	—	1	1	-100%	-100%
New Zealand	—	—	—	n/a	n/a
Overseas markets	—	—	—	n/a	n/a
	—	1	1	-100%	-100%

Other real estate owned (OREO)	—	—	—	n/a	n/a

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Unproductive facilities
Australia	27	34	34	-21%	-21%
Overseas markets	28	20	110	40%	-75%
Gross unproductive facilities	55	54	144	2%	-62%
Specific provision
Australia	1	4	—	-75%	n/a
Overseas markets	4	6	65	-33%	-94%
Specific provision	5	10	65	-50%	-92%
Net unproductive facilities	50	44	79	14%	-37%

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 93.

Accruing loans past due 90 days or more
Australia	199	176	220	13%	-10%
New Zealand	23	25	51	-8%	-55%
Overseas markets	21	15	7	40%	large
	243	216	278	13%	-13%

10. Provisions for doubtful debts

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
General provision
Balance at start of period	1,496	1,546	1,386	-3%	8%
Adjustment for exchange rate fluctuations	(10)	3	(25)	large	-60%
Charge to statement of financial performance	303	309	551	-2%	-45%
Transfer to specific provision	(285)	(395)	(393)	-28%	-27%
Recoveries	26	33	27	-21%	-4%
Total general provision	1,530	1,496	1,546	2%	-1%
Specific provision
Balance at start of period	585	589	500	-1%	17%
Adjustment for exchange rate fluctuations	(29)	5	(11)	large	large
Bad debts written off	(283)	(404)	(293)	-30%	-3%
Transfer from general provision	285	395	393	-28%	-27%
Total specific provision	558	585	589	-5%	-5%
Total provisions for doubtful debts	2,088	2,081	2,135	—	-2%

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Specific provision balance
Australia	242	211	321	15%	-25%
New Zealand	16	20	17	-20%	-6%
Domestic Markets	258	231	338	12%	-24%
Overseas markets	300	354	251	-15%	20%
Total specific provision	558	585	589	-5%	-5%
General provision	1,530	1,496	1,546	2%	-1%
Total provisions for doubtful debts	2,088	2,081	2,135	0%	-2%

11. Capital adequacy

		As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
		$M	$M	$M	%	%
	Qualifying capital
	Tier 1
	Total shareholders’ equity and outside equity interests	12,485	11,465	10,803	9%	16%
Less:	Asset revaluation reserve	(31)	(31)	(31)	—	—
	Interim dividend	(666)	—	—	n/a	n/a
	Accumulated retained profits of insurance and reserves of insurance, trustee and securitisation entities	(99)	(48)	—	large	n/a
	Unamortised goodwill	(151)	(158)	(165)	-4%	-8%
	Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(18)	—	50%
	Tier 1 capital	11,511	11,201	10,589	3%	9%
	Tier 2
	Asset revaluation reserve	31	31	31	—	—
	Perpetual subordinated notes	497	1,027	1,053	-52%	-53%
	General provision for doubtful debts(1)	1,033	1,007	1,045	3%	-1%
		1,561	2,065	2,129	-24%	-27%
	Subordinated notes(2)	3,482	1,872	2,017	86%	73%
	Tier 2 capital	5,043	3,937	4,146	28%	22%
	Deductions
	Investment in trustee and securitisation entities	57	45	608	27%	-91%
	Investment in joint venture with ING	1,591	1,591	—	—	n/a
	Other	136	67	49	large	large
	Total deductions	1,784	1,703	657	5%	large
	Total qualifying capital	14,770	13,435	14,078	10%	5%
	Adjusted common equity
	Tier 1 capital	11,511	11,201	10,589	3%	9%
Less:	Preference share capital(3)	1,284	1,425	1,461	-10%	-12%
	Deductions	1,784	1,703	657	5%	large
	Adjusted common equity	8,443	8,073	8,471	5%	—
	Ratios (%)
	Inner Tier 1	6.9%	6.9%	6.8%	—	1%
	Tier 1	7.7%	7.9%	7.8%	-3%	-1%
	Tier 2	3.4%	2.8%	3.1%	21%	10%
		11.1%	10.7%	10.9%	4%	2%
Less:	Deductions	(1.2)%	(1.2)%	(0.5)%	—	large
	Total	9.9%	9.5%	10.4%	4%	-5%
	Adjusted common equity	5.7%	5.7%	6.3%	—	-10%
	Risk weighted assets	148,603	141,390	135,418	5%	10%

(1)       Excluding attributable future income tax benefit

(2)       For capital adequacy calculation purposes, subordinated note issues are reduced each year by 20% of the original amount during the last five years to maturity

(3)       At current exchange rates, excluding issue costs

The increase in total capital position was driven by the increase in Tier 2 capital with $1.9 billion in new issues during the half year.  The total capital ratio is well above APRA’s minimum guideline ratio of 8%.

Tier 1 capital ratio was slightly reduced as a result of an increase in deduction for the deconsolidation items for funds, insurance and trust companies.

The ACE ratio remained at 5.7%, within our target range of 5.25% to 5.75%, with strong risk weighted assets growth absorbing internal capital generation.

12. Share capital and options

Issued and quoted securities

	Number quoted	Issue price per share		Amount paid up per share
Ordinary shares
Total at 31 March 2003	1,513,387,858
Issued during half year	9,501,776
Preference shares
Total at 31 March 2003	124,032,000	US$	6.25	US$	6.25

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Net profit as a % of shareholder’s equity including preference shares at end of period	18.3%	22.2%	19.5%	-18%	-6%

Options	Number issued	Exercise price	Expiry date
On issue	35,194	$0.00	24/10/2003
	75,000	$8.97	27/10/2003
	30,000	$10.34	10/12/2003
	10,000	$10.41	27/01/2004
	62,000	$11.44	24/03/2004
	23,186	$0.00	24/04/2004
	562,500	$11.20	01/06/2004
	150,000	$11.30	11/07/2004
	700,000	$9.94	26/10/2004
	750,000	$11.49	31/12/2004
	750,000	$14.78	31/12/2004
	500,000	$17.20	31/12/2005
	849,000	$10.11	22/02/2007
	350,000	$10.20	07/03/2007
	427,500	$11.81	23/05/2007
	200,000	$12.23	06/06/2007
	65,000	$12.75	25/09/2007
	2,137,258	$14.34	21/11/2007
	500,000	$17.52	31/12/2007
	1,000,000	$17.41	31/12/2007
	2,542,500	$14.63	07/02/2008
	4,309,075	$14.92	20/02/2008
	75,000	$15.47	26/02/2008
	3,387,077	$13.70	24/04/2008
	194,800	$13.70	06/05/2008
	433,250	$15.33	31/05/2008
	76,000	$16.49	20/08/2008
	78,750	$16.81	26/08/2008
	50,000	$17.05	23/10/2008
	4,169,025	$17.05	24/10/2008
	20,000	$18.21	25/02/2009
	4,649,823	$18.75	24/04/2009
	145,000	$19.27	13/05/2009
	294,970	$19.27	27/06/2009
	17,000	$17.90	21/07/2009
	4,944,479	$18.06	22/10/2009	(1)
	40,000	$18.28	19/11/2009

Options	Number issued	Exercise price	Expiry date
Issued during current half year	1,000,000	$17.41	31/12/2007
	4,984,824	$18.06	22/10/2009
	40,000	$18.28	19/11/2009

(1)       The exercise price on these options is a minimum of $18.06 and increases with any appreciation in the banking and finance index from the date of issue

Options	Number issued	Exercise price	Expiry date

Exercised during current half year	2,565	$11.45	22/01/2003
	325,000	$9.51	23/02/2003
	36,307	$0.00	24/10/2003
	175,000	$8.97	27/10/2003
	165,000	$10.34	10/12/2003
	20,000	$11.44	24/03/2004
	1,290,000	$11.20	01/06/2004
	2,500	$11.26	06/06/2004
	200,000	$9.94	26/10/2004
	100,000	$10.63	30/01/2005
	171,000	$10.11	22/02/2007
	10,000	$11.81	23/05/2007
	7,500	$12.75	25/09/2007
	216,000	$14.34	21/11/2007
	71,900	$14.63	07/02/2008
	121,450	$14.92	20/02/2008
	50,000	$15.66	06/03/2008
	93,550	$13.70	24/04/2008
	17,250	$15.33	31/05/2008
	3,000	$16.81	26/08/2008
	79,850	$17.05	24/10/2008
	347	$18.75	24/04/2009

Options	Number issued	Exercise price	Expiry date

Lapsed and surrendered during current half year	235	$0.00	24/04/2004
	30,000	$10.11	22/02/2007
	10,000	$11.81	23/05/2007
	2,500	$12.75	25/09/2007
	20,000	$14.34	21/11/2007
	62,350	$14.63	07/02/2008
	79,500	$14.92	20/02/2008
	124,500	$13.70	24/04/2008
	3,000	$15.33	31/05/2008
	2,250	$16.81	26/08/2008
	150,750	$17.05	24/10/2008
	172,010	$18.75	24/04/2009
	3,000	$19.27	27/06/2009
	40,345	$18.06	22/10/2009

13. Average Balance Sheet and related interest

Averages used in the following tables are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Non-accrual loans are included under the interest earning asset category, “loans, advances and bills discounted”. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

Half year Average Balance Sheet

	Half year Mar 03			Half Year Sep 2002			Half Year Mar 02
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	499	11	4.6%	470	8	3.4%	837	18	4.4%
New Zealand	649	13	4.0%	595	14	4.7%	545	12	4.3%
Overseas markets	2,013	25	2.5%	2,354	31	2.6%	2,454	38	3.1%
Investments in public securities
Australia	6,130	149	4.9%	5,875	145	4.9%	4,890	114	4.7%
New Zealand	1,763	42	4.7%	1,247	28	4.5%	1,259	27	4.2%
Overseas markets	1,861	40	4.3%	1,668	39	4.7%	1,431	43	5.9%
Loans, advances and bills discounted
Australia	106,031	3,507	6.6%	98,154	3,254	6.6%	93,525	3,001	6.5%
New Zealand	20,189	786	7.8%	18,512	711	7.7%	17,744	652	7.4%
Overseas markets	13,310	276	4.2%	13,065	292	4.5%	15,331	335	4.4%
Other assets
Australia	1,922	46	4.8%	1,721	12	1.4%	1,204	22	3.7%
New Zealand	1,256	46	7.3%	1,349	46	6.8%	1,349	37	5.5%
Overseas markets	3,529	80	4.5%	2,870	81	5.6%	3,379	98	5.8%
Intragroup assets
Overseas markets	9,002	98	2.2%	9,343	103	2.2%	9,708	108	2.2%
	168,154	5,119		157,223	4,764		153,656	4,505
Intragroup elimination	(9,002)	(98)		(9,343)	(103)		(9,708)	(108)
	159,152	5,021	6.3%	147,880	4,661	6.3%	143,948	4,397	6.1%
Non-interest earning assets
Acceptances
Australia	13,577			14,287			14,826
Overseas markets	115			89			215
Premises and equipment	1,436			1,351			1,347
Other assets	15,239			16,471			19,918
Provisions for doubtful debts
Australia	(1,806)			(1,928)			(1,681)
New Zealand	(207)			(184)			(168)
Overseas markets	(143)			(33)			(83)
	28,211			30,053			34,374
Total assets	187,363			177,933			178,322

	Half year Mar 03			Half Year Sep 2002			Half Year Mar 02
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%

Interest bearing liabilities
Time deposits
Australia	24,291	567	4.7%	22,046	506	4.6%	19,429	431	4.5%
New Zealand	10,881	298	5.5%	9,219	240	5.2%	8,567	216	5.1%
Overseas markets	15,077	180	2.4%	14,541	199	2.7%	15,688	218	2.8%
Savings deposits
Australia	11,797	131	2.2%	11,338	122	2.2%	10,588	123	2.3%
New Zealand	3,313	40	2.4%	3,176	37	2.3%	3,050	39	2.5%
Overseas markets	466	3	1.2%	499	4	1.6%	399	3	1.4%
Other demand deposits
Australia	26,591	476	3.6%	24,034	435	3.6%	22,756	357	3.1%
New Zealand	2,070	49	4.7%	1,959	44	4.5%	1,847	34	3.7%
Overseas markets	660	4	1.3%	707	5	1.4%	701	6	1.8%
Due to other financial institutions
Australia	1,027	24	4.6%	1,000	26	5.2%	884	23	5.1%
New Zealand	606	12	3.8%	507	8	3.2%	521	9	3.4%
Overseas markets	7,018	64	1.8%	6,548	72	2.2%	8,255	108	2.6%
Commercial paper
Australia	5,104	125	4.9%	3,711	88	4.7%	4,066	90	4.4%
Overseas markets	3,355	24	1.4%	3,878	35	1.8%	3,403	38	2.3%
Borrowing corporations’ debt
Australia	6,561	178	5.4%	6,217	161	5.2%	5,976	155	5.2%
New Zealand	1,828	55	6.0%	1,578	47	5.9%	1,365	41	6.0%
Loan capital, bonds and notes
Australia	18,359	466	5.1%	16,048	405	5.0%	15,228	351	4.6%
New Zealand	453	17	7.4%	472	17	7.2%	410	13	6.4%
Overseas markets	196	2	2.1%	455	6	2.6%	625	9	2.9%
Other liabilities(1)
Australia	2,346	100	n/a	1,757	81	n/a	1,167	84	n/a
New Zealand	103	42	n/a	87	49	n/a	147	49	n/a
Overseas markets	4	15	n/a	63	7	n/a	11	26	n/a
Intragroup liabilities
Australia	6,993	62	1.8%	6,770	62	1.8%	6,786	66	2.0%
New Zealand	2,009	36	3.6%	2,573	41	3.2%	2,922	42	2.9%
	151,108	2,970		139,183	2,697		134,791	2,531
Intragroup elimination	(9,002)	(98)		(9,343)	(103)		(9,708)	(108)
	142,106	2,872	4.0%	129,840	2,594	4.0%	125,083	2,423	3.9%
Non-interest bearing liabilities
Deposits
Australia	3,585			3,795			4,056
New Zealand	1,107			860			886
Overseas markets	689			590			604
Acceptances
Australia	13,577			14,287			14,826
Overseas markets	115			89			215
Other liabilities	14,198			17,306			21,975
	33,271			36,927			42,562
Total liabilities	175,377			166,767			167,645

(1)       Includes foreign exchange swap costs

	Half year Mar 03	Half year Sep 02	Half year Mar 02
	$M	$M	$M

Total average assets
Australia	137,678	130,354	130,676
New Zealand	25,327	23,379	21,831
Overseas markets	33,360	33,543	35,523
less intragroup elimination	(9,002)	(9,343)	(9,708)
	187,363	177,933	178,322
% of total average assets attributable to overseas activities	26.5%	26.7%	26.7%
Total average liabilities
Australia	129,825	122,978	123,706
New Zealand	24,136	22,189	20,821
Overseas markets	30,418	30,943	32,826
less intragroup elimination	(9,002)	(9,343)	(9,708)
	175,377	166,767	167,645
Total average shareholders’ equity
Ordinary share capital	10,761	9,807	9,205
Preference share capital	1,225	1,359	1,472
	11,986	11,166	10,677
Total average liabilities and shareholders’ equity	187,363	177,933	178,322
% of total average liabilities attributable to overseas activities	30.0%	30.3%	30.3%

Average interest earning assets
Australia	114,581	106,220	100,456
New Zealand	23,857	21,703	20,897
Overseas markets	29,716	29,300	32,303
less intragroup elimination	(9,002)	(9,343)	(9,708)
	159,152	147,880	143,948

14. Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Mar 03	Half year Sep 02	Half year Mar 02
	%	%	%
Gross earnings rate(1)
Australia	6.50	6.42	6.30
New Zealand	7.45	7.34	6.98
Overseas markets	3.50	3.72	3.86
Total Group	6.33	6.29	6.13

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	2.38	2.42	2.45
Interest forgone on impaired assets	(0.02)	(0.05)	(0.03)
Net interest spread	2.36	2.37	2.42
Interest attributable to net non-interest bearing items	0.41	0.51	0.53
Net interest average margin - Australia	2.77	2.88	2.95

New Zealand
Gross interest spread	2.28	2.42	2.27
Interest forgone on impaired assets	—	—	—
Net interest spread	2.28	2.42	2.27
Interest attributable to net non-interest bearing items	0.56	0.48	0.47
Net interest average margin - New Zealand	2.84	2.90	2.74

Overseas markets
Gross interest spread	1.35	1.26	1.13
Interest forgone on impaired assets	(0.04)	0.01	(0.09)
Net interest spread	1.31	1.27	1.04
Interest attributable to net non-interest bearing items	0.22	0.21	0.29
Net interest average margin - Overseas markets	1.53	1.48	1.33

Group
Gross interest spread	2.29	2.34	2.28
Interest forgone on impaired assets	(0.02)	(0.03)	(0.04)
Net interest spread	2.27	2.31	2.24
Interest attributable to net non-interest bearing items	0.44	0.48	0.51
Net interest average margin - Group	2.71	2.79	2.75

(1)       Average interest rate received on interest earning assets

15. Segment analysis

The following analysis shows segment revenue, total assets and result for each business segment(1).

Industry

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Income(1)
Personal Banking Australia	1,077	1,044	992	3%	9%
Institutional	1,914	1,955	1,841	-2%	4%
Corporate	534	503	461	6%	16%
New Zealand Banking	516	467	419	10%	23%
Mortgages	2,178	1,997	1,795	9%	21%
Consumer Finance	505	515	507	-2%	0%
Asset Finance	540	526	511	3%	6%
ING Australia	55	40	137	38%	-60%
Asia Pacific	225	200	189	13%	19%
Treasury	731	583	554	25%	32%
Group Centre	383	312	274	23%	40%
Income from disposal of investments	—	174	—	-100%	n/a
Intragroup Eliminations	(2,294)	(2,105)	(1,884)	9%	22%
	6,364	6,211	5,796	2%	10%
Net profit after income tax(2)
Personal Banking Australia	188	185	169	2%	11%
Institutional	382	364	348	5%	10%
Corporate	133	125	120	6%	11%
New Zealand Banking	74	69	61	7%	21%
Mortgages	131	124	123	6%	7%
Consumer Finance	47	71	79	-34%	-41%
Asset Finance	60	54	48	11%	25%
ING Australia	7	8	25	-13%	-72%
Asia Pacific	67	51	45	31%	49%
Treasury	49	61	63	-20%	-22%
Group Centre	3	(10)	(15)	large	large
Net profit (excl significant transactions)	1,141	1,102	1,066	4%	7%
Significant transactions	—	170	(16)	-100%	-100%
	1,141	1,272	1,050	-10%	9%
Total assets
Personal Banking Australia	6,226	5,832	6,208	7%	0%
Institutional	59,332	58,994	58,371	1%	2%
Corporate	14,967	13,699	13,001	9%	15%
New Zealand Banking	4,310	3,796	3,492	14%	23%
Mortgages	70,981	64,826	59,838	9%	19%
Consumer Finance	5,930	5,551	5,182	7%	14%
Asset Finance	13,069	12,410	11,992	5%	9%
ING Australia	1,696	1,638	5,170	4%	-67%
Asia Pacific	1,980	1,932	1,869	2%	6%
Treasury	9,827	11,692	9,134	-16%	8%
Group Centre	2,200	2,735	2,332	-20%	-6%
	190,518	183,105	176,589	4%	8%

(1)       Refer definitions on pages 117 - 118

(2)       Equity standardised including intersegment income

Further information on business segments and Group Centre is shown on pages 13 to 51 of the Consolidated Results and Dividend Announcement.

16. Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	31 March 2003			30 September 2002
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Spot and forward contracts	137,878	3,252	(51)	140,867	3,390	815
Swap agreements	27,728	1,900	(28)	23,834	1,807	(13)
Futures contracts(1)	380	n/a	—	337	n/a	—
Options purchased	8,441	333	166	8,779	435	272
Options sold(2)	14,996	0	(229)	11,741	n/a	(216)
Other contracts	4,397	600	202	3,046	623	456
	193,820	6,085	60	188,604	6,255	1,314

Interest rate contracts
Forward rate agreements	58,938	11	4	35,890	18	5
Swap agreements	227,824	3,626	896	212,765	3,491	634
Futures contracts(1)	22,893	n/a	14	26,934	n/a	(4)
Options purchased	24,587	128	89	16,118	127	88
Options sold(2)	8,264	n/a	(74)	9,244	n/a	(65)
	342,506	3,765	929	300,951	3,636	658

Credit Contracts
Credit default swaps(3)	7,954	3,203	46	5,722	3,277	(13)

	544,280	13,053	1,035	495,277	13,168	1,959

(1) Credit equivalent amounts have not been included as there is minimal credit risk associated with the exchange traded futures, where the clearing house is the counterparty

(2) Options sold have no credit exposures as they represent obligations rather than assets

(3) The Group has entered structured transactions that expose it to the performance of certain assets under credit default swaps.  The total investment of the Group in these transactions is USD 750 million

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Value at Risk (VaR) measure

A key measure of market risk is Value at Risk (“VaR”).  VaR is a statistical estimate of the likely daily loss, which is based on historical market movements.  The confidence level is such that there is 97.5% probability that the loss will not exceed the Value at Risk estimate on any given day.

The Bank’s standard VaR approach is historical simulation.  The bank calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, the methodology is not an estimate of the maximum loss that the Bank could experience from an extreme market event.

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments.  The principal activities include foreign exchange, interest rate and capital markets.  These activities are well diversified and managed on a global product basis.

Below are aggregate VaR exposures covering both physical and derivatives trading positions for the Bank’s principal trading centres.

	As at Mar 03	High for period Mar 03	Low for period Mar 03	Ave for period Mar 03	As at Sep 02	High for period Sep 02	Low for period Sep 02	Ave for period Sep 02
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.6	1.7	0.5	1.0	1.1	2.3	0.5	1.1
Interest rate	1.8	2.1	0.6	1.0	1.0	3.4	0.7	1.5
Diversification benefit	(0.6)	(0.9)	(0.3)	(0.6)	(0.6)	(1.8)	(0.2)	(0.5)
Total VaR	1.8	2.9	0.8	1.4	1.5	3.9	1.0	2.1

Hedging

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams.  During the half year $1.4 billion hedges of NZD revenue were put in place to lock in historically high NZD exchange rates.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	31 March 03			30 September 02
External	Notional Principal Amount	Credit Equiv. Amount	Fair Value	Notional Principal Amount	Credit Equiv. Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	157,816	3,414	124	161,290	3,689	(26)
Balance sheet hedging purposes	34,317	2,654	(92)	26,926	2,562	1,361
Revenue related hedging	1,687	17	28	388	4	(21)
	193,820	6,085	60	188,604	6,255	1,314
Interest rate and debt contracts
Customer-related and trading purposes	292,631	3,001	654	257,947	2,992	320
Balance sheet hedging purposes	49,875	764	275	43,004	644	338
	342,506	3,765	929	300,951	3,636	658
Credit Derivatives
Customer-related and trading purposes	4,199	465	1	1,718	189	2
Balance sheet hedging purposes	3,755	2,738	45	4,004	3,088	(15)
	7,954	3,203	46	5,722	3,277	(13)
Total	544,280	13,053	1,035	495,277	13,168	1,959

17. Contingent liabilities

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses.  Where it was anticipated that payments were likely under these warranties, provisions were made to cover the anticipated liability.  In addition ANZ provided SCB and/or Grindlays with certain indemnities.

Claims have been made under the above indemnities and also in relation to the warranties provided by ANZ at the time of sale.  During the half year ended 31 March 2003, the credit indemnity provided at the time of sale was settled, with $27 million recorded against specific provisions.  Other warranty claims made by SCB were also settled against provisions taken at the time of sale.  The indemnities under which ANZ remains exposed as at 31 March 2003 are:

•

an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity).  Details of this indemnity are set out below; and

•

an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

At present the Group is confident that resolution of the residual outstanding matters will occur within existing provisions.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India.  Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable.  No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ.  ANZ will continue to manage these matters in the best interests of shareholders taking into account its legal obligations.

ANZ remains liable for certain claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•

In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with.  Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•

 In July 2002, Grindlays was ordered to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  Grindlays has commenced proceedings challenging the validity of these orders, which direct repayment of Indian Rupees 24 million (AUD 0.8 million at 31 March 2003 rates), plus interest accruing at 24% since 1991.  Since July 2002 Grindlays has been given notice of hearings in relation to further payments received by it in 1991 in similar circumstances totalling Indian Rupees 302 million (AUD 10.5 million at 31 March 2003 rates).

Contingent tax liability

ANZ in Australia is being audited by the Australian Taxation Office (ATO).  There are several issues that the ATO is considering, including:

•	Lease assignments in 1991 and 1992. Tax assessments have been received and are being contested in the Federal Court. Profit after tax of approximately $50 million was earned from these transactions.

•	Sale of Grindlays in 2000. At ANZ’s request the ATO is reviewing the taxation treatment of this transaction. ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

During the years 1996 - 2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking.  The ATO had been reviewing these transactions for some time.  On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO.  The amount was met from ANZ’s existing tax provisions.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Clearing and Settlement Obligations

The Company has a commitment to participate in a loss sharing arrangement, in the event of a failure to settle by a member institution, in the Continuous Linked Settlement System.  This commitment is detailed in our Settlement Member Agreement with CLS Bank International and CLS Group Holdings AG.

18. Note to the Statement of Cash Flows

	Half year Mar 03 Inflows (Outflows)	Half year Sep 02 Inflows (Outflows)	Half year Mar 02 Inflows (Outflows)
	$M	$M	$M

Reconciliation of profit after income tax to net cash provided by operating activities
Profit after income tax	1,141	1,272	1,050
Adjustments to reconcile to net cash provided by operating activities
Provision for doubtful debts	303	309	551
Depreciation and amortisation	128	117	109
Profit on sale of businesses to joint venture	—	(170)	—
Recovery from NHB litigation	—	—	(248)
Provision for restructuring and other provisions	106	109	139
Payments from provisions	(241)	(197)	(239)
Provision for surplus lease space	1	1	—
(Profit) loss on property disposals	—	(4)	(1)
Decrease (increase) in interest receivable	(56)	51	277
(Decrease) increase in interest payable	109	(41)	(307)
(Increase) decrease in trading securities	695	(667)	(363)
(Increase) decrease in net tax assets	(478)	194	(148)
Other	52	(66)	3
Net cash provided by operating activities	1,760	908	823
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	4,863	4,821	4,900
Due from other financial institutions - less than 3 months	2,710	3,104	2,452
	7,573	7,925	7,352
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	58	48	46

19. Changes in composition of the Group

Acquisition of controlled entities

There were no material controlled entities acquired during the half year.

Disposal of controlled entities

On 1 May 2002, the controlled entities ANZ Life Assurance Company Limited, ANZ Managed Investments Limited and ANZ General Insurance Pty Limited were sold.  The profit before tax on disposal was $174 million ($170 million after tax).  The after-tax contribution prior to disposal was $15 million in the September 2002 half year and $25 million in the March 2002 half year.

20. Associates, joint venture entities and investments

	Half year Mar 03	Half year Sep 02	Half year Mar 02
	$M	$M	$M
Aggregate associates and joint venture entities
Operating profit (loss)	42	18	13
Income tax (expense) benefit	—	—	—
Profit (loss) after income tax	42	18	13

Material contributions to profit

	Contribution to Group pre-tax profit			Ownership interest held by Group
	Half year Mar 03	Half year Sep 02	Half year Mar 02	As at Mar 03	As at Sep 02	As at Mar 02
	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank(1)	29	17	13	11	11	11
E*Trade(2)	(6)	—	5	35	35	35

Joint Ventures
ING Australia Limited	19	2	—	49	49	—

(1) In addition the Group holds options over a further 18% of PT Panin

(2) The value of the investment in E*Trade was written down by $6 million

21. US GAAP reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the profit from ordinary activities after income tax, equity and total assets, applying US GAAP instead of Australian GAAP.

	Half year Mar 03	Half year Sep 02	Half year Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%
Operating profit after income tax according to Australian GAAP	1,141	1,272	1,050	-10%	9%
Items having the effect of increasing(decreasing) reported income:
Employee share issue and options	(21)	3	(43)	n/a	-51%
Depreciation charged on the difference between revaluation amount and historical cost of buildings	1	1	1	—	—
Difference in gain or loss on disposal of properties revalued under historical cost	1	1	4	—	-75%
Deferred profit on sale and leaseback transactions	—	(1)	(8)	-100%	-100%
Amortisation of sale and leaseback gain over lease term	12	13	12	-8%	—
Amortisation of goodwill	31	6	(12)	large	large
Pension expense adjustment	5	8	10	-38%	-50%
Adjustment of gain and non-capitalised costs recognised on entering joint venture(1)	—	(205)	—	-100%	n/a
Mark to market of non compliant derivative hedges (under SFAS 133)	28	107	(124)	-74%	large
Taxation on the above adjustments	(11)	(31)	33	-65%	large
Net income according to US GAAP	1,187	1,174	923	1%	29%
Other comprehensive income
Currency translation adjustments, net of hedges after tax	(49)	45	(143)	n/a	-66%
Unrealised profit(loss) on available for sale securities	4	1	2	large	100%
Mark to market of cash flow hedges (under SFAS 133)	34	31	29	10%	17%
Total comprehensive income according to US GAAP	1,176	1,251	811	-6%	45%

(1) Australian GAAP required INGA transaction to be accounted for at fair value.  US GAAP requires the use of historical cost for this specific transaction

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Shareholders’ equity according to Australian GAAP(1)	12,468	11,448	10,789	9%	16%
Elimination of gross asset revaluation reserves	(256)	(266)	(274)	-4%	-7%
Unrealised profit on available for sale securities	7	3	2	large	large
Adjustment to accumulated depreciation on buildings revalued	49	48	47	2%	4%
Restoration of previously deducted goodwill	745	714	692	4%	8%
Accumulated amortisation and impairment	(533)	(533)	(517)	0%	3%
Deferred profit on sale and leaseback transactions	(12)	(14)	(17)	-14%	-29%
Provision for dividend	—	681	571	-100%	-100%
Pension expense adjustment	91	88	82	3%	11%
Derivative and hedging activities	227	173	139	31%	63%
Adjustment on entering joint venture	(203)	(203)	0	0%	n/a
Shareholders’ equity according to US GAAP	12,583	12,139	11,514	4%	9%

	As at Mar 03	As at Sep 02	As at Mar 02	Movt Mar 03 v. Sep 02	Movt Mar 03 v. Mar 02
	$M	$M	$M	%	%

Total assets according to Australian GAAP	190,518	183,105	176,589	4%	8%
Elimination of gross asset revaluation reserves	(204)	(205)	(206)	0%	-1%
Unrealised profit(loss) on available for sale securities	10	3	3	large	large
Adjustment to accumulated depreciation on buildings revalued	49	48	47	2%	4%
Restoration of previously deducted goodwill	745	714	692	4%	8%
Accumulated amortisation and impairment	(533)	(533)	(517)	0%	3%
Prepaid pension adjustment	67	67	65	0%	3%
Reclassification of deferred tax assets against deferred
tax liabilities	(611)	(462)	(532)	32%	15%
Revaluation of hedges (under SFAS 133)	620	501	123	24%	large
Adjustment to carrying value of ING joint venture	(203)	(203)	—	0%	n/a
Total assets according to US GAAP	190,458	183,035	176,264	4%	8%

22. Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

	Balance Sheet			Profit and Loss Average
	As at Mar 03	As at Sep 02	As at Mar 02	Half year Mar 03	Half year Sep 02	Half year Mar 02

Great British pound	0.3828	0.3477	0.3721	0.3624	0.3653	0.3589
United States dollar	0.6035	0.5441	0.5306	0.5756	0.5494	0.5151
New Zealand dollar	1.0904	1.1585	1.2122	1.1025	1.1747	1.2256

23. Significant events since balance date

There have been no significant events since 31 March 2003 to the date of this report.

DIRECTORS’ DECLARATION AND APPENDIX 4B STATEMENT

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the consolidated entity set out on pages 70 to 114 are in accordance with the Corporations Act 2001, and

(a)	that they comply with AASB Standards, other AASB authoritative pronouncements, Urgent Issues Group Consensus Views, APRA standards and other mandatory reporting requirements; and

(b)	that they have been prepared using the same accounting policies as those applied for the 30 September 2002 Annual Financial Reports other than the changes noted on page 74; and

(c)

that they give a true and fair view of the financial position of the consolidated entity as at 31 March 2003 and of its performance as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(d)	in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(e)	confirm that the financial statements and notes of the consolidated entity set out on pages 70 to 114 have been reviewed by the Group’s auditors, KPMG; and

(f)	confirm that Australia and New Zealand Banking Group Limited has a formally constituted Audit Committee.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Chief Executive Officer

23 April 2003

AUDITORS’ REVIEW REPORT

Independent review report to the members of Australia and New Zealand Banking Group Limited

Scope

We have reviewed the financial report of Australia and New Zealand Banking Group Limited for the half-year ended 31 March 2003, consisting of the consolidated statement of financial performance, consolidated statement of financial position, statement of changes in equity and consolidated statement of cash flows, accompanying notes and the directors’ declaration set out on pages 70 to 115.  The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year.  The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data.  Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation.  The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Australia and New Zealand Banking Group Limited is not in accordance with:

(a)	the Corporations Act 2001, including:
	(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 March 2003 and of its performance for the half-year ended on that date; and
	(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

/s/ KPMG	/s/ PS Nash
KPMG	PS Nash
Chartered Accountants	Partner
Melbourne

23 April 2003

DEFINITIONS

Adjusted common equity is Tier 1 capital less preference shares at current rates and deductions from total capital.

Consumer businesses comprise the following specialist business units; Personal Banking Australia, Wealth Management, New Zealand Banking, Small to Medium Enterprises Australia, Mortgages, Consumer Finance, Asset Finance, and Asia Pacific.

Corporate business comprises the following specialist business units; Institutional Banking, Transaction Services, Structured Finance International, Capital Markets, Foreign Exchange, Corporate Finance and Advisory and Corporate Banking.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net income after capital charge (NIACC) is the measure used by Corporate as a proxy for EVA.  It is an aggregate measure of the value added from all activities including managing Corporate banking products and cross sell of other ANZ products.  As NIACC includes the value of cross sell activities, a proportion of our NIACC is a contribution to the profit of other business units.

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts.

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability.

The profit and loss statement of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines.  Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

The results of segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the profit and loss statement of the segment.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies
Associates, joint venture entities and investments
Auditors’ Review Report
Average Balance Sheet and related interest
Capital adequacy
Changes in the composition of the Group
Chief Financial Officer’s Review
Contingent liabilities
Consolidated Statement of Cash Flows
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Country Exposures
Definitions
Derivative Financial Instruments
Directors’ Declaration and Appendix 4B Statement
Directors’ Report
Dividends
Earnings per ordinary share
Exchange rates
Financial Highlights
Four Year Summary
Highlights
Impaired assets
Income
Income tax expense
Interest spreads and net interest average margins
Investment securities
Net loans and advances
Notes to the Statement of Cash Flows
Operating expenses
Provisions for doubtful debts
Risk Management
Segment Analysis
Share capital and options
Significant events since balance date
Statement of Changes in Equity
US GAAP reconciliation

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 1 April 2003

ANZ signs cooperation agreement with China’s
Shanghai Rural Credit Cooperative Union

ANZ today announced it had signed a cooperation agreement with the Shanghai Rural Credit Cooperative Union.

The cooperation agreement establishes a framework for ANZ and the Shanghai Rural Credit Cooperative Union to exchange information with the aim of identifying specific areas of possible cooperation in the future.

The Shanghai Rural Credit Cooperative Union is a regional financial group reporting to the Shanghai Municipal Government and the People’s Bank of China. The group is currently a collection of credit cooperatives covering the urban areas of Shanghai and is undergoing an ownership restructure to consolidate itself as a major regional bank in China.

The Shanghai Rural Credit Cooperative Union brings together some 230 rural credit cooperatives, with more than 300 branches in the Shanghai province via the Shanghai Rural Credit Cooperatives Union. It has one million retail customers and around 150,000 business customers. Total assets are approximately A$17 billion.

ANZ Group Managing Director Group Strategic Development, Mr Peter Hawkins said: “The Shanghai Rural Credit Cooperative Union’s established customer base and network in Shanghai and ANZ’s technology and product expertise could provide joint opportunities in the medium term.

“The cooperation agreement provides the framework to explore those opportunities with the Shanghai Rural Credit Cooperative Union in one of the world’s fastest growing markets,” Mr Hawkins said.

Shanghai is China’s commercial and financial centre with a population of 13.3 million people. Official GDP was US$65 billion in 2002, up 10.9% on 2001. As at December 2002 there were 48 foreign banks operating under branch or subsidiary licences in Shanghai. ANZ has had a licensed branch in Shanghai since 1993. ANZ has also had a representative office in Beijing since 1986 which became a licensed branch in 1997.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-92736955 or 0409-655 550
Email: edwardp12@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 9 April 2003

ANZ confirms approach from Thai Military Bank

ANZ today confirmed it has been approached by Thai Military Bank (TMB) in relation to TMB’s recently announced capital raising program.

Discussions are at an early stage and involve a possible 10-20% shareholding in TMB. No agreement has been reached at this stage.

While ANZ’s core strategy remains domestic, ANZ has previously announced an objective of creating a number of strategic options in Asia as a natural extension of its involvement in the region. These are intended to involve a diversified portfolio of consumer-focused business partnerships with local market players where ANZ can leverage its capabilities.

ANZ has a history of involvement in East Asia. This includes its investment in PT Panin Bank; the Memorandum of Understanding in relation to credit cards with Metrobank in the Philippines; and the recently announced Cooperation Agreement with the Shanghai Rural Credit Cooperative Union.

The creation of strategic options in Asia is expected to involve modest individual investments that are well structured for risk. Over time, ANZ expects the portfolio would be in the range of 5-10% of capital.

Other than the initiatives previously announced, ANZ has not made any commitment to any other investment in Asia. In the event ANZ reaches any formal agreements an announcement will be made at the appropriate time.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Philip Gentry
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0411-125 474
Email: edwardp12@anz.com	Email: gentryp@anz.com

Stephen Higgins
Senior Manager Investor Relations
Tel: 03-9273 4282 or 0417-379170
Email: higgins@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

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[GRAPHIC]

Investor Presentation

Australia and New Zealand Banking Group Limited

May 2003

[ANZ LOGO]

Delivering sustainable profit growth

A track record of strong profit growth

[CHART]

What you can expect from ANZ going forward

Near term

•  Expected earnings growth of around 8% in FY03 & FY04

•  Dividend growth greater than EPS growth

•  Primary focus on domestic market

•  Investing in consumer businesses

•  Leveraging strong position in corporate businesses

•  Modest investments in low risk growth options in Asia

•  Continuing risk reduction

Longer term aspiration

•  Sustainable earnings growth from an increasingly strong portfolio of businesses

•  Domestic market will continue to be primary focus

May 2003 Investor Presentation	[ANZ LOGO]

2

2003 Interim Results

				v Mar 02

•	NPAT	$1,141m	Increase	8.7%
•	EPS	72 cents	Increase	8.6%
•	Cash EPS	74 cents	Increase	10.4%
•	Interim Dividend	44 cents	Increase	12.8%
•	Net Specific Provisions	$259m	Decrease	29%

Before Significant Items

•	NPAT	$1,141m	Increase	7.0%
•	EPS	72 cents	Increase	6.8%
•	Cash EPS	74 cents	Increase	8.7%

3

A reasonable result

•  Good underlying business performance

•  Cards issue cost $27m after tax

•  Risks down

•  Specific provisions down 29%

•  New non-accruals down 50%

•  Net non-accruals down 28%

•  Significant historical tax issue settled

•  1st half normally cyclically lower than 2nd

•  On track for 8% full year NPAT result*

*  Excluding significant transactions

4

Outline

•  Strategy

•  Result review

•  Portfolio performance

•  Credit Quality

•  Supplementary Information

5

Distinctive strategy and track record

4 clear themes going forward

Core themes

•  Leverage real capabilities to build sustainable strategic position

•  Grow value by creating a rich portfolio of specialised businesses

•  Become one of the most efficient and best-managed banks in the world

•  Bold and different, leveraging a unique performance culture and business approach

ANZ relative TSR

[CHART]

6

Leverage real capabilities to build sustainable strategic position

•  Leverage specialisation as distinctive strategy

•  Leverage leading product capability to increase share

•  Leverage superior cost position

•  To give customers the best deal

•  To give shareholders sustainable and growing returns

•  Leverage ANZ’s emerging and distinctive “human face”

•  Unique positioning against peers

•  Gain traction in earning the trust of the community

7

A rich portfolio of specialised businesses - material improvement in last 2 years

Source of profit

[CHART]

•  More sustainable portfolio foundation

•  Each business has clear differentiated approach

•  Systematically building capabilities to establish future growth options

8

Grow value by creating a rich and diversified portfolio of specialised businesses

ANZ Target Position

[CHART]

Optimise portfolio for sustainability, growth and return

•  Raise revenue productivity in Personal Banking

•  Lift performance and productivity in Wealth Management

•  Develop sustainable post-interchange cards strategy

•  Regain position in Small Business

•  Develop Institutional while reducing risk concentrations

•  Leverage specialised distribution in Mortgages

•  Advance customer franchise in NZ through local approach

•  Turn Asset Finance into a sustainable growth proposition

Create a portfolio of growth options

•  Invest in high growth domestic franchises

•  Leverage capabilities with partners in Asia-Pacific

9

Applying the lessons from Grindlays - a distinctive Asian strategy is emerging

ANZ Learning and Local Knowledge

Asia is important	Develop Options 1999-2004	Develop Portfolio 2004-2006	Grow Portfolio 2006 onwards

Geographic proximity

Growing political and economic linkages

Represents

•  49% of Australia’s merchandise trade

•  34% of Australia’s services trade

•  Substantial capital flows

ANZ already has a network in Asia

	• Acquire a portfolio of low cost, low risk options • Work with local partners who have customers & distribution network • Combine Local & ANZ strengths to create additional value	• Develop linkages across portfolio • Leverage product strengths • Portfolio approach – no more than 5-10% of ACE	• Potentially participate in local consolidation • Continue to add value

10

Aim to make ANZ one of the best managed and most efficient banks in the world

•  Make execution a distinctive capability

•  Accelerate revenue and productivity momentum in businesses

•  Rebalance higher risk segments

•  Simplify operations and technology infrastructure

World class efficiency

[CHART]

Lower relative risk

[CHART]

11

Bold and different, leveraging a unique performance culture and business approach

[CHART]

•  Systematic improvement

•  Aim to be distinctive

•  financial

•  values

•  Build on preferred employer status

•  Gain shareholder and community recognition

•  Raise our game in execution to minimise surprises

*   Benchmark comprises 33 of Australia’s Top 50 companies

12

Outline

•  Strategy

•  Result review

•  Portfolio performance

•  Credit Quality

•  Supplementary Information

13

Result driven by asset & deposit growth, non-interest income impacted by one offs

[CHART]

14

Higher interest income, driven by strong asset growth

Average Lending & Deposit Volumes

[CHART]

Interest Margins

[CHART]

15

Underlying non-interest income reasonable, but dominated by one-offs

[CHART]

16

Expenses well controlled, cost income ratio flat

[CHART]

•  Growth spend held back due to lower income growth

•  Underlying half on half cost growth of 1.4%

•  Includes $10m increase in software amortisation

•  Restructuring costs of $32m taken, in line with previous half

•  Continued focus on reengineering “business as usual” costs

17

Provisioning charge reflects conservative management

ELP Charge

[CHART]

•  ELP rate down 3bps

•  reflecting strong mortgage growth & improved risk profile

•  ELP Portfolio adjustment continued

•   accruing higher level of ELP, reflecting ongoing global economic uncertainty

18

Dividend payout ratio likely to trend upwards

•  A progressive lift in the payout ratio likely over next three years towards high 60’s

•  Expect to maintain 100% franking

Interim Dividend has doubled in six years

[CHART]

19

ANZ’s capital position remains strong

Drivers of ACE ratio

[CHART]

Peer Comparison ACE/RWA

[CHART]

•   Buybacks likely if ACE ratio above target range

20

Outline

•  Strategy

•  Result review

•  Portfolio performance

•  Credit Quality

•  Supplementary Information

21

A diversified portfolio performing well

	Mar 03	Mar 02	Change

Institutional Banking	145	119	22%
Personal Banking	137	121	13%
Mortgages	131	123	7%
Transaction Services	84	76	11%
SME	78	65	20%
New Zealand	74	61	21%
Asia Pacific	67	45	49%
Asset Finance	60	48	25%
Corporate Banking	55	55	0%
Wealth Management	51	48	6%
Treasury	49	63	-22%
Consumer Finance	47	79	-41%
Foreign Exchange	43	41	5%
Corp Fin & Advisory	38	41	-7%
Capital Markets	36	31	16%
Structured Finance	36	40	-10%
INGA JV*	21	n/a	n/a

*  Excludes funding costs

[CHART]

22

Consumer Finance – challenges, but good underlying performance

Improved underlying performance (NPBT)*

[CHART]

Diversifying revenue*

[CHART]

Growth in Acquiring share

[CHART]

Issues

•  Loyalty schemes increasingly costly to operate

•  Reduction in interchange and loyalty costs likely to impact 2004 NPAT by not more than $40m

*  Adjusted for under-accrual of loyalty points

23

Mortgages – well placed to benefit from shift to mortgage brokers

Growing presence

Broker penetration of mortgage market

[CHART]

•  80% of broker originated customers new to ANZ

•  92% purchase additional ANZ products (89% for network originated customers)

And we are well placed to participate

Low cost income ratio – efficient processing platform
+
Leading broker distribution model, with high quality MIS
+
Award winning products
+
Brokers strongest in states where ANZ has weaker branch presence

24

Institutional & Investment Banking – a leading franchise

Consistently strong NPAT growth

[CHART]

More focused single customer limits

[CHART]

25

Corporate and SME – well positioned for upswing in business lending

A very strong Corporate franchise

Market Share*

[CHART]

Customer Satisfaction*

[CHART]

•  Market advantage with “Wall St to Main Street” capability

•  Strong cross selling

•  Focus around total customer value to Group

*  Roberts Research 2002 (customers with turnover between $10m-$100m)

Investment in SME has yielded strong balance sheet growth without loss of credit standards

FUM (loans & deposits)

[CHART]

•  Risk grade profile has improved over past 6 months

•  80% of portfolio fully secured

•  Enhanced customer service proposition

•  Disciplined business execution and a stronger performance culture

•  Investment in an expanded business ‘footprint’ – customer facing staff up 10%

26

Personal banking – impacted by margin squeeze on deposits and fee changes

[CHART]

•  Overall 16 bp decline in margins due to

•  Lower interest rates over the half

•  Increased flows to higher rate deposit products such as TDs

•  Fees lower due to new transaction account fee structure and lower honour fees

•  RCF rolled out in NSW & Vic, remainder of States over calendar 2003

27

…but strong account and deposit growth

Access Accounts

[CHART]

New accounts	up 14%
Closed accounts	down 15%
Net new accounts	up 229%

Deposits ($b)

[CHART]

28

JV performance – good insurance and expense performance, offset by FM

ING Australia NPAT*

[CHART]

•   Life Insurance business performing well due to improved service, efficiency, and claims management

•   Subdued equity market conditions continue to impact Funds Management business

•   Improved capital investment returns, combined with hedge delivering cash rate of return

•   Synergies being extracted in line with expectations

29

Outline

•  Strategy

•  Result review

•  Portfolio performance

•  Credit Quality

•  Supplementary Information

30

Specific provisions down 29% – no large single provisions

Provisions

[CHART]

1st half Specific Provisions by size

[CHART]

•  No major individual specific provisions during the half

31

New non-accruals down 50% on March 2002

Geographic

New Non-Accrual Loans

[CHART]

New non-accrual loans by source

[CHART]

32

Arrears profile close to historical lows

Arrears > 60 days

[CHART]

•  Consumer sector in good shape, with continuing low levels of unemployment and low interest rates

•  Mortgage arrears remain very low

•  Ongoing focus on collections management

•  Upwards movement in cards arrears expected, will be carefully managed

•  Scorecards remain “tight”

33

Mortgages portfolio healthy*

High quality arrears profile

[CHART]

Strong LVR profile

[CHART]

Increasing flexibility to service mortgage

[CHART]

Equity Loans remain modest

[CHART]

*  Charts are for Australia only excluding Origin

34

Domestic corporates well placed

Domestic corporates remain lowly geared

[CHART]

Reflected in healthy risk grade profile*

[CHART]

B+ to CCC	3.2%	2.5%	2.9%
CCC and Lower	1.2%	0.9%	0.8%

*  Institutional & Corporate Australia & NZ

35

US energy portfolio – some issues, remains containable

[CHART]

(AUD)	Sep-02	Sep-02	Mar-03	Mar-03	Mar-03	No of cust
						Total 30
B+ to CCC	12.3%	13.0%	3.8%	3.9%	4.0%	2
Non Accrual	4.0%	4.2%	8.0%	8.2%	11.2%	3

36

Outlook for second half

•        Australian & NZ economies to perform relatively well, despite weakness in offshore markets

•        Mortgage growth to be more subdued, moving towards 8-12% pa growth rate, offset by moderate rebound in business lending

•        Specific provisions below ELP

•        Cost growth rate to increase, but remain lower than revenue growth rate with resultant improvement in cost-income ratio

•        Second half outlook favourable, delivering approximately 8% full year NPAT growth

37

Delivering sustainable profit growth

A track record of strong profit growth

[CHART]

What you can expect from ANZ going forward

Near term

•  Expected earnings growth of around 8% in FY03 & FY04

•  Dividend growth greater than EPS growth

•  Primary focus on domestic market

•  Investing in consumer businesses

•  Leveraging strong position in corporate businesses

•  Modest investments in low risk growth options in Asia

•  Continuing risk reduction

Longer term aspiration

•  Sustainable earnings growth from an increasingly strong portfolio of businesses

•  Domestic market will continue to be primary focus

38

[GRAPHIC]

Copy of presentation
available on

www.anz.com

39

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Philip Gentry
Head of Investor Relations

ph: (613) 9273 4185               fax: (613) 9273 4091              e-mail: gentryp@anz.com

40

[GRAPHIC]

Supplementary Information Pack

Australia and New Zealand Banking Group Limited

May 2003

41

Additional information on businesses & strategy

42

Personal – significant opportunity, but clear challenges remain

Metro NPAT	Personal Banking Australia NPAT	Rural NPAT

[CHART]	[CHART]	[CHART]

• Underweight position	• Rural Banking completed roll out of local market model
• RCF rolled out to Victoria & NSW, to roll out to other states	• Good progress in devolving responsibility to front line
• Strong product capability	• Strong focus on communityinvolvement
• More traction required on improving customer proposition	• Increased focus on agribusiness

43

Valuation supports carrying value of investment in INGA JV

[CHART]

44

Asia - circa 450 lending relationships with 85% investment grade

[GRAPHIC]

ANZ	BEIJING & SHANGHAI, CHINA

•     One of a small group of fully licensed foreign banks

•     Restricted transactions with locals expected to be lifted gradually with WTO membership

•     40 Lending Relationships, 95% Inv Gr

ANZ	HONG KONG

•     Leading Australian/NZ bank

•     Focus to expand Trade Finance business

•     Excess liquidity driving margins down to dangerously low levels

•     60 Lending Relationships, 82% Inv Gr

ANZ	HANOI & HO CHI MINH, VIETNAM

•     Leading foreign bank in Vietnam

•     Only Australian/NZ bank

•     Fastest-growing Asian operation

•     50 Lending Relationships, 72% Inv Gr

ANZ	MALAYSIA & THAILAND

•     Representative offices

•     Regional Trade Finance support

•     FI & correspondent banking

ANZ	SINGAPORE

•     Centre for GSF operations in ANZ Asia

•     Striving to carve a niche in the market amongst global banks operating here

•     4,000 customers/deposit base of $2b

•     60 Lending Relationships, 87% Inv Gr

ANZ	REGIONAL OFFICE, SINGAPORE

•     Product Support

•     Finance & Planning

•     Credit/Risk

•     Corporate Portfolio Management

•     Human Resource

ANZ	SEOUL, KOREA

•     Strategic for Asia & network Trade

•     34 Lending Relationships, 52% Inv Gr

ANZ	TOKYO & OSAKA, JAPAN

•     Largest Australian/NZ Bank

•     14,000 customers with deposit base of $700m

•     38 Lending Relationships, 83% Inv Gr

ANZ	TAIPEI, TAIWAN

•     Only Australian/NZ bank

•     Highly regulated/competitive environment

•     Largest number of corporate relationships in Asia

•     60 Lending Relationships, 68% Inv Gr

ANZ	MANILA, PHILIPPINES

•     Top Ten foreign bank

•     Only Australian/NZ bank

•     50 Lending Relationships, 53% Inv Gr

ANZ	JAKARTA, INDONESIA

•     Leading JV bank

•     130,000 cards issued

•     26 Lending Relationships, 69% Inv Gr

45

A selective asset writing strategy in Asia

Customer Category	Customer Description

Global MNCs	Parent – Investment Grade Typically listed on local exchange Subsidiaries in network countries per Cross Border Risk Policy (10/99)

Regional MNCs	Parent – Investment Grade Typically listed on local exchange (Top 50 ‘blue chip’) Typically externally rated

Financial Institutions	Well-established and high quality FIs In top 20 FIs in country Strong correspondent banking relationships

Major Local Corporates

Top ranking, typically listed on local exchange and recognised as ‘blue chip’ Investment Grade
Significant foreign currency earnings in freely negotiable currencies
Market capitalisation typically in excess of USD200m. Potential for significant non interest income, deposit, trade, FX or network opportunities

Middle Market Corporates	Not target market	Small exceptions for Trade where collateralised, eg. Vietnam

SMEs	Not target market

Current/Target customer list represents:	• established high quality names/groups, including Asian conglomerates, that have survived Asian crisis; recent CPM ‘shadowing’ review has validated this;
• core relationships;
• network business for Australia/NZ and Asia;
• good product penetration potential;
• leveraging relationships across Asia network.

46

Continuing to develop our culture

High staff satisfaction maintained

[CHART]

Over 10,000 of our people have experienced Breakout program

[CHART]

47

Additional credit quality information

48

Mortgages – low representation in inner city Sydney and Melbourne

Market Share by location

[CHART]

•  Tightened assessment criteria for inner city investment properties

•  Delinquency profile of inner city borrowers in line with average

49

Global Telco portfolio – no material issues expected

[CHART]

(AUD)	Sep-02	Mar-03	Mar-03	Mar-03	No of cust
					total 41
B+ to CCC	1.9%	6.8%	7.8%	11.1%	5
Non Accrual	4.8%	3.5%	4.3%	7.2	3

50

Risk grade profiles - Global energy portfolio

[CHART]

	Sep-02	Sep-02	Mar-03	Mar-03	Mar-03	No of cust
						81
B+ to CCC	4.8%	5.6%	4.1%	4.6%	6.0%	9
Non Accrual	3.2%	3.7%	4.2%	4.8%	6.4%	6

51

Deterioration in global electricity sector has stabilised

KMV Median Expected Default Frequency

[CHART]

•  Deterioration in US and European utility sectors largely occurred prior to our 2002 Annual Results announcement

•  In 2002, S&P ratings actions in US power industry resulted in 182 downgrades, against 15 upgrades

•  First half 2003 has seen some evidence of stabilisation

52

Group risk grade profile

ANZ Group - Outstandings

[CHART]

	Sep-01	Mar-02	Sep-02	Mar-03
B+ to CCC	3.0%	2.8%	2.5%	2.5%
Non Accrual	0.9%	0.9%	0.8%	0.7%

53

Institutional & Corporate Risk Grade Profiles

Institutional Banking (Outstandings)

[CHART]

	Sep-01	Mar-02	Sep-02	Mar-03
B+ to CCC	2.7%	2.3%	2.6%	3.1%
Non Accrual	1.6%	2.0%	1.8%	1.7%

Corporate Banking Aust. (Outstandings)

[CHART]

	Sep-01	Mar-02	Sep-02	Mar-03
B+ to CCC	7.4%	6.4%	4.1%	2.8%
Non Accrual	1.7%	1.7%	1.3%	1.4%

54

Offshore SCCLs now in place

Comparative SCCL Customer Limits

[CHART]

Lending type SCCL % for offshore Corporates (excl. GSF)

[CHART]

GSF Direct Exposures capped at AUD 450m for > 100%
Security and AUD 200m for < 100% Security

55

Top 10 exposures further reduced

Top 10 committed exposures

[CHART]

Limits represent total 7 month limits excluding uncommitted and non-recourse, net of credit derivatives

Top 10 exposures as % of ACE

[CHART]

excludes non-recourse and uncommitted facilities

56

Non-accrual loans continue to fall, reflecting overall health of portfolio

Historic

[CHART]

Geographic

Gross Non-Accrual Loans

[CHART]

57

Existing and future problem loans well provided for

SP/NALs

[CHART]

GP/RWA

[CHART]

58

Industry exposures – Australia & NZ

Health & Community Services

[CHART]

Cultural & Recreational Services

[CHART]

Forestry & Fishing

[CHART]

Mining

[CHART]

Personal & Other Services

[CHART]

Communication Services

[CHART]

59

Finance - Other

[CHART]

Transport & Storage

[CHART]

Utilities

[CHART]

Finance - Banks, Building Soc etc.

[CHART]

Accommodation, Clubs, Pubs etc.

[CHART]

Construction

[CHART]

60

Real Estate Operators & Dev.

[CHART]

Retail Trade

[CHART]

Agriculture

[CHART]

Manufacturing

[CHART]

Wholesale Trade

[CHART]

Business Services

[CHART]

61

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release:  29 April 2003

ANZ appoints Group General Counsel

ANZ today announced the appointment of Mr Tim L’Estrange as Group General Counsel.

Mr L’Estrange will be responsible for ANZ’s legal functions globally including acting as senior legal counsel to the ANZ Board, and providing leadership on legal issues associated with strategic development initiatives and major litigation.  He will report to Mr Peter Marriott, ANZ’s Chief Financial Officer.

Mr L’Estrange joins ANZ from Allens Arthur Robinson where he was National Executive Partner,  Litigation and Dispute Resolution and formerly a Managing Partner of Allen Allen & Hemsley.  Mr L’Estrange has had a distinguished career in commercial litigation and practice across a range of industry sectors including finance both within Australia and internationally.  He has served on the board of Allens Arthur Robinson and is a board member of the Australian Centre of International Commercial Arbitration.

Mr L’Estrange’s appointment follows Ms Jane Slatter’s resignation in 2002 to take up residence in the United States.  His appointment is effective July 2003.

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel:  03-9273 6955 or 0409-655 550
Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522